UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                          July                         , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date July 31, 2008	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED
JUNE 30, 2007 AND 2008

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
JUNE 30, 2007 AND 2008, AND
SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008

Page

Consolidated Balance Sheets	1-3

Consolidated Statements of Income	4

Consolidated Statements of Changes in Stockholders’ Equity	5-6

Consolidated Statements of Cash Flows	7-8

Notes to Consolidated Financial Statements	9-142

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,44	10,828,433	10,942,829	1,186,858
Temporary investments	2c,2f,44	188,139	182,685	19,814
Trade receivables	2c,2g,6,37,44
Related parties — net of allowance for doubtful accounts of Rp.93,475 million in 2007 and Rp.148,797 million in 2008		552,736	536,235	58,160
Third parties — net of allowance for doubtful accounts of Rp.914,743 million in 2007 and Rp.1,061,773 million in 2008		3,152,873	2,768,072	300,225
Other receivables — net of allowance for doubtful accounts of Rp.5,423 million in 2007 and Rp.11,163 million in 2008	2c,2g,44	58,781	189,163	20,517
Inventories — net of allowance for obsolescence of Rp.53,555 million in 2007 and Rp.58,954 million in 2008	2h,7,37	204,262	295,442	32,044
Prepaid expenses	2c,2i,8,44	1,474,455	1,338,464	145,170
Claims for tax refund	38	359,582	420,550	45,613
Prepaid taxes	38	25,939	84,045	9,115
Restricted time deposits	2c,9,44	8,829	21,244	2,304

Total Current Assets		16,854,029	16,778,729	1,819,820

NON-CURRENT ASSETS
Long-term investments — net	2f,10	99,091	137,802	14,946
Property, plant and equipment — net of accumulated depreciation of Rp.49,603,908 million in 2007 and Rp.57,775,661 million in 2008	2k,2l,4,11, 19,20,23	57,694,609	63,329,530	6,868,712
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.544,133 million in 2007 and Rp.540,831 million in 2008	2m,12,34,47	849,683	631,488	68,491
Prepaid pension benefit cost	2i,2r,41	229	398	43
Advances and other non-current assets	2c,2o,13, 29,44,49	605,633	1,811,306	196,454
Goodwill and other intangible assets — net of accumulated amortization of Rp.4,233,123 million in 2007 and Rp.5,299,967 million in 2008	2d,2j,4,14,37	3,912,073	3,104,099	336,670
Escrow accounts	2c,15,44	1,394	42,859	4,648

Total Non-current Assets		63,162,712	69,057,482	7,489,964

TOTAL ASSETS		80,016,741	85,836,211	9,309,784

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,16,44
Related parties		771,959	1,398,689	151,702
Third parties		4,925,415	6,058,388	657,092
Other payables		29,726	35,172	3,815
Taxes payable	2s,38	1,731,773	1,646,401	178,568
Dividends payable		8,420,466	11,751,595	1,274,576
Accrued expenses	2c,17,35
	41,44	2,688,965	2,896,082	314,109
Unearned income	18	2,017,152	1,882,883	204,217
Advances from customers and suppliers		161,885	121,002	13,124
Short-term bank loans	2c,19,44	934,844	70,984	7,699
Current maturities of long-term liabilities	2c,20,44	4,812,499	5,281,675	572,850

Total Current Liabilities		26,494,684	31,142,871	3,377,752

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,38	3,223,024	3,106,209	336,899
Unearned income on Revenue-Sharing Arrangements	2m,12,47	678,878	392,647	42,586
Accrued long service awards	2c,2r,42,44	70,675	79,655	8,639
Accrued post-retirement health care benefits	2c,2r,43,44	2,737,812	2,719,583	294,966
Accrued pension and other post-retirement benefits costs	2r,41	1,081,003	1,286,572	139,541
Long-term liabilities — net of current maturities
Obligations under capital leases	2l,11,20	199,677	225,764	24,486
Two-step loans — related party	2c,20,21,44	3,761,537	3,539,074	383,848
Bank loans	2c,20,23,44	2,926,870	3,247,074	352,177
Deferred consideration for business combinations	20,24	3,013,103	1,847,389	200,368

Total Non-current Liabilities		17,692,579	16,443,967	1,783,510

MINORITY INTEREST	25	7,092,289	7,863,148	852,836

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	546,638
Additional paid-in capital	27	1,073,333	1,073,333	116,413
Treasury stock — 211,290,500 shares in 2007 and 426,290,500 shares in 2008	2u,28	(1,829,138)	(3,798,701)	(412,007)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	180,000	270,000	29,284
Difference due to change of equity in associated companies	2f	385,595	385,595	41,822
Unrealized holding gain from available-for-sale securities	2f	10,569	8,981	974
Translation adjustment	2f	228,520	228,914	24,828
Retained earnings
Appropriated		6,700,879	10,557,984	1,145,118
Unappropriated		16,947,431	16,620,119	1,802,616

Total Stockholders’ Equity		28,737,189	30,386,225	3,295,686

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		80,016,741	85,836,211	9,309,784

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,30
Fixed lines		5,639,074	5,260,686	570,573
Cellular		11,398,521	12,176,568	1,320,669
Interconnection	2q,31,44
Revenues		5,802,820	5,864,545	636,068
Expenses		(1,281,828)	(1,463,002)	(158,677)

Net		4,520,992	4,401,543	477,391
Data and internet	2q,32	6,283,445	7,315,049	793,389
Network	2q,33,44	210,871	500,872	54,325
Revenue-Sharing Arrangements	2m,12,34,47	234,509	184,779	20,041
Other telecommunications services		219,190	338,859	36,753

Total Operating Revenues		28,506,602	30,178,356	3,273,141

OPERATING EXPENSES
Depreciation	2k,2l,2m,
	11,12,13	4,625,808	5,213,718	565,479
Personnel	2r,17,35,
	41,42,43	4,080,124	4,293,842	465,710
Operations, maintenance and telecommunication services	2q,36,44	4,448,941	5,611,079	608,577
General and administrative	2g,2h,2q,6,
	7,14,37	1,707,377	1,701,589	184,554
Marketing	2q	603,535	890,167	96,547

Total Operating Expenses		15,465,785	17,710,395	1,920,867

OPERATING INCOME		13,040,817	12,467,961	1,352,274

OTHER INCOME (EXPENSES)
Interest income	44	265,579	330,873	35,886
Equity in net (loss) income of associated companies	2f,10	3,589	(1,390)	(151)
Interest expense	44	(730,731)	(573,805)	(62,235)
Gain on foreign exchange — net	2p	54,933	35,776	3,880
Others — net		133,785	236,159	25,614

Other income (expenses) — net		(272,845)	27,613	2,994

INCOME BEFORE TAX		12,767,972	12,495,574	1,355,268

TAX EXPENSE	2s,38
Current		(3,337,305)	(3,862,317)	(418,906)
Deferred		(557,627)	(77,065)	(8,358)

		(3,894,932)	(3,939,382)	(427,264)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		8,873,040	8,556,192	928,004

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — Net	25	(2,248,117)	(2,258,582)	(244,966)

NET INCOME		6,624,923	6,297,610	683,038

BASIC EARNINGS PER SHARE	2w,39
Net income per share		331.49	317.83	0.03
Net income per ADS (40 Series B shares per ADS)		13,259.60	12,713.20	1.20
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah)

					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized
					transactions	Difference	holding
					between	due to change	gain on
			Additional		entities under	of equity	available-for-
		Capital	paid-in	Treasury	common	in associated	sale	Translation	Retained earnings		Stockholders’
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2007		5,040,000	1,073,333	(952,211)	180,000	385,595	8,865	227,669	1,803,397	20,302,041	28,068,689

Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	1,704	—	—	—	1,704

Foreign currency translation of associated company	2f,10	—	—	—	—	—	—	851	—	—	851

Treasury stock acquired — at cost	2u,28	—	—	(876,927)	—	—	—	—	—	—	(876,927)

Resolved during the Annual General Meeting of the Stockholders on June 29, 2007
Declaration of cash dividends	2v,40	—	—	—	—	—	—	—	—	(5,082,051)	(5,082,051)
Appropriation for general reserve	40	—	—	—	—	—	—	—	4,897,482	(4,897,482)	—

Net income for the year		—	—	—	—	—	—	—	—	6,624,923	6,624,923

Balance, June 30, 2007		5,040,000	1,073,333	(1,829,138)	180,000	385,595	10,569	228,520	6,700,879	16,947,431	28,737,189

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah)

					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized
					transactions	Difference	holding
					between	due to change	gain (loss) on
			Additional		entities under	of equity	available-for-
		Capital	paid-in	Treasury	common	in associated	sale	Translation	Retained earnings		Stockholders’
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2008		5,040,000	1,073,333	(2,176,611)	270,000	385,595	11,237	230,017	6,700,879	22,214,129	33,748,579

Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	(2,256)	—	—	—	(2,256)

Foreign currency translation of associated company	2f,10	—	—	—	—	—	—	(1,103)	—	—	(1,103)

Treasury stock acquired — at cost	2u,28	—	—	(1,622,090)	—	—	—	—	—	—	(1,622,090)

Resolved during the Annual General Meeting of the Stockholders on June 20, 2008
Declaration of cash dividends	2v,40	—	—	—	—	—	—	—	—	(8,034,515)	(8,034,515)
Appropriation for general reserve	40	—	—	—	—	—	—	—	3,857,105	(3,857,105)	—

Net income for the year		—	—	—	—	—	—	—	—	6,297,610	6,297,610

Balance, June 30, 2008		5,040,000	1,073,333	(3,798,701)	270,000	385,595	8,981	228,914	10,557,984	16,620,119	30,386,225

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2007	2008
	Rp.	Rp.	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	5,487,250	4,505,592	488,676
Cellular	11,270,892	11,785,579	1,278,262
Interconnection — net	4,665,000	4,848,022	525,816
Joint Operation Schemes	6,943	607	66
Data and internet	6,244,605	7,153,888	775,910
Other services	470,705	1,030,296	111,746

Total cash receipts from operating revenues	28,145,395	29,323,984	3,180,476
Cash payments for operating expenses	(12,363,907)	(11,501,776)	(1,247,481)
Cash (refund) receipt from customers	390	(20,653)	(2,240)

Cash generated from operations	15,781,878	17,801,555	1,930,755

Interest received	264,676	324,215	35,164
Interest paid	(739,100)	(569,790)	(61,799)
Income tax paid	(4,112,766)	(4,992,556)	(541,492)

Net cash provided by operating activities	11,194,688	12,563,424	1,362,628

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	3,521	41,890	4,543
Purchases of temporary investments and placements in time deposits	(105,465)	(22,236)	(2,412)
Proceeds from sale of property, plant and equipment	13,051	5,299	575
Acquisition of property, plant and equipment	(8,554,418)	(7,606,234)	(824,971)
(Increase) decrease in advances for purchases of property, plant and equipment	790,366	(326,631)	(35,426)
Decrease in advances and others	46,579	15,048	1,632
Business combinations, net of cash paid	—	(323,541)	(35,091)
Purchases of intangible assets	—	(12,638)	(1,371)
Acquisition of long-term investments	(5,454)	(28,249)	(3,064)
Cash dividends received	30	645	70
Advance for acquisition of long term investments	—	(674)	(73)
(Increase) decrease in escrow accounts	679	(41,571)	(4,509)

Net cash used in investing activities	(7,811,111)	(8,298,892)	(900,097)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid to minority stockholders of subsidiaries	(10,630)	—	—
Proceeds from short-term borrowings	2,823,000	19,210	2,084
Repayments of short-term borrowings	(1,166,667)	(538,824)	(58,441)
Repayment of medium-term Notes	(465,000)	—
Proceeds from long-term borrowings	11,282	1,015,449	110,135
Repayment of long-term borrowings	(1,039,782)	(2,237,826)	(242,714)
Payment for purchases of treasury stock	(876,927)	(1,622,090)	(175,932)
Repayment of promissory notes	(99,165)	(101,355)	(10,993)
Repayment of obligations under capital leases	(13,394)	(19,429)	(2,107)

Net cash used in financing activities	(837,283)	(3,484,865)	(377,968)

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (continued)
SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2007	2008
	Rp.	Rp.	US$ (Note 3)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,546,294	779,667	84,563

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(33,697)	22,371	2,426

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,315,836	10,140,791	1,099,869

CASH AND CASH EQUIVALENTS AT END OF PERIOD	10,828,433	10,942,829	1,186,858

SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities:

Acquisition of property, plant and equipment through incurrence of payable and accrued liability	4,103,732	5,448,634	590,958
Acquisition of property, plant and equipment through capital leases	—	48,121	1,567
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL
a.	Establishment and general information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on the Government Regulation No. 25/1991.

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendments were concerning among others, the change in terms of service of Board of Commissioners and Board of Directors based on notarial deed No. 8 and No. 9 dated September 7, 2007 of A. Partomuan Pohan, S.H., LLM. and notification of this amendment was received by the Minister of Justice and Human Rights of the Republic of Indonesia (“MoJHR”) as in his Letter No. W7-HT.01.10-12858 dated September 14, 2007, and was published in State Gazette No. 31 dated April 15, 2008, Supplement No. 284.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication and information facilities and services in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.
The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

Pursuant to Law No. 3/1989 on Telecommunications (effective on April 1, 1989), Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). The Government Regulation No. 8/1993 relating to the provision of the telecommunications services regulates that cooperation to provide basic telecommunications services can be in the form of a joint venture, joint operation or contractual management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks. The Minister of Tourism, Post and Telecommunication of the Republic of Indonesia (“MTPT”) reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunication services through two Decision Letters both dated August 14, 1995.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and general information (continued)

The provision of domestic telecommunications services of the Company, includes telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. Pursuant to this, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions (“Divre”) under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”), in order to:
(1)	accelerate the construction of telecommunication facilities,

(2)	make the Company a world-class operator, and

(3)	increase the technology as well as knowledge and skills of its employees.
Historically, the Company had exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance (“Sambungan Langsung Jarak Jauh” or “SLJJ”) telecommunications services for a minimum period of 10 years, effective January 1, 1996. Such exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.

In 1999, the Government of the Republic of Indonesia (the “Government”) passed Telecommunications Law No. 36, which took effect in September 2000. This Law states that the telecommunication activities cover:
(1)	Telecommunications networks,

(2)	Telecommunications services, and

(3)	Special telecommunications.
National state-owned companies (“Badan Usaha Milik Negara” or “BUMN”), regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, Government Agencies and legal entities other than telecommunications networks and service providers. The Telecommunications Law prohibits activities that result in monopolistic practices and unfair competition, and expects to pave the way for market liberalization. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

On press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 of the Directorate General of Post and Telecommunications (“DGPT”), as corrected by No. 1718/UM/VIII/2000 dated August 2, 2000, the period for exclusive rights granted to the Company to provide local and SLJJ fixed-line telecommunications services, were shortened from the expiration period of December 2010 to August 2002 and from December 2005 to August 2003. In return, the Government was required to pay compensation to the Company (Notes 13 and 29). Further, on press release of the Coordinating Minister of Economics of the Republic of Indonesia dated July 31, 2002, the Government terminated the Company’s exclusive right as a network provider for local and SLJJ services effective August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and SLJJ telecommunications services.

The Company has a commercial license to provide International Direct Dialing (“IDD”) services based on the Minister of Communications of the Republic of Indonesia (“MoC”) Decree No. KP. 162/2004 dated May 13, 2004.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
b.	Company’s officers and employees
1.	Officers

Based on resolutions made at (i) the Annual General Meeting (“AGM”) of Stockholders dated June 24, 2005 as covered by notarial deed No. 36 of A. Partomuan Pohan, S. H., LLM. and (ii) the Extraordinary General Meetings (“EGM”) of Stockholders dated February 28, 2007 as covered by notarial deed No. 16 of the same notary, as amended through the AGM of Stockholders dated June 29, 2007 as covered by notarial deed No. 58 of the same notary, the composition of the Company’s Board of Commissioners and Directors as of June 30, 2007 and 2008, respectively, were as follows:

	2007	2008
President Commissioner	Tanri Abeng	Tanri Abeng
Commissioner	Anggito Abimanyu	Anggito Abimanyu
Commissioner	Mahmuddin Yasin	Mahmuddin Yasin
Independent Commissioner	Arif Arryman	Arif Arryman
Independent Commissioner	Petrus Sartono	Petrus Sartono
President Director	Rinaldi Firmansyah	Rinaldi Firmansyah
Director of Finance	Sudiro Asno	Sudiro Asno
Director of Network and Solution	I Nyoman Gede Wiryanata	Ermady Dahlan
Director of Enterprise and Wholesale	Arief Yahya	Arief Yahya
Director of Consumer	Ermady Dahlan	I Nyoman Gede Wiryanata
Director of Compliance and Risk Management	Prasetio	Prasetio
Chief Information Technology Officer	Indra Utoyo	Indra Utoyo
Human Resources Director/ Human Capital and General Affairs	Faisal Syam	Faisal Syam
Based on AGM of Stockholders dated June 29, 2007, the Company’s stockholders agreed to replace Gatot Trihargo as the Company’s Commissioner to Mahmuddin Yasin.

Based on Board of Commissioners’ Decision Letter dated February 15, 2008, the Board of Commissioners agreed to appoint Ermady Dahlan as Director of Network and Solution and I Nyoman Gede Wiryanata as Director of Consumer effective from March 1, 2008.

Based on Letter No. S-584/KF/2008 dated June 20, 2008, Anggito Abimanyu resigned from his position as a member of Company’s Board of Commissioners.

2.	Employees

As of June 30, 2007 and 2008, the Company and its subsidiaries had 32,474 and 33,580 employees, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Public offering of shares of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totaled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO at the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 of the Limited Liability Companies, at the AGM of Stockholders on April 16, 1999, the stockholders resolved to increase the Company’s issued share capital through distribution of 746,666,640 bonus shares, to be taken from its additional paid-in capital, which were distributed to stockholders in August 1999.

On August 16, 2007, the Law No. 1/1995 of the Limited Liability Companies has been amended by the issuing of Law No. 40/2007 of the Limited Liability Companies which become effective at the same date. The Law No. 40/2007 has no effect to the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government had sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of stockholders on July 30, 2004, as notarized by deed No. 26 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. For series A Dwiwarna share with par value of Rp.500, the split was into 1 Series A Dwiwarna share with par value of Rp.250 per share and 1 Series B share with par value of Rp.250 per share. The stock split resulted to an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares into 1 Series A Dwiwarna Share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares into 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

At the EGM on December 21, 2005, the stockholders approved the phase I plan to repurchase up to a maximum of 5% of the Company’s issued Series B shares for a maximum repurchase amount of Rp.5,250,000 million which had expired on June 20, 2007. At the AGM on June 29, 2007, the stockholders approved the phase II plan to repurchase up to 215,000,000 Series B shares for Rp.2,000,000 million which will be expired on December 28, 2008. At the AGM on June 20, 2008, the phase II plan to repurchase the Series B shares has been discontinued on June 19, 2008 and the stockholders approved the phase III plan to repurchase up to 339,443,313 Series B shares for Rp.3,000,000 million which will be expired on December 20, 2009. As of July 28, 2008, the Company had repurchased 453,663,000 shares equivalent to 2.25% of the issued and outstanding Series B shares, for a repurchase price of Rp.3,998,058 million, including broker and custodian fees (Note 28).

As of June 30, 2008, all of the Company’s Series B shares were listed on the IDX and 49,276,437 ADS shares were listed on the NYSE and LSE.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries
As of June 30, 2007 and 2008, the Company has consolidated the following direct or indirectly owned subsidiaries which it controls as a result of majority ownership (Notes 2b and 2d):
(i)	Direct subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	the Company	operation	2007	2008	2007	2008
PT Pramindo Ikat Nusantara (“Pramindo”), Medan, Indonesia	Telecommunication construction and services/August 15, 2002	1995	100	100	1,351,221	1,218,404

PT Telekomunikasi Indonesia International (“TII”) (formerly PT Aria West International (“AWI”)), Jakarta, Indonesia	Telecommunication/July 31, 2003	1995	100	100	708,098	947,825

PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia telecommunication services/May 9, 2003	1998	100	100	110,008	715,167

PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/April 25, 2001	1982	99.99	99.99	146,429	163,486

PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/May 17, 2001	1995	100	100	449,295	426,275

PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia	Pay television and content services/May 7, 1997	1997	96	98.75	86,632	127,719

PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication — provides telecommunication facilities and mobile cellular services using Mobile Global System for Communication (“GSM”) technology/May 26, 1995	1995	65	65	44,880,498	50,400,370

PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication — provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/December 29, 1998	1999; ceased operation on January 13, 2006	60	60	5,637	4,910

PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service — provides telecommunication information services and other information services in the form of print and electronic media, and call center services/September 22,1999	1984	51	51	487,710	552,706

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
d.	Subsidiaries (continued)
(ii)	Indirect subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	subsidiary	operation	2007	2008	2007	2008
Aria West International Finance B.V. (“AWI BV”) The Netherlands	Established to engaged in rendering services in the field of trade and finance services/June 3, 1996	1996; ceased operation on July 31, 2003	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	1,750	1,849

Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius	Finance — establish to raise funds for the development of Telkomsel ’s business through the issuance of debenture stock, bonds, mortgages or any other securities/April 22, 2002	2002	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	7	114

PT Balebat Dedikasi Prima (“Balebat”), Bogor, Indonesia	Printing/October 1, 2003	2000	33.15 (through 65% ownership by Infomedia)	33.15 (through 65% ownership by Infomedia)	59,511	82,061

Telkomsel Finance B.V., (“TFBV”), Amsterdam The Netherlands	Finance — establish in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/February 7, 2005	2005	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	8,245	8,748

PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/October 31, 2005	2006	60 (through 60% ownership by Metra)	60 (through 60% ownership by Metra)	12,679	21,210

PT Telkom Indonesia International Pte. Ltd. Singapura	Finance/December 6, 2007	2008	—	100 (through 100% ownership by TII)	—	—

PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service — implementation and integration system service, outsourcing and software license maintenance/May 1, 1987	1988	—	80 (through 80% ownership by Metra)	—	330,156
(a)	TII

On March 6, 2007, based on notarial deed No. 3 of Titien Suwartini, S.H., and as approved by the MoJHR in its Decision Letter No. W8-00573.HT.01.04-TH.2007 and the Capital Investment Coordinating Board in its Decision Letter No. 20/III/PMDN/2007 dated March 1, 2007, PT Aria West International has changed its name to PT Telekomunikasi Indonesia International and its business operation has been expanded to include international businesses.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
d.	Subsidiaries (continued)
(a)	TII (continued)

On January 25, 2008, pursuant to Second Amendment to Cooperation Agreement between the Company and TII No. K.Tel.21/HK.820/UTA-00/2008 regarding Management and Development of International Business, the Company has agreed to transfer international telecommunications business from the Company to TII.

(b)	Metra

Based on Circular Meeting of Metra’s stockholders on December 13, 2007, the stockholders agreed as follows: (1) increase its authorized capital from Rp.200,000 million to Rp.1,000,000 million with a par value of Rp.10,000 per share; (2) increase its issued and fully paid capital from Rp.62,250 million to Rp.412,250 million by issuing 35,000,000 new shares; (3) to limit the maximum additions to issued capital for funding acquisition of Sigma amounting to Rp.335,000 million, and for the acquisition cost as well as Metra’s business development amounting to a maximum of Rp.15,000 million; (4) approve a total of 35,000,000 new shares to be issued and fully paid by the Company; and (5) approval on acquisition of a maximum 80% ownership interest in Sigma, a company engaged in providing information system services.

On December 18, 2007, Metra entered into a Conditional Sales and Purchase Agreement (CSPA) with Sigma’s stockholders for the acquisition.

On January 21, 2008, the Company paid Rp.350,000 million for additional capital to Metra pursuant to circular meeting of the Metra’s stockholders on December 13, 2007. The acquisition of Sigma transaction was completed through the signing of an Amendment to the Sales and Purchase of Shares Agreement on February 21, 2008 which became effective from February 22, 2008.

(c)	Indonusa

At Indonusa’s EGM on May 9, 2007, the stockholders revolved to: (1) stock split of Indonusa’s shares par value from Rp.10,000 to Rp.500 per share; (2) increase its issued capital from Rp.200,000 million consists of 20,000,000 shares to Rp.700,000 million consists of 1,400,000,000 shares, as amended by the Decision of Circular Meeting of Indonusa’s stockholders on December 28, 2007. The change increased Company’s paid-in capital from Rp.66,500 million to Rp.237,713 million through payment and debt to equity swap, as follows:
—	The Company had paid for the increase in share capital phase I to Indonusa on June 5, 2007 and August 13, 2007 amounting to Rp.21,624 million and Rp.976.3 million, respectively. Also, a payment for the increase in share capital for phase II was made on November 26, 2007 amounting to Rp.65,986 million.

—	On December 19, 2007, Indonusa’s debt to the Company amounting to Rp.82,627 million was converted into ownership on shares of stock of Indonusa.
Pursuant to the payment for the additional share capital and debt swap to equity, the Company’s ownership in Indonusa has increased from 95.68% to 98.75%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)
d.	Subsidiaries (continued)
(d)	Telkomsel

On February 14, 2006, Telkomsel was granted the International Mobile Telecommunications-2000 (“IMT-2000” or “3G”) license in the 2.1 Gigahertz (“GHz”) frequency bandwidth for a 10 year period by the Minister of Communication and Information Technology of the Republic of Indonesia (“MoCI”), based on its Decision Letter No. 19/KEP/M.KOMINFO/2/2006. The license is extendable subject to evaluation (Notes 14 and 49c.ii). Telkomsel started its commercial services for 3G in September 2006.

On October 11, 2006, Telkomsel’s operating licenses were updated by MoCI based on Decision Letter No. 101/KEP/M.KOMINFO/10/2006, granting Telkomsel the rights to provide: (i) Mobile telecommunication services with radio frequency bandwidth in the 900 Megahertz (“MHz”) and 1800 MHz bands; (ii) Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and (iii) Basic telecommunication services.
e.	Authorization of the financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on July 29, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”). Indonesian GAAP varies in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 55.
a.	Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp.”), unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which every effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated on the consolidated financial statements.

c.	Transactions with related parties

The Company and its subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) 7, “Related Party Disclosures”.

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The cost of an acquisition is allocated to the identifiable assets and liabilities recognized using as reference, their fair values at the date of the transaction. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
d.	Acquisitions of subsidiaries (continued)

In July 2004, the Indonesian Financial Accounting Standard Board (“Dewan Standar Akuntansi Keuangan di Indonesia” or “DSAK”) issued PSAK 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control”, (“PSAK 38R”). Under PSAK 38R, the acquisition transaction with entities under common control is accounted for using book value, in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value arising from restructuring transactions and other transactions between entities under common control” is charged to retained earnings when the common control relationship has ceased.

e.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

f.	Investments
i.	Time deposits

Time deposits with maturities of more than three months but not more than one year, are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of income, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to the consolidated statements of income.

iii.	Investments in associated companies

Investments in companies where the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
f.	Investments (continued)
iii.	Investments in associated companies (continued)

On a continuous basis, but no less frequently than at the end of each year, the Company and its subsidiaries evaluate the carrying amount of their ownership interests in associated companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each associated company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any) and projected discounted cash flows, whichever is lower or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the consolidated statements of income upon the sale of an interest in the associate in proportion to percentage of the interests sold.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollars (“U.S. Dollars”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

iv.	Other investments

Investments in companies where ownership interests of less than 20% that do not have readily determinable fair values and are held for long-term are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any write-down is charged directly to income of the current year.
g.	Trade and other accounts receivable

Trade and other accounts receivable are recorded net of allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts. Accounts are written-off against the allowance during the period in which they are determined to be not collectible.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Trade and other accounts receivable (continued)

The allowance for doubtful accounts is the Company and its subsidiaries’ best estimate of the probable credit losses in the accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses — general and administrative. The Company and its subsidiaries determine the allowance based on historical write-off experience. The Company and its subsidiaries review the allowance for doubtful accounts every month. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

h.	Inventories

Inventories consist of components and modules which are expensed or transferred to property, plant and equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and prepaid voucher blanks, which are expensed upon sale. Inventories are stated at the lower of costs or net realizable value.

Cost is determined using the weighted average method for components, SIM card, RUIM card and prepaid voucher blanks, and the specific-identification method for modules.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.	Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.	Intangible assets

Intangible assets comprised of intangible assets from subsidiaries and business acquisition and licenses. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and its subsidiaries and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and its subsidiaries shall estimate the recoverable value of their intangible asset. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and annual rights of usage (“Biaya Hak Penggunaan” or “BHP”) fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years). Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
j.	Intangible assets (continued)

Based on Telkomsel’s management interpretation of the license conditions and the written confirmation from the DGPT, the license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, Telkomsel recognizes the annual BHP fees as expense when incurred.

Telkomsel’s management evaluates its plan to continue to use the license on an annual basis.

k.	Property, plant and equipment — direct acquisitions

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years

Buildings	20
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-15
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5
The Company and its subsidiaries evaluate their property, plant and equipment whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable.

When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance are capitalized.

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the consolidated statement of income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment — direct acquisitions (continued)

Computer software used for data processing is included in the value of the associated hardware.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period, borrowing costs, which include interest expense and foreign currency exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the year. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused are reclassified into equipment not used in operation and depreciated over their estimated useful life using straight-line method.

l.	Property, plant and equipment under capital leases

Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments and the residual values (option price) paid by the Company and its subsidiaries at the end of lease period. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the consolidated statement of income of the current year.

Since January 1, 2008, the Company and its subsidiaries has applied PSAK 30 (Revised 2007), “Lease” prospectively. Based on PSAK 30 (Revised 2007), property, plant and equipment under capital lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership. A lease is classified into capital lease or operating lease based on the substance not the form of the contract.

Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

m.	Revenue-Sharing Arrangements (“RSA”)

Revenues from RSA are recognized based on Company’s share as agreed upon in the contracts.

The Company records assets under RSA as “Property, plant and equipment under RSA” (with a corresponding initial credit to “Unearned income on RSA” presented in the liabilities section of the consolidated balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method (Note 2k).

Unearned income related to the acquisition of the property, plant and equipment under RSA is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the property, plant and equipment under RSA is reclassified to the “Property, plant and equipment” account.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
n.	KSO

Revenues from KSO include amortization of unearned initial investor payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received are recorded net of all direct costs incurred in connection with the KSO agreement and amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR are recognized on a monthly basis, based on the contracted MTR amount for the current year.

The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK 39, “Accounting for Joint Operation Schemes”, which supercedes paragraph 14 of PSAK 35, “Accounting for Telecommunications Services Revenue”, the assets built by the KSO partners under the KSO were recorded in the books of the KSO partners which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

As of December 31, 2006, the Company has obtained full control over all of the KSO operations through acquisition of interest of KSO investors and the Company has accelerated the amortization of KSO deferred compensation income per June 30, 2008.

o.	Deferred charges for land rights

Costs incurred to process and extend land rights are deferred and amortized using the straight-line method over the term of the land rights.

p.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated balance sheet date as follows:

	The Company and its subsidiaries
	2007		2008
	Buy	Sell	Buy	Sell

United States Dollars (“US$”) 1	9,045	9,050	9,215	9,225
Euro1	12,176	12,186	14,584	14,603
Yen1	73.26	73.31	87.60	87.72

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
p.	Foreign currency translation (continued)

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

q.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service and ready for use. Revenues from usage charges are recognized as customers incur the charges.

ii.	Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of connection fee as well as usage and monthly charges, are recognized as follows:
•	Connection fees for service connection are recognized as revenues at the time the connection occurs.

•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.
Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:
•	Sale of SIM and RUIM card is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•	Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) is recognized initially as unearned income and recognized proportionately as usage revenue based on duration of successful calls made and the value added services by the subscribers or the expiration of the unused stored value of the voucher.
iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as earned in accordance with agreement and are presented net of interconnection expenses.

iv.	Data and internet revenues

Revenues from installations (set-up) of internet, data communication and e-Business are recognized upon the completion of installations. Revenues from data communication and internet are recognized based on usage.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
v.	Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases. Revenues are recognized based on subscription fees as specified in the agreements.

vi.	Expenses

Expenses are recognized on accrual basis. Unutilized promotional credits are netted against unearned income.
r.	Employee benefits
i.	Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using government bond interest rates that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value defined benefit obligation or 10% of fair value of plan assets, are charged or credited to the consolidated statements of income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.	Long Service Awards (“LSA”)

Employees are entitled to receive certain cash awards based on length of service requirements. The benefits are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination.

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of income.

The obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits (continued)
iii.	Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

iv.	Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees which enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

v.	Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.
Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

s.	Income tax

The Company and its subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax loss carry forwards, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited to the consolidated statement of income, except to the extent that it relates to items recognized directly in equity, such as the difference in value arising from restructuring transactions and other transactions between entities under common control and the effect of foreign currency translation adjustment for certain investments in associated companies, in which case income tax is also charged or credited directly to equity.

Amendment to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
t.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including formal documentations at the inception of the hedge.

Changes in the fair values of derivative instruments that do not qualify for hedge accounting are recognized in the consolidated statements of income. If a derivative instrument is designated and qualifies for hedge accounting the assets or liabilities shall be adjusted. The changes in fair values of derivative instruments are recognized in the consolidated statements of income or consolidated statement of changes in stockholder’s equity depending on the type and effectiveness of hedge transaction.

u.	Treasury Stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as deduction in stockholders’ equity. The cost of treasury stock sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

v.	Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. For interim dividends, the Company recognized it as liability based on the Board of Director’s decision with the approval from the Board of Commissioners.

w.	Earnings per share and earnings per ADS

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

x.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

y.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, the valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS
The consolidated financial statements are stated in Indonesian Rupiah (“Rupiah”). The translations of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,220 to US$1 as published by Reuters on June 30, 2008. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4.	ACQUISITIONS OF SIGMA
On February 21, 2008, Metra and Sigma’s stockholders, PT Sigma Citra Harmoni and Trozenin Management Plc signed an Amendment to the Sales and Purchase of Shares Agreement which authorized Metra to acquire 80% of the outstanding common stock of Sigma for US$35.2 million or equivalent to Rp.330,264 million.

The acquisition of Sigma has been accounted for using purchase method of accounting, which purchase price were allocated to fair value of the acquired assets and assumed liabilities. As of the issuance date of the consolidated financial statements, the valuation of fair values of the assets and liabilities is still being processed, accordingly the difference in purchase price and book value assets and liabilities are temporarily recorded as intangible assets. The Company does not believe that any subsequent valuation result will have significant financial impact to the Company. The following table summarizes the purchase price allocation of the acquired assets and assumed liabilities at the closing date:

Rp.
Current assets	111,467
Fixed assets	50,806
Intangible assets	232,335
Other assets	20,056
Current liabilities	(56,444)
Long-term liabilities	(27,956)

Acquisition cost	330,264

The Company’s consolidated result of operations had included the operating of Sigma since the date of acquisition.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	CASH AND CASH EQUIVALENTS

	2007	2008
Cash on hand	31,795	36,363

Cash in banks
Related parties
Rupiah
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	128,400	121,622
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	171,363	115,722
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	10,096	10,250
PT Bank Pos Nusantara	911	250
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	—	20

	310,770	247,864

Foreign currencies
Bank Mandiri	32,165	63,449
BNI	2,726	23,115
BRI	613	665
Bank Syariah Mandiri	—	75

	35,504	87,304

Sub-total	346,274	355,168

Third parties
Rupiah
ABN AMRO Bank (“AAB”)	89,663	88,566
Deutsche Bank AG (“DB”)	7,471	31,601
PT Bank Central Asia Tbk (“BCA”)	13,719	17,412
PT Bank Bukopin Tbk (“Bank Bukopin”)	5,659	6,359
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	—	2,285
PT Bank Lippo Tbk (“Bank Lippo”)	11,221	1,679
Bank DKI	—	1,196
PT Bank Niaga Tbk (“Bank Niaga”)	1,069	887
Citibank, N.A. (“Citibank”)	2,157	777
PT Bank Mega Tbk (“Bank Mega”)	1,103	446
Others (each below Rp.1 billion)	1,121	2,387

	133,183	153,595

Foreign currencies
DB	9,714	10,334
Citibank	10,241	8,679
Bank Ekonomi	—	5,948
AAB	9,211	186
Others (each below Rp.1 billion)	258	684

	29,424	25,831

Sub-total	162,607	179,426

Total cash in banks	508,881	514,594

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	CASH AND CASH EQUIVALENTS (continued)

	2007	2008
Time deposits
Related parties
Rupiah
BNI	1,977,773	2,495,085
Bank Mandiri	1,009,189	2,257,888
BRI	1,047,965	1,275,770
BTN	198,032	250,725

	4,232,959	6,279,468

Foreign currencies
BNI	874,297	262,186
Bank Mandiri	29,903	65,627

	904,200	327,813

Sub-total	5,137,159	6,607,281

Third parties
Rupiah
Citibank	1,142,300	623,600
PT Bank Pembangunan Daerah Jawa Barat dan Banten (”Bank Jabar”)	295,865	293,060
Bank Bukopin	31,170	274,680
Bank Niaga	121,370	251,920
PT Bank Internasional Indonesia Tbk	83,890	216,500
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	—	149,315
Bank Mega	141,952	117,945
PT Bank Victoria International Tbk	—	72,000
PT Pan Indonesia Bank Tbk	—	60,000
PT Bank Century Tbk	—	52,000
PT Bank Tabungan Pensiunan Nasional Tbk	45,808	37,053
PT Bank Bumiputera Indonesia Tbk (“Bank Bumiputera”)	—	30,000
Bank Artha Graha Internasional Tbk	—	25,000
PT Bank Muamalat Indonesia (“Bank Muamalat”)	53,740	18,550
Bank Lippo	—	16,000
PT Bank Permata Tbk	102	5,000
PT Bank NISP Tbk	—	5,000
PT Bank Yudha Bhakti	—	2,000
PT Bank Nusantara Parahyangan Tbk	—	1,000
PT Bank Syariah Mega Indonesia (“Bank Syariah Mega”)	—	1,000
DB	1,425,500	—
Standard Chartered Bank (“SCB”)	150,000	—

	3,491,697	2,251,623

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	CASH AND CASH EQUIVALENTS (continued)

	2007	2008
Time deposits (continued)
Third parties (continued)
Foreign currencies
DB	1,652,567	901,410
The Hongkong and Shanghai Banking Corporation Ltd	—	296,584
Bank Muamalat	—	156,655
SCB	—	151,821
Bank Jabar	—	18,430
Bank Bukopin	4,524	4,610
Bank Mega	1,810	1,844
Bank Ekonomi	—	1,614

	1,658,901	1,532,968

Sub-total	5,150,598	3,784,591

Total time deposits	10,287,757	10,391,872

Grand Total	10,828,433	10,942,829

Interest rates per annum on time deposits are as follows:

	2007	2008
Rupiah	2.75% - 13.62%	2.25% - 12.50%
Foreign currencies	3.00% - 5.05%	1.00% - 4.80%
The related parties which the Company and its subsidiaries place their funds are Government-owned banks. The Company and its subsidiaries placed a majority of their cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	TRADE RECEIVABLES

Trade receivables arose from services provided to both retail and non-retail customers, with details as follows:
a.	By debtor
(i)	Related parties

	2007	2008
Government Agencies	544,548	540,457
CSM	47,036	73,966
Indosat	29,921	44,149
PT Patra Telekomunikasi Indonesia (“Patrakom”)	12,822	13,586
PT Graha Informatika Nusantara (“Gratika”)	4,650	4,564
PT Aplikanusa Lintasarta (“Lintasarta”)	3,232	3,843
PSN	1,790	166
Others	2,212	4,301

Total	646,211	685,032
Allowance for doubtful accounts	(93,475)	(148,797)

Net	552,736	536,235

Trade receivables from certain related parties are presented net of the Company and its subsidiaries’ liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

(ii)	Third parties

	2007	2008
Residential and business subscribers	3,713,589	3,740,350
Overseas international carriers	354,027	89,495

Total	4,067,616	3,829,845
Allowance for doubtful accounts	(914,743)	(1,061,773)

Net	3,152,873	2,768,072

b.	By age
(i)	Related parties

	2007	2008
Up to 6 months	455,857	528,961
7 to 12 months	36,161	133,459
13 to 24 months	28,817	12,978
More than 24 months	125,376	9,634

Total	646,211	685,032
Allowance for doubtful accounts	(93,475)	(148,797)

Net	552,736	536,235

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	TRADE RECEIVABLES (continued)
b.	By age (continued)
(ii)	Third parties

	2007	2008
Up to 3 months	3,146,451	2,675,129
More than 3 months	921,165	1,154,716

Total	4,067,616	3,829,845
Allowance for doubtful accounts	(914,743)	(1,061,773)

Net	3,152,873	2,768,072

c.	By currency
(i)	Related parties

	2007	2008
Rupiah	563,827	666,617
U.S. Dollars	82,384	18,415

Total	646,211	685,032
Allowance for doubtful accounts	(93,475)	(148,797)

Net	552,736	536,235

(ii)	Third parties

	2007	2008
Rupiah	3,659,280	3,474,054
U.S. Dollars	408,336	355,791

Total	4,067,616	3,829,845
Allowance for doubtful accounts	(914,743)	(1,061,773)

Net	3,152,873	2,768,072

d.	Movements in the allowance for doubtful accounts

	2007	2008
Beginning balance	784,789	1,100,456
Additions (Note 37)	233,741	314,105
Bad debts write-off	(10,312)	(203,991)

Ending balance	1,008,218	1,210,570

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	TRADE RECEIVABLES (continued)
d.	Movements in the allowance for doubtful accounts (continued)

Management believes that the allowance for doubtful accounts is adequate to cover probable losses on non-collection of the accounts receivable.

Except for the amounts receivable from the Government Agencies, management believes that there were no significant concentrations of credit risk on these receivables. The Company and its subsidiaries do not have any off-balance sheet credit exposures related to their customers.

Refer to Note 44 for details of related party transactions.

7.	INVENTORIES

	2007	2008
SIM cards, RUIM cards and prepaid voucher blanks	87,556	148,125
Modules	117,777	137,835
Components	52,484	68,436

Total	257,817	354,396

Allowance for obsolescence
SIM cards, RUIM cards and prepaid voucher blanks	(190)	—
Modules	(47,572)	(52,710)
Components	(5,793)	(6,244)

Total	(53,555)	(58,954)

Net	204,262	295,442

Movements in the allowance for obsolescence are as follows:

	2007	2008
Beginning balance	48,098	54,701
Additions (Note 37)	5,765	4,425
Inventories write-off	(308)	(172)

Ending balance	53,555	58,954

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.

Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

As of June 30, 2008, certain inventories held by the Company has been insured against fire, theft and other specific risks. Total sum insured as of June 30, 2008 amounted Rp.88,968 million (Note 44d.vii). Management believes that the insurance coverage is adequate.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

8.	PREPAID EXPENSES

	2007	2008
Frequency license	154,308	582,703
Salaries	306,927	312,928
Rental	947,424	307,284
Insurance	26,646	92,158
Telephone directory issuance costs	27,044	20,537
Others	12,106	22,854

Total	1,474,455	1,338,464

Refer to Note 44 for details of related party transactions.

9.	RESTRICTED TIME DEPOSITS

This account consists of the Company’s time deposits of US$0.03 million (equivalent to Rp.300 million) and Rp.6,417 million as of June 30, 2007 and US$0.90 million (equivalent to Rp.8,326 million) and Rp.8,498 million as of June 30, 2008, and Infomedia’s time deposit of Rp.2,112 million and Rp.4,420 million as of June 30, 2007 and 2008, respectively, which were pledged as collateral for bank guarantees to Bank Mandiri (Note 44).

10.	LONG-TERM INVESTMENTS

	2007
	Percentage			Share of
	of	Beginning		net income	Translation	Ending
	ownership	balance	Addition	(loss)	adjustment	balance
Equity method:
CSM	25.00	53,114	—	(330)	851	53,635
Patrakom	40.00	26,007	—	3,919	—	29,926
PSN	22.38	—	—	—	—	—

		79,121	—	3,589	851	83,561

Cost method:
Bridge Mobile Pte. Ltd. (“BMPL”)	10.81	9,290	5,454	—	—	14,744
PT Batam Bintan Telekomunikasi (“BBT”)	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	3.18	199	—	—	—	199

		10,076	5,454	—	—	15,530

		89,197	5,454	3,589	851	99,091

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS (continued)

	2008
	Percentage
	of	Beginning		Share of	Translation	Ending
	ownership	balance	Addition	net loss	adjustment	balance
Equity method:
CSM	25.00	57,240	—	(2,021)	(1,103)	54,116
Patrakom	40.00	32,892	—	(1,313)	—	31,579
PSN	22.38	—	—	—	—	—

		90,132	—	(3,334)	(1,103)	85,695

Cost method:
BMPL	10.00	20,360	—	—	—	20,360
BBT	5.00	587	—	—	—	587
Bangtelindo	3.18	199	—	—	—	199
Scicom (MSC) Berhad (“Scicom”)	9.85	2,712	28,249	—	—	30,961

		23,858	28,249	—	—	52,107

		113,990	28,249	(3,334)	(1,103)	137,802

a.	CSM

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of June 30, 2007 and 2008, the carrying amount of the investment in CSM was equal to the Company’s share in the net assets of CSM.

b.	Patrakom

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

The increase of ownership in Patrakom in 2007 represents an adjustment arising from the difference between the book value and the initial investment was made in 2005.

As of June 30, 2007 and 2008, the carrying amount of investment in Patrakom was approximate to the Company’s share in the net assets of Patrakom.

c.	PSN

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses in PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp.nil.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS (continued)
d.	BMPL

BMPL (Singapore), an associated entity of Telkomsel, is engaged in providing regional mobile services in the Asia Pacific region.

Subsequently, on March 7, 2007, it was resolved that each of the stockholders shall subscribe for 1,500,000 additional shares of BMPL, subject to the accession of SK Telecom Co., Ltd as a stockholder of BMPL. However, the additional subscription of 300,000 shares shall be cancelled if SK Telecom Co., Ltd becomes a stockholder of BMPL.

Based on the Accession Agreement dated June 18, 2007, the stockholders of BMPL agreed to admit SK Telecom Co, Ltd as a stockholder of BMPL. Consequently, the additional subscription of 300,000 shares was cancelled. On the same date, the stockholders of BMPL also agreed to admit Advanced Info Service Public Company Limited as a stockholder of BMPL.

In 2007, Telkomsel has paid additional subscriptions of US$1,200,000 (equivalent to Rp.11,069 million).

As of June 30, 2007 and 2008, Telkomsel’s contributions which represent 10.81% and 10.00% ownership interest are US$1.6 million (Rp.14,744 million) and US$2.2 million (Rp.20,360 million), respectively.

e.	BBT

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

f.	Bangtelindo

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

g.	Scicom

Scicom is engaged in providing call center services in Malaysia. As of June 30, 2008, TII has purchased additional 26,000,000 Scicom shares or equivalent to 9.85% of TII’s total ownership with transaction value amounted to US$3.42 million (equivalent to Rp.31,891 million).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT

	January 1,				June 30,
	2007	Additions	Deductions	Reclassifications	2007
At cost:
Direct acquisitions
Land	399,338	30,613	(994)	(3,801)	425,156
Buildings	2,758,673	70,254	—	69,599	2,898,526
Switching equipment	21,335,512	239,254	—	1,753,645	23,328,411
Telegraph, telex and data communication equipment	189,701	—	—	—	189,701
Transmission installation and equipment	34,621,302	162,311	—	5,056,918	39,840,531
Satellite, earth station and equipment	5,568,809	98,162	—	4,547	5,671,518
Cable network	19,515,317	184,297	(363)	(20,750)	19,678,501
Power supply	3,269,686	12,992	—	525,839	3,808,517
Data processing equipment	5,332,847	83,565	—	336,388	5,752,800
Other telecommunications peripherals	626,631	2,491	—	(2,898)	626,224
Office equipment	759,959	23,466	—	4,758	788,183
Vehicles	171,778	2,559	(636)	(6,224)	167,477
Other equipment	113,093	3,001	—	—	116,094
Property under construction:
Buildings	35,105	54,846	—	(76,189)	13,762
Switching equipment	1,334,956	468,275	—	(1,754,116)	49,115
Transmission installation and equipment	2,987,094	5,310,666	—	(5,004,920)	3,292,840
Cable network	7,159	11,581	—	(4,183)	14,557
Power supply	17,644	866,575	—	(541,260)	342,959
Data processing equipment	16	361,367	—	(333,558)	27,825
Leased assets
Transmission installation and equipment	265,820	—	—	—	265,820

Total	99,310,440	7,986,275	(1,993)	3,795	107,298,517

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,290,020	82,850	—	(99)	1,372,771
Switching equipment	11,195,005	1,210,488	—	(153)	12,405,340
Telegraph, telex and data communication equipment	185,736	153	—	—	185,889
Transmission installation and equipment	12,163,943	1,807,445	—	40,065	14,011,453
Satellite, earth station and equipment	1,947,875	208,116	—	2,495	2,158,486
Cable network	11,495,878	737,006	(363)	(26,427)	12,206,094
Power supply	1,500,435	168,305	—	(2,165)	1,666,575
Data processing equipment	3,688,200	198,024	—	(9,656)	3,876,568
Other telecommunications peripherals	587,545	6,810	—	5,855	600,210
Office equipment	593,038	26,917	—	896	620,851
Vehicles	161,018	2,130	(614)	(6,095)	156,439
Other equipment	101,211	3,636	—	—	104,847
Leased assets
Transmission installation and equipment	133,476	104,909	—	—	238,385

Total	45,043,380	4,556,789	(977)	4,716	49,603,908

Net Book Value	54,267,060				57,694,609

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,	Acquisitions				June 30,
	2008	of Sigma	Additions	Deductions	Reclassifications	2008
At cost:
Direct acquisitions
Land	561,348	—	32,218	—	—	593,566
Buildings	2,961,302	—	44,017	—	59,468	3,064,787
Switching equipment	24,293,139	—	13,420	—	704,960	25,011,519
Telegraph, telex and data communication equipment	156,036	—	—	—	(8,180)	147,856
Transmission installation and equipment	44,758,386	—	724,253	(2,516)	3,021,515	48,501,638
Satellite, earth station and equipment	5,979,626	—	124,904	—	1,935	6,106,465
Cable network	20,669,529	—	391,994	—	(195,925)	20,865,598
Power supply	4,416,077	—	23,443	—	495,819	4,935,339
Data processing equipment	6,527,841	14,523	119,208	—	314,812	6,976,384
Other telecommunications peripherals	637,020	2,186	12,579	(554)	(37,485)	613,746
Office equipment	706,484	1,345	18,348	(2,503)	(13,229)	710,445
Vehicles	156,192	1,160	4,793	(466)	(26,054)	135,625
Other equipment	109,784	—	2,281	—	(1,511)	110,554
Property under construction:
Buildings	86	—	109,374	—	(65,284)	44,176
Switching equipment	83,740	—	626,958	—	(674,241)	36,457
Transmission installation and equipment	2,525,030	—	4,595,801	—	(4,474,228)	2,646,603
Satellite, earth station and equipment	3,557	—	—	—	—	3,557
Cable network	381	—	161,753	—	—	162,134
Power supply	37,979	—	504,515	—	(524,563)	17,931
Data processing equipment	31,351	27,544	400,346	—	(387,743)	71,498
Other equipment	—	—	202	—	(202)	—
Leased assets
Vehicles	—	—	37,693	—	—	37,693
Transmission installation and equipment	283,813	2,227	25,580	—	—	311,620

Total	114,898,701	48,985	7,973,680	(6,039)	(1,810,136)	121,105,191

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,465,078	—	95,958	—	(103)	1,560,933
Switching equipment	13,562,557	—	1,196,448	—	(673)	14,758,332
Telegraph, telex and data communication equipment	152,427	—	437	—	(9,140)	143,724
Transmission installation and equipment	16,178,965	—	2,205,057	—	(1,431,507)	16,952,515
Satellite, earth station and equipment	2,373,355	—	211,096	—	(3,579)	2,580,872
Cable network	12,917,430	—	722,039	—	(211,194)	13,428,275
Power supply	1,864,747	—	224,250	—	(7,681)	2,081,316
Data processing equipment	4,324,279	—	455,705	—	(76,869)	4,703,115
Other telecommunications peripherals	575,458	—	6,278	(56)	(35,999)	545,681
Office equipment	584,927	—	22,577	—	(12,542)	594,962
Vehicles	147,055	—	2,200	(466)	(25,993)	122,796
Other equipment	100,437	—	1,568	—	(1,511)	100,494
Leased assets
Vehicles	—	—	13,560	—	—	13,560
Transmission installation and equipment	188,094	—	887	—	105	189,086

Total	54,434,809	—	5,158,060	(522)	(1,816,686)	57,775,661

Net Book Value	60,463,892					63,329,530

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
a.	Gain on disposal or exchange of assets

	2007	2008
Proceeds from sale of property, plant and equipment	13,051	5,299
Net book value	—	34,349

(Loss) gain on disposal	13,051	(29,050)

b.	KSO assets ownership arrangements
(i)	In accordance with the amended and restated KSO VII agreement with BSI, the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period which is on December 31, 2010. As of June 30, 2007 and 2008, the net book value of these property, plant and equipment was Rp.1,095,325 million and Rp.982,505 million, respectively.

(ii)	In accordance with the amended and restated KSO IV agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period which is on December 31, 2010. As of June 30, 2007 and 2008, the net book value of these property, plant and equipment was Rp.972,035 million and Rp.663,781 million, respectively.
c.	Assets impairment and related claims
(i)	In the first quarter of 2005, the Government issued a series of regulations in its efforts to rearrange the frequency spectra utilized by the telecommunications industry. This action has resulted in the Company not being able to utilize certain frequency spectra it had used to support its fixed wireline cable network by the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities within the fixed wireline segment, which comprised primarily of Wireless Local Loop (“WLL”) and Approach Link equipment operating in the affected frequency spectra, could no longer be used by the end of 2006. Hence, the Company had shortened the remaining useful lives for WLL and Approach Link equipment in the first quarter in 2005 and depreciated the remaining net book value of these assets through December 31, 2006.

(ii)	Further, on August 31, 2005, MoCI issued a press release which announced that in order to conform with the international standards and as recommended by the International Telecommunications Union — Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for IMT-2000 or 3G network. In its press release, the MoCI also announced that the Code Division Multiple Access (“CDMA”)-based technology network which the Company used for its fixed wireless services could only operate in the 800 MHz frequency spectrum. The Company utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, the Company utilizes the 800 MHz frequency spectrum.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
c.	Assets impairment and related claims (continued)
(ii)	(continued)

On January 13, 2006, the MoCI issued MoCI Regulation No. 01/Per/M.KOMINFO/1/2006 which reaffirmed the Government’s decision that the Company’s fixed wireless network could only operate in the 800 MHz frequency spectrum and that the 1900 MHz will be allocated for 3G network. Following the preceding Government’s decisions, the Company reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs and in 2005, the Company had written-down Rp.616,768 million for transmission installation and equipment of fixed wireless assets. The recoverable amount was estimated using value in use which represented the present value of estimated future cash flows from cash-generating unit using a pretax discount rate of 16.89%, representing the Company’s weighted average cost of capital as of December 31, 2005. In determining cash-generating unit to which an asset belongs, assets were grouped at the lowest level that included the assets and generated cash inflows that were largely independent of the cash inflows from other assets or group of assets. In addition, the Company recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp.79,359 million.

As a result of this Government’s decision, the Company’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of transmission installation and equipment for fixed wireless network could no longer be used by the end of 2007 with total acquisition cost amounted to Rp.1,330,818 million. The BSS equipment has been completely replaced with BSS equipment operating in 800 MHz by the end of December 2007. In June 2007, the Company has been fully depreciated the assets. Subsequently, in June 2008, the Company reclassified the assets under equipment not used in operation (Note 13).

(iii)	As of June 30, 2007 and 2008, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of June 30, 2008, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

(iv)	On February 2, 2007, Jakarta and its surrounding, area of Divre II Jakarta were covered by flood where an insurance claim for the replacement of the assets has been agreed. Buildings and other equipments affected by the flood have been re-operated gradually and with full completion expected to be on July 30, 2008.

(v)	On March 6, 2007, Padang within Divre I Sumatera experienced an earthquake where an insurance claim for the replacement of the assets has been made. The facilities have been re-operated gradually since September 2007.

(vi)	On September 12, 2007, South and West Sumatera within Divre I Sumatera experienced an earthquake where an insurance claim for the replacement of the assets has been made. The facilities have been re-operated gradually since September 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
d.	Others
(i)	Interest capitalized to property under construction amounted to Rp.nil for the six months period ended June 30, 2007 and 2008, respectively.

(ii)	Foreign exchange loss capitalized as part of property under construction amounted to Rp.nil for the six months period ended June 30, 2007 and 2008, respectively.

(iii)	In 2007, Telkomsel capitalized Rp.938,296 million of its property, plant and equipment which was subject to price adjustment (Note 49a.ii). Part of the capitalized amount of Rp.307,603 million has been depreciated with total depreciation charged to the consolidated statement of income amounting to Rp.10,210 million. As of the date of the consolidated financial statements, the new agreements are still under negotiation; it is therefore not possible to determine adjustment, if any, to the property, plant and equipment as of June 30, 2008 and its related depreciation.

(iv)	The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 20-30 years, which will expire between 2008 and 2038. Management believes that there will be no difficulty in obtaining the extension of the land rights when they expire.

(v)	The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they are still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

(vi)	As of June 30, 2008, the Company’s and its subsidiaries’ property, plant and equipment, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Tugu Pratama, PT Asuransi Ramayana, PT Asuransi Wahana Tata and PT Asuransi Central Asia against earthquake, fire, theft and other specified risks. Total cost of assets being insured amounted to Rp.34,044,145 million and US$507.55 million, which was covered by sum insured basis with a maximum loss claim of Rp.1,310,105 million and on first loss basis of US$382.55 million and Rp.824,000 million including business recovery of Rp.324,000 million with Automatic Reinstatement of Loss Clause. In addition, the Telkom-1 and Telkom-2 were insured separately for US$34.04 million and US$51.26 million respectively. Management believes that the insurance coverage is adequate.

(vii)	As of June 30, 2008, the completion of assets under construction was around 56.64% of the total contract value with estimated dates of completion to be between April 2008 up to March 2009. Management believes that there is no impediment to the completion of the construction in progress.

(viii)	Certain property, plant and equipment of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
d.	Others (continued)
(ix)	The Company has lease commitments for transmission installation, vehicle, data processing and other equipment, with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for the assets under capital leases as of June 30, 2007 and 2008 are as follows:

Year	2007	2008
2007	34,363	—
2008	78,161	100,804
2009	78,161	100,543
2010	78,161	92,753
2011	78,161	61,629
2012	24,470	56,198
Later	—	10,334

Total minimum lease payments	371,477	422,261
Interest	(147,228)	(148,196)

Net present value of minimum lease payments	224,249	274,065
Current maturities (Note 20a)	(24,572)	(48,301)

Long-term portion (Note 20b)	199,677	225,764

12.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (“RSA”)

	January 1,				June 30,
	2007	Additions	Deduction	Reclassifications	2007
At cost:
Land	4,646	—	—	—	4,646
Buildings	5,110	—	—	—	5,110
Switching equipment	365,293	—	—	(261)	365,032
Transmission installation and equipment	296,365	—	(25,372)	(36,666)	234,327
Cable network	618,845	—	—	(2,898)	615,947
Other telecommunications peripherals	168,754	—	—	—	168,754

Total	1,459,013	—	(25,372)	(39,825)	1,393,816

Accumulated depreciation:
Land	2,703	116	—	—	2,819
Buildings	2,926	128	—	—	3,054
Switching equipment	172,341	15,179	—	(73)	187,447
Transmission installation and equipment	103,253	15,748	(7,567)	(9,565)	101,869
Cable network	124,740	25,251	—	(1,063)	148,928
Other telecommunications peripherals	87,418	12,598	—	—	100,016

Total	493,381	69,020	(7,567)	(10,701)	544,133

Net Book Value	965,632				849,683

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT UNDER RSA (continued)

	January 1,			June 30,
	2008	Additions	Reclassifications	2008
At cost:
Land	4,646	—	—	4,646
Buildings	3,982	—	—	3,982
Switching equipment	286,688	—	(1,047)	285,641
Transmission installation and equipment	179,785	—	(33,536)	146,249
Cable network	583,353	—	(752)	582,601
Other telecommunications peripherals	149,200	—	—	149,200

Total	1,207,654	—	(35,335)	1,172,319

Accumulated depreciation:
Land	2,935	116	—	3,051
Buildings	2,435	100	—	2,535
Switching equipment	169,663	11,863	(269)	181,257
Transmission installation and equipment	90,141	7,345	(16,861)	80,625
Cable network	144,603	24,137	(260)	168,480
Other telecommunications peripherals	92,786	12,097	—	104,883

Total	502,563	55,658	(17,390)	540,831

Net Book Value	705,091			631,488

In accordance with RSA, the ownership rights to the property, plant and equipment under RSA are legally retained by the investors until the end of the revenue-sharing periods.

The balances of unearned income on RSA as of June 30, 2007 and 2008, are as follows:

	2007	2008
Gross amount	1,393,816	1,172,319

Accumulated amortization:
Beginning balance	(641,839)	(704,269)
Additions (Note 34)	(138,296)	(110,738)
Deductions	65,197	35,335

Ending balance	(714,938)	(779,672)

Net	678,878	392,647

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of June 30, 2007 and 2008 consist of:

	2007	2008
Prepaid rent — net of current portion (Note 8)	—	804,775
Advances for purchase of property, plant and equipment	185,790	531,299
Deferred land rights charges	84,055	102,337
Restricted cash	91,595	92,090
Equipment not used in operations — net	150,831	62,028
Security deposits	33,139	47,085
Others	60,223	171,692

Total	605,633	1,811,306

Deferred land rights charges represent costs to extend the contractual life of the land rights which have been deferred and amortized over the contractual life (Note 11d.iv).

As of June 30, 2007 and 2008, restricted cash represented cash received from the Government relating to compensation for early termination of exclusive rights to be used for the construction of certain infrastructures (Notes 1a and 29) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.

As of June 30, 2008, equipment not used in operations represents Base Transceiver Station (BTS) and other equipment of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled. Telkomsel’s depreciation charged to the consolidated statement of income for six months period ended June 30, 2007 and 2008 amounted to Rp.15,053 million and Rp.6,176 million, respectively.

In 2007 certain Telkomsel’s equipment with a net carrying amount of Rp.119,773 million was re-installed and subsequently reclassified to property, plant and equipment.

Refer to Note 44 for details of related party transactions.

14.	GOODWILL AND OTHER INTANGIBLE ASSETS
(i)	The changes in the carrying amount of goodwill and other intangible assets for the six months period ended June 30, 2007 and 2008 are as follows:

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance, June 30, 2007	106,348	7,602,848	436,000	8,145,196

Accumulated amortization:
Balance, December 31, 2006	(106,348)	(3,590,563)	(11,679)	(3,708,590)
Amortization expense for 6 months period (Note 37)	—	(501,176)	(23,357)	(524,533)

Balance, June 30, 2007	(106,348)	(4,091,739)	(35,036)	(4,233,123)

Net Book Value	—	3,511,109	400,964	3,912,073

Weighted-average amortization period	—	7.59 years	9.33 years

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
14.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance, December 31, 2007	106,348	7,602,848	436,000	8,145,196
Additions — Metra’s software	—	—	25,614	25,614
Additions — Sigma	233,256	—	—	233,256

Balance, June 30, 2008	339,604	7,602,848	461,614	8,404,066

Accumulated amortization:
Balance, December 31, 2007	(106,348)	(4,593,326)	(58,393)	(4,758,067)
Accumulated — Metra’s Software	—	—	(13,072)	(13,072)
Amortization expense for 6 months period (Note 37)	(3,884)	(501,587)	(23,357)	(528,828)

Balance, June 30, 2008	(110,232)	(5,094,913)	(94,822)	(5,299,967)

Net Book Value	229,372	2,507,935	366,792	3,104,099

Weighted-average amortization period	5 years	7.58 years	9.50 years
(ii)	Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas. Goodwill resulted from the acquisition of GSD in 2001 and Metra in 2008 (Note 4). License resulted from the acquisition of Sigma in 2008.

(iii)	In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and annual BHP fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years) which is extendable subject to evaluation. Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use.

The up-front fee paid by Telkomsel in February 2006 for the 3G license amounting to Rp.436,000 million was recognized as intangible asset and is amortized over the term of the 3G license.

Based on Telkomsel’s management interpretation of the license conditions and written confirmation from the DGPT, the 3G license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, the annual BHP fees relating to 3G license are expensed when incurred. Telkomsel’s management assesses its plan to continue to use the license on an annual basis.

(iv)	The estimated annual amortization expense relating to other intangible assets for each of the next three years beginning from June 2008 would be approximately Rp.1,059,496 million per year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
15.	ESCROW ACCOUNTS

Escrow accounts as of June 30, 2007 and 2008 consist of the following:

	2007	2008
Bank Mandiri	—	41,571
Bank Danamon	1,169	1,180
Others (each below Rp.1 billion)	225	108

	1,394	42,859

The escrow accounts with Bank Mandiri were established in relation with the Palapa Ring Consortium Construction and Maintenance Agreement (“C&MA”) as an initial deposit 5% of the commitment value (Note 49c.iv).

The escrow accounts with Bank Danamon were established in relation with the RSA in telecommunications equipment in Divre VII East Indonesia.

16.	TRADE PAYABLES

	2007	2008
Related parties
Concession fees	383,851	1,086,418
Purchases of equipment, materials and services	271,256	258,772
Payables to other telecommunications providers	116,852	53,499

Sub-total	771,959	1,398,689

Third parties
Purchases of equipment, materials and services	4,787,757	5,685,923
Payables related to RSA	84,411	298,410
Payables to other telecommunications providers	53,247	74,055

Sub-total	4,925,415	6,058,388

Total	5,697,374	7,457,077

Trade payables by currency are as follows:

	2007	2008
Rupiah	3,052,643	4,517,690
U.S. Dollars	1,612,816	1,652,552
Euro	1,025,608	1,280,083
Singapore Dollars	6,184	5,978
Others	123	774

Total	5,697,374	7,457,077

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
17.	ACCRUED EXPENSES

	2007	2008
Salaries and benefits	1,413,698	1,266,626
Operations, maintenance and telecommunications services	729,753	1,015,051
General, administrative and marketing	386,487	472,678
Interest and bank charges	159,027	141,727

Total	2,688,965	2,896,082

18.	UNEARNED INCOME

	2007	2008
Prepaid pulse reload vouchers	1,953,838	1,784,454
Other telecommunications services	3,992	35,964
Others	59,322	62,465

Total	2,017,152	1,882,883

19.	SHORT-TERM BANK LOANS

	2007	2008
Bank Niaga	26,844	35,000
Bank Syariah Mega	—	28,984
Bank Ekonomi	—	7,000
BNI	300,000	—
BCA	300,000	—
Bank Mandiri	300,000	—
Bank Bumiputera	8,000	—

Total	934,844	70,984

a.	Bank Niaga

On April 25, 2005, Balebat entered into a Rp.800 million, 12% per annum fixed rate revolving credit facility and Rp.1,600 million investment credit facility agreement with Bank Niaga. These credit facilities are secured by Balebat’s property located in West Java up to a maximum of Rp.3,350 million (Note 11). The applicable fixed interest rate and maturity date of the revolving credit facility was amended on July 26, 2005 from 12% per annum to 12.5% per annum and May 30, 2006, respectively and subsequently on June 13, 2006 to 16.5% per annum and May 30, 2007, respectively. Based on the latest amendment, the revolving credit facility amounting to Rp.800 million was combined with the short-term fixed credit facility of Rp.4,000 million (Note 23h). Additionally, Balebat obtained a credit facility of Rp.500 million with a fixed interest rate of 16.75% per annum, maturing on May 30, 2007. On May 23, 2007, the loan agreement was amended (4th amendment agreement) to increase the maximum facility amount and interest rate to Rp.15,000 million and 13% per annum respectively, for the period up to May 29, 2008. On April 29, 2008, the loan agreement was amended to change the maturity period to May 29, 2009. As of June 30, 2007 and 2008, the principal outstanding amounted to Rp.11,844 million and Rp.15,000 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS (continued)
a.	Bank Niaga (continued)

On April 29, 2008, Balebat received an additional Specific Transaction Facility of Rp.5,000 million (Note 23h). The loan bears an interest rate of 11.5% per annum and will mature on May 29, 2009. As of June 30, 2008, the principal outstanding amounted to Rp.5,000 million.

On October 18, 2005, GSD entered into a short-term loan agreement with Bank Niaga for an original facility of Rp.3,000 million for a one-year term. On November 3, 2006, the agreement was amended to change the interest rate from 16.25% per annum to 15.5% per annum and the maturity period to October 18, 2007. On November 23, 2007, the loan agreement was amended to change the total facility to Rp.15,000 million with an interest rate of 11% per annum and the maturity period to October 18, 2008. This credit facility is secured by GSD’s property, plant and equipment located in Jakarta (Note 11). As of June 30, 2007 and 2008, the principal outstanding amounted to Rp.8,000 million and Rp.15,000 million, respectively.

In October 2005, GSD entered into a short-term facility agreement with Bank Niaga for an original facility of Rp.12,000 million, as amended on June 7, 2006 to Rp.7,000 million, and maturing on October 18, 2006. The loan agreement was amended twice, the latest on November 3, 2006, to change the interest rate from 16.25% per annum to 15.5% per annum for the period October 18, 2006 to October 18, 2007. The principal outstanding as of June 30, 2007 and 2008 was Rp.7,000 million and Rp.nil respectively.

b.	Bank Syariah Mega

On December 11, 2007, Infomedia entered into a Rp.10,535 million loan agreement with Bank Syariah Mega for working capital purpose. The facility is obtained through sharia principles with the estimated rates on borrowing at 14% per annum, and is secured by the receivables from contact center. The loan is payable within 3 months from the signing date. On March 27, 2008, the loan agreement was amended to extend the maturity period to June 14, 2008. The principal outstanding as of June 30, 2008 amounted to Rp.10,535 million.

On March 31, 2008, Infomedia entered into Rp.8,812 million loan agreement with Bank Syariah Mega for working capital purpose. The facility is obtained through sharia principles with the estimated rates on borrowing at 14% per annum, and is secured by the receivables from contact center. The loan is payable within 3 months from the signing date which become due on June 2008. The principal outstanding as of June 30, 2008 amounted to Rp.8,812 million.

On June 5, 2008, Infomedia entered into Rp.9,637 million loan agreement with Bank Syariah Mega for working capital purpose. The facility is obtained through sharia principles with the estimated rates on borrowing at 14% per annum, and is secured by the receivables from contact center. The loan is payable within 3 months from the signing date which become due on September 2008. The principal outstanding as of June 30, 2008 amounted to Rp.9,637 million.

c.	Bank Ekonomi

On June 11, 2008 Sigma entered into a Rp.7,000 million short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bears interest rate of 12.5% per annum and repayable within 3 months from the signing date to September 11, 2008. This facility is secured by Sigma’s account receivables amounted to Rp.14,000 million. The principle outstanding as of June 30, 2008, amounted to Rp.7,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS (continued)
c.	Bank Ekonomi (continued)

Sigma is required to comply with all covenants or restrictions including requirement to obtain written authorization from Bank Ekonomi in condition Sigma obtain other loan facility, sell or secure Sigma’s assets to other party, pay dividend and pay payables to the stockholders.

As of June 30, 2008, Sigma has complied with the above covenant

d.	BNI

On August 15, 2006, Telkomsel signed a Rp.300,000 million short-term facility agreement with BNI, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bore a floating interest rate of three-month Certificate of Bank Indonesia (“Sertifikat Bank Indonesia” or “SBI”) plus 1.5% per annum (9.33% per annum as of June 30, 2007) which becomes due quarterly in arrears and was unsecured. On June 28, 2007 the loan was fully repaid.

On June 15, 2007, Telkomsel signed a Rp.300,000 million short-term facility agreement with BNI, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bore a floating interest rate of three-month Jakarta Interbank Offered Rate (“JIBOR”) plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. On July 24, 2007, the loan agreement was amended for additional facilities of Rp.200,000 million. The principal outstanding as of June 30, 2007 amounted to Rp.300,000 million and on March 28, 2008, the loan was fully repaid.

e.	BCA

On August 15, 2006, Telkomsel signed a Rp.350,000 million short-term facility agreement with BCA, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.5% per annum (9.33% per annum as of June 30, 2007) which becomes due quarterly in arrears and was unsecured. On June 28, 2007, the loan was fully repaid.

On June 15, 2007, Telkomsel signed a Rp.300,000 million short-term facility agreement with BCA, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bore a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of June 30, 2007, amounted to Rp.300,000 million and on March 28, 2008, the loan was fully repaid.

f.	Bank Mandiri

On August 15, 2006, Telkomsel signed a Rp.350,000 million short-term facility agreement with Bank Mandiri, payable in 3 equal quarterly installments commencing after 3 months from the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.5% per annum (9.33% per annum as of June 30, 2007) which becomes due quarterly in arrears and was unsecured. On June 28, 2007, the loan was fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS (continued)
f.	Bank Mandiri (continued)

On June 15, 2007, Telkomsel signed a Rp.300,000 million short-term facility agreement with Bank Mandiri, payable in 3 equal quarterly installments commencing 3 months from the end of the availability period. The loan bore a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of June 30, 2007, amounted to Rp.300,000 million and on March 28, 2008, the loan was fully repaid.

g.	Bank Bumiputera

On February 15, 2006, GSD entered into a Rp.8,000 million loan agreement with Bank Bumiputera with an interest rate of 17% per annum, unsecured and repayable by monthly installment within 12 months from the signing date to February 15, 2007. On February 27, 2007, the loan agreement was amended to extend the maturity period to February 27, 2008. As of December 31, 2006, the loan was fully drawn-down. The principal outstanding as of June 30, 2007, amounted to Rp.8,000 million and on November 23, 2007, the loan was fully repaid.

20.	MATURITIES OF LONG-TERM LIABILITIES
a.	Current maturities

	Notes	2007	2008
Bank loans	23	2,294,509	3,602,271
Deferred consideration for business combinations	24	1,049,952	1,199,481
Two-step loans	21	443,686	431,622
Obligations under capital leases	11	24,572	48,301
Notes and bonds	22	999,780	—

Total		4,812,499	5,281,675

b.	Long-term portion

	(In billions of Rupiah)
	Notes	Total	2009	2010	2011	2012	Later
Bank loans	23	3,247.1	1,442.1	1,666.2	117.7	10.2	10.9
Two-step loans	21	3,539.1	216.4	409.0	381.5	383.6	2,148.6
Deferred consideration for business combinations	24	1,847.4	535.4	1,205.3	106.7	—	—
Obligations under capital leases	11	225.8	58.0	62.6	47.4	48.2	9.6

Total		8,859.4	2,251.9	3,343.1	653.3	442.0	2,169.1

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.	TWO-STEP LOANS
a.	Two-step loans are unsecured loans obtained by the Government from overseas banks and consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

The details of the two-step loans are as follows:

	Interest rate		Outstanding
Creditors	2007	2008	2007	2008
Overseas banks	3.10% - 11.64%	3.10% - 12.27%	4,177,731	3,970,696
Consortium of contractors	3.20%	—	27,492	—

Total			4,205,223	3,970,696
Current maturities (Note 20a)			(443,686)	(431,622)

Long-term portion (Note 20b)			3,761,537	3,539,074

b.	The details of two-step loans obtained from overseas banks as of June 30, 2007 and 2008 are as follows:

	Interest rate		Outstanding
Currencies	2007	2008	2007	2008
U.S. Dollars	4.00% - 7.39%	4.00% - 7.39%	1,694,196	1,549,503
Rupiah	11.43% - 12.18%	8.97% - 12.27%	1,498,380	1,309,753
Japanese Yen	3.10%	3.10%	985,155	1,111,440

Total			4,177,731	3,970,696

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and are due on various dates through 2024.

The two-step loans which are payable in Rupiah bear either fixed interest rates and floating rates based upon the average interest rate on three-month SBI during the six-months preceding the installment due date plus 1% per annum, and floating interest rate offered by the lenders plus 5.25% per annum. Two-step loans which are payable in foreign currencies bear either fixed rate interests and the floating interest rate offered by the lenders, plus 0.5% per annum.

c.	The two-step loans obtained from a consortium of contractors as of June 30, 2007 and 2008 consisted of loans in Japanese Yen with an interest rate of 3.20% and 3.10% per annum, respectively.

The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and are due on various dates through June 15, 2008.
As of June 30, 2008, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.	TWO-STEP LOANS (continued)
The Company is required to maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from the World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expense) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.
As of June 30, 2008, the Company complied with the above mentioned ratios.

22.	NOTES AND BONDS

2007
Bonds
Principal	1,000,000
Bond issuance costs	(220)

Net	999,780

Total	999,780
Current maturities (Note 20a)	(999,780)

Long-term portion	—

a.	Bonds

On July 16, 2002, the Company issued a five-year bonds amounting to Rp.1,000,000 million, at par value. The bonds bore interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002 and secured with all assets owned by the Company. The bonds are traded on the Surabaya Stock Exchange and matured on July 16, 2007. The trustee of the bonds is BRI (effective from January 17, 2006 replacing BNI) and the custodian is PT Kustodian Sentral Efek Indonesia.

Under the provisions of the bond, the Company is required to comply with all covenants or restrictions including maintaining certain consolidated financial ratios. The Company was also restricted from making any loans to or for the benefit of any person which in aggregate exceed Rp.500,000 million, in which the Company was not able to comply with in 2006. However, the Company has obtained a written waiver from BRI, the trustee of the bonds. The bonds were fully repaid on July 16, 2007.

b.	Medium-term Notes (the “Notes”)

On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue Notes for a total principal amount of Rp.1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the TII acquisition amounting to US$123.0 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.	NOTES AND BONDS (continued)
b.	Medium-term Notes (the “Notes”) (continued)

The Notes consist of four Series with the following maturities and interest rates:

Series	Principal	Maturity	Interest rate
A	290,000	June 15, 2005	7.70%
B	225,000	December 15, 2005	7.95%
C	145,000	June 15, 2006	8.20%
D	465,000	June 15, 2007	9.40%

Total	1,125,000

Interest on the Notes is payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes were unsecured and at all times ranked pari passu with other unsecured debts of the Company. The Company may, at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.

On June 15, 2005, December 15, 2005, June 15, 2006 and June 15, 2007, the Company repaid the Series A, Series B, Series C, and series D Notes, respectively.

23.	BANK LOANS

The details of long-term bank loans as of June 30, 2007 and 2008 are as follows:

			2007		2008
		2008	Outstanding		Outstanding
			Original		Original
		Total facility	currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	equivalent	(in millions)	equivalent
The Export-Import Bank of Korea	US$	124	94.1	851,203	71.0	650,747
Bank Mandiri	Rp.	2,400,000	—	1,260,000	—	1,540,000
BCA	Rp.	1,423,000	—	1,100,000	—	600,000
Citibank	US$	113	27.4	248,241	4.0	37,233
	Euro	73	14.7	178,478	—	—
	Rp.	1,000,000	—	400,000	—	700,000
BNI	Rp.	1,550,000	—	740,000	—	1,020,000
Consortium of banks	Rp.	150,000	—	—	—	—
Bank Lippo	Rp.	18,500	—	14,721	—	7,360
Bank Niaga	Rp.	39,300	—	24,999	—	28,978
Bank Bukopin	Rp.	5,300	—	3,737	—	2,690
BRI	Rp.	2,400,000	—	400,000	—	2,240,000
Bank Ekonomi	Rp.	27,000	—	—	—	22,337

Total				5,221,379		6,849,345
Current maturities of bank loans (Note 20a)				(2,294,509)		(3,602,271)

Long-term portion (Note 20b)				2,926,870		3,247,074

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
a.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with The Export-Import Bank of Korea for a loan facility of US$124 million, to finance the CDMA procurement from the Samsung Consortium. The facility bears interest, commitment and other fees totaling 5.68% per annum. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006. The principal outstanding as of June 30, 2007 and 2008 amounted to US$94.1 million (equivalent to Rp.851,203 million) and US$71 million (equivalent to Rp.650,747 million), respectively.

b.	Bank Mandiri
(i)	On March 20, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a facility of Rp.600,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.75% per annum (9.58% per annum as of June 30, 2007 and 2008, respectively) which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2007 and 2008 amounted to Rp.480,000 million and Rp.240,000 million, respectively.

(ii)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri for Rp.350,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.5% per annum (9.33% per annum as of June 30, 2007 and 2008, respectively) which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2007 and 2008 amounted to Rp.280,000 million and Rp.140,000 million, respectively.

(iii)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.500,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1,25% per annum (9.23% per annum as of June 30, 2007 and 2008, respectively) which becomes due quarterly in arrears and is unsecured. On July 24, 2007, the loan agreement has been amended with addition of total facilities provided amounted to Rp.200,000 million. The principal outstanding as of June 30, 2007 and 2008 amounted to Rp.500,000 million and Rp.560,000 million, respectively.

(iv)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum (9.26% as of June 30, 2008) which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 amounted to Rp.600,000 million.
c.	BCA
(i)	On April 10, 2002, the Company entered into a Term Loan Agreement HP Backbone Sumatra Project with BCA for a total facility of Rp.173,000 million, to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the Partnership Agreement dated November 30, 2001 with PT Pirelli Cables Indonesia (“Pirelli Cables”) and PT Siemens Indonesia (“Siemens Indonesia”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
c.	BCA (continued)
(i)	(continued)

The amounts drawn from the facility bore interest rate of 4.35% per annum plus the three-month time deposit rate (1.9% per annum as of June 30, 2007) and were unsecured. The loans were payable in twelve unequal quarterly installments beginning in July 2004 and matured in April 2007.

Based on the loan agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios. In 2006, the Company breached a covenant in the loan agreement which stipulates that the Company will not make any loans to or for the benefit of any person which in aggregate exceed Rp.500,000 million. The Company obtained a written waiver from BCA with regard to providing loans to certain subsidiaries which in aggregate exceed Rp.500,000 million. The loan was fully repaid on April 10, 2007.

(ii)	On March 16, 2006, Telkomsel signed a loan agreement with BCA for a facility of Rp.400,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.75% per annum (9.58% per annum as of June 30, 2007 and 2008, respectively) which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2007 and 2008 amounted to Rp.320,000 million and Rp.160,000 million, respectively.

(iii)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BCA for Rp.350,000 million, payable for 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.5% per annum (9.33% per annum as of June 30, 2007 and 2008, respectively) which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2007 and 2008 amounted to Rp.280,000 million and Rp.140,000 million, respectively.

(iv)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BCA of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum (9.23% per annum as of June 30, 2007 and 2008) which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2007 and 2008 amounted to Rp.500,000 million and Rp.300,000 million, respectively.
d.	Citibank
1.	Hermes Export Facility

On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (“AG”) (Note 49a.ii), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank, Jakarta branch (“Arranger”) covering a total facility of Euro76.2 million divided into several tranches. The agreement was subsequently amended on October 15, 2003, amending the Facility amount to Euro73.4 million and the payment dates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
d.	Citibank (continued)
1.	Hermes Export Facility (continued)

The Facility bears interest rate based on the Euro Interbank Offered Rate (EURIBOR) plus 0.75% per annum (3.81% per annum as of June 30, 2007) and was unsecured. Interest was payable semi-annually, starting on the utilization date of the Facility (May 29, 2003). As of June 30, 2007 the outstanding balance was Euro14.7 million (equivalent to Rp.178,478 million) and on June 30, 2008, the loan was fully repaid.

In addition to interest, Telkomsel was also charged an insurance premium for the guarantee given by Hermes in favor of Telkomsel for each loan utilization, 15% of which was paid in cash. The remaining balance was settled through utilization of the facility.

2.	High Performance Backbone (“HP Backbone”) Loans
a.	On April 10, 2002, the Company entered into a loan agreement with Citibank (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million. The facility which was unsecured, was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with Pirelli Cables and Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra. The lender required a fee of 8.4% of the total facility, 15% of which was paid in cash and 85% was included in the loan balance.

As of June 30, 2007 and 2008, the outstanding loan was US$6.3 million (equivalent to Rp.56,897 million) and US$2 million (equivalent to Rp.19,333 million), respectively. The loan is payable in 10 semi-annual installments beginning in April 2004 with interest at a rate equal to the six-month London Interbank Offered Rate (LIBOR) plus 0.75% per annum (6.11% per annum as of June 30, 2007 and 2008, respectively).

b.	On April 10, 2002, the Company entered into a loan agreement with Citibank (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee obtained from Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility which was unsecured, was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub-System VI, as part of HP Backbone network.

The loan bore a fixed interest rate of 4.14% per annum payable in 10 semi-annual installments beginning in December 2003. Total principal outstanding as of June 30, 2007 was US$3.7 million (equivalent to Rp.33,589 million) and on June 30, 2008, the loan was fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
d.	Citibank (continued)
2.	High Performance Backbone (“HP Backbone”) Loans (continued)

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of June 30, 2007 as follows:
1.	Debt service coverage ratio should exceed 1.5:1.

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period April 10, 2002 to January 1, 2003,

b.	2.75:1 for the period January 2, 2003 to January 1, 2004,

c.	2.5:1 for the period January 2, 2004 to January 1, 2005, and

d.	2:1 for the period January 2, 2005 to the full repayment date of the loans.
3.	Debt to EBITDA ratio should not exceed:
a.	3.5:1 for the period April 10, 2002 to January 1, 2004, and

b.	3:1 for the period January 2, 2004 to the full repayment date of the loans.
In 2005, the Company has breached a covenant in the loan agreements which stipulate that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of stockholders’ equity. On May 12, 2006, the Company obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of stockholders’ equity. In 2006, the Company has complied with the above covenant.

As of June 21, 2007, the Company obtained a waiver letter from Citibank International plc with regard to providing loans facility. The waiver letter is intended to be valid until the loans facility have been fully repaid. In 2007, the Company has complied with the above covenant.

3.	EKN-Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (“Ericsson Indonesia”) (Note 49a.ii), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (“Original Lender” and “Agent”) and Citibank, Jakarta branch (“Arranger”) covering a total Facility of US$70.5 million, divided into several tranches. The agreement was subsequently amended on December 17, 2004, to reduce the total Facility to US$68.9 million.

The interest rate per annum on the Facility is determined based on Commercial Interest Reference Rate (CIRR) of 3.52% plus 0.5% per annum (4.02% as of June 30, 2007 and 2008, respectively) and is unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (July 31, 2003).

In addition to interest, Telkomsel was also charged an insurance premium for the guarantee given by EKN in favor of Telkomsel for each loan utilization, 15% of which was paid in cash. The remaining balance was settled through utilization of the facility.

No amounts were drawdown from the Facility in 2007 and 2008. As of June 30, 2007 and 2008, the outstanding balance was US$17.4 million (equivalent to Rp.157,755 million) and US$2 million (equivalent to Rp.17,900 million), respectively. This loan will due on December 30, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
d.	Citibank (continued)
4.	Medium term loan
a.	On March 21, 2006, Telkomsel signed a medium term loan agreement with Citibank, Jakarta Branch for a facility of Rp.500,000 million, repayable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.75% per annum (9.85% per annum and 9.58% per annum as of June 30, 2007 and 2008, respectively) which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2007 and 2008 amounted to Rp.400,000 million and Rp.200,000 million, respectively.

b.	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Citibank, Jakarta Branch of Rp.500,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.09% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 amounted to Rp.500,000 million.
The following table summarizes the principal outstanding on the various long-term loans from Citibank as of June 30, 2007 and 2008:

		2007		2008
		Foreign		Foreign
		currencies	Rupiah	currencies	Rupiah
		(in millions)	equivalent	(in millions)	equivalent
Hermes Export Facility	Euro	14.7	178,478	—	—
HP Backbone loans	US$	10.0	90,486	2	19,333
EKN-Backed Facility	US$	17.4	157,755	2	17,900
Medium term loan	Rp.	—	400,000	—	700,000

Total			826,719		737,233
Current maturities			(590,185)		(437,233)

Long-term portion			236,534		300,000

e.	BNI
(i)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.300,000 million, payable for 5 equal semi-annual installment commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month SBI plus 1.5% per annum (9.33% per annum as of June 30, 2007 and 2008, respectively) which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2007 and 2008 amounted to Rp.240,000 million and Rp.120,000 million, respectively.

(ii)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BNI of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum (9.23% per annum as of June 30, 2007 and 2008) which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2007 and 2008 amounted to Rp.500,000 million and Rp.300,000 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
e.	BNI (continued)
(iii)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with BNI of Rp.750,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum (9.26% per annum as of June 30, 2008) which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 amounted to Rp.600,000 million.
f.	Consortium of banks

On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp.400,000 million, to finance the Divre V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19% per annum for the first year from the signing date and at the rate of the highest average three-month deposit rate of each creditor plus 4% per annum for the remaining years. The drawdown period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by project equipment, with a value of not less than Rp.500,000 million.

Based on an addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp.150,000 million, the drawdown period was amended to expire 18 months from the signing of the addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007, and the value of the project equipment secured was reduced to Rp.187,500 million. On June 22, 2007, the loan was fully repaid

g.	Bank Lippo

On May 29, 2006, Infomedia entered into a loan agreement with Bank Lippo for a facility of Rp.18,500 million, to finance its call center project with Telkomsel. The facility bears interest at 15.5% per annum and is secured by Infomedia’s receivables on the call center contract with Telkomsel amounted to Rp.23,125 million until the due date of the loan within 36 months from the withdrawal date. As of June 30, 2007 and 2008, the principal outstanding amounted to Rp.14,721 million and Rp.7,360 million, respectively.

h.	Bank Niaga
(i)	On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp.7,200 million comprising of Rp.5,000 million to finance the construction of plant (“Investment Facility”) with an interest rate of 13.5% per annum and Rp.2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”) with an interest rate of 12% per annum. Through an amendment on December 1, 2005, the interest rate was subsequently increased to 17% per annum. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a total value of Rp.8,450 million (Note 11). As of June 30, 2007 and 2008, principal outstanding under these facilities amounted to Rp.2,770 million and Rp.880 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
h.	Bank Niaga (continued)
(i)	(continued)

On December 22, 2005, the loan agreement was amended to include a short-term credit facility of Rp.4,000 million with maturity date and interest rate of December 22, 2006 and 12.5% per annum, respectively. On June 13, 2006, the facility was combined with the revolving credit facility of Rp.800 million (Note 19a).

On June 13, 2006, Balebat also received an additional facility of Rp.2,500 million which consisted a facility of Rp.2,000 million to finance the purchase of a printing machine and Rp.500 million to finance the purchase of operational vehicles with an interest rate of 16.5% per annum. These facilities will be due on October 30, 2011 and November 28, 2009, respectively. Both facilities are secured by Balebat’s property located in West Java. As of June 30, 2007, the outstanding loans of the facilities were Rp.1,260 million and Rp.nil, respectively, and as of June 30, 2008 was Rp.1,095 million and Rp.nil.

(ii)	As discussed in Note 19a, on April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp.2,400 million which includes an investment credit facility of Rp.1,600 million with maturity date of October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment credit facility bears interest at a rate equal to market rate plus 2% per annum (16.5% per annum as of June 30, 2007 and 2008, respectively). As of June 30, 2007 and 2008, the principal outstanding amounted to Rp.969 million and Rp.534 million respectively.

(iii)	In March 2007, GSD entered into a loan agreement (2nd special transaction loan agreement) with Bank Niaga for a total facility of Rp.20,000 million with an interest rate of 13% per annum. The facility is secured by a parcel of land of GSD. The facility is payable in 8 years and the principal is payable in 33 quarterly installments and will be due in May 2015. As of June 30, 2007 and 2008, principal outstanding under these facilities amounted to Rp.20,000 million and Rp.19,400 million, respectively.

(iv)	On November 23, 2007, GSD entered into a loan agreement (3rd special transaction loan agreement) with Bank Niaga for a total facility of Rp.8,000 million with an interest rate of 11% per annum. The facility is secured by a parcel of land of GSD. The facility is payable in 5 years and the principal is payable in 60 monthly installments and will be due on November 23, 2012. As of June 30, 2008, the principal outstanding amounted to Rp.7,069 million.
i.	Bank Bukopin

On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities in a maximum of Rp.5,300 million to finance the acquisition of a property. The loan is payable in 60 monthly installments and bears an interest rate of 15.75% per annum as of June 30, 2007 and 2008. A portion of the facilities of Rp.4,200 million will mature in June 2010 and the remainder of Rp.1,100 million will mature in December 2010. The facilities are secured by certain Infomedia’s property. As of June 30, 2007 and 2008, the principal outstanding amounted to Rp.3,737 million and Rp.2,690 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)
j.	BRI
(i)	On June 15, 2007, Telkomsel entered into a medium-term loan agreement with BRI for a facility of Rp.400,000 million. The loan is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum (9.38% per annum as of June 30, 2007 and 2008, respectively) which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2007 and 2008 amounted to Rp.400,000 million and Rp.240,000 million, respectively.

(ii)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with BRI of Rp.2,000,000 million. The loan is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum (9.26% per annum as of June 30, 2008) which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2008 amounted to Rp.2,000,000 million.
k.	Bank Ekonomi

On December 7, 2006, Sigma signed into a facility loan agreement with Bank ekonomi of Rp.14,000 million. The loan is payable in 72 monthly installments starting from December 12, 2006 and ending on December 12, 2012. This credit facility is secured by a parcel of land os Sigma located in Surabaya (Note 11). As of June 30, 2008, the principal outstanding amounted to Rp.12,420 million.

On March 9, 2007, Sigma received an additional facility of Rp.13,000 million. The facility bears interest at 12% per annum and is payable in 69 monthly installments starting from March 12, 2007 and ending on December 12, 2012. This credit facility is secured by a parcel of land of Sigma located in Surabaya (Note 11). As of June 30, 2008, the principal outstanding amounted to Rp.9,917 million, respectively.

24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS
Deffered consideration represent the Company’s obligations to the Selling Stockholders of TII in respect of the Company’s acquisition of 100% of TII, MGTI in respect of the Company’s acquisition of KSO IV, and BSI in respect of the Company’s acquisition of KSO VII, with details as follows:

	2007	2008
TII transaction
PT Aria Infotek	207,327	105,669
The Asian Infrastructure Fund	49,364	25,159
MediaOne International I B.V.	138,218	70,445
Less discount on promissory notes	(16,116)	(2,623)

	378,793	198,650

KSO IV transaction
MGTI	2,552,661	1,904,234
Less discount	(344,023)	(187,305)

	2,208,638	1,716,929

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS (continued)

	2007	2008
KSO VII transaction
BSI	1,895,944	1,357,803
Less discount	(420,320)	(226,512)

	1,475,624	1,131,291

Total	4,063,055	3,046,870
Current maturity — net of discount (Note 20a)	(1,049,952)	(1,199,481)

Long-term portion — net of discount (Note 20b)	3,013,103	1,847,389

a.	TII transaction

The outstanding balance relating to TII transaction represents non-interest bearing promissory notes which were included in the purchase consideration, and arose from the acquisition of the 100% outstanding common shares of TII (previously the Company’s KSO III partner) on July 31, 2003. These promissory notes have initial face value of US$109.1 million (equivalent to Rp.927,272 million) and a present value at a discount rate of 5.16% at the closing date of US$92.7 million (equivalent to Rp.788,322 million). The promissory notes are payable in 10 equal semi-annual installment beginning July 31, 2004.

As of June 30, 2007 and 2008, the outstanding promissory notes, before unamortized discount, amounted to US$43.6 million (equivalent to Rp.394,909 million) and US$21.8 million (equivalent to Rp.201,273 million), respectively.

b.	KSO IV transaction

The outstanding balance relating to KSO IV arose from acquisition of KSO IV by the Company, based on amendment and restatement of KSO agreement entered into by the Company and MGTI on January 20, 2004. Based on the agreement, in consideration for the Company’s obtaining legal right to control the financial and operating decision of KSO IV, the Company has agreed to pay MGTI the total purchase price of approximately US$390.7 million (equivalent to Rp.3,285,362 million) which represents the present value of fixed monthly payments (totaling US$517.1 million), payable to MGTI beginning February 2004 through December 2010 at a discount rate of 8.3%, plus the direct cost of the business combination.

As of June 30, 2007 and 2008, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$282.1 million (equivalent to Rp.2,552,661 million) and US$206.4 million (equivalent to Rp.1,904,234 million), respectively.

c.	KSO VII transaction

The outstanding balance relating to KSO VII arose from acquisition of KSO VII by the Company, based on amendment and restatement of KSO agreement entered into by the Company and BSI on October 19, 2006. Based on the agreement, in consideration for the Company’s obtaining legal right to control the financial and operating decision of KSO VII, the Company has agreed to pay BSI the total purchase price of approximately Rp.1,770,925 million which represents the present value of fixed monthly payments (totaling Rp.2,359,230 million), payable to BSI beginning October 2006 through December 2010 at a discount rate of 15%, plus the direct cost of the business combination.

As of June 30, 2007 and 2008, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp.1,895,944 million and Rp.1,357,803 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.	MINORITY INTEREST

	2007	2008
Minority interest in net assets of subsidiaries:
Telkomsel	6,972,059	7,685,358
Infomedia	118,641	143,521
Metra	1,589	34,269

Total	7,092,289	7,863,148

	2007	2008
Minority interest in net income (loss) of subsidiaries:
Telkomsel	2,223,869	2,221,987
Infomedia	26,237	32,937
Metra	(1,989)	3,658

Total	2,248,117	2,258,582

26.	CAPITAL STOCK

	2007
	Number of	Percentage	Total
Description	shares	of ownership	paid-up capital
Series A Dwiwarna share
Government	1	—	—
Series B shares
Government	10,320,470,711	51.73	2,580,118
JPMCB US Resident (Norbax Inc.)	1,608,020,833	8.06	402,005
The Bank of New York	1,726,969,800	8.66	431,742
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	6,293,224,323	31.55	1,573,307

Total	19,948,708,780	100.00	4,987,177
Treasury stock (Note 28)	211,290,500	—	52,823

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.	CAPITAL STOCK (continued)

	2008
	Number of	Percentage	Total
Description	Shares	of Ownership	Paid-up Capital
Series A Dwiwarna share
Government	1	—	—
Series B shares
Government	10,320,470,711	52.30	2,580,118
JPMCB US Resident (Norbax Inc.)	1,457,976,001	7.39	364,494
The Bank of New York	1,971,057,496	9.99	492,764
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	5,984,181,459	30.32	1,496,046

Total	19,733,708,780	100.00	4,933,427
Treasury stock (Note 28)	426,290,500	—	106,573

Total	20,159,999,280	100.00	5,040,000

The Company only issued 1 Series A Dwiwarna Share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of the Stockholders with respect to election and removal of the Board of Commissioners and Directors and to amend the Company’s Articles of Association.

Series B shares give the same and equal rights to all the Series B stockholders.

27.	ADDITIONAL PAID-IN CAPITAL

	2007	2008
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 Series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

28.	TREASURY STOCK
Based on the resolution on the EGM of Stockholders on December 21, 2005, the stockholders authorized the phase I plan to repurchase the Company’s issued and outstanding Series B shares. The proposals for a stock repurchase program are under the following terms and conditions: (i) maximum stock repurchase would be 5% of the Company’s issued Series B shares with total cost not to exceed Rp.5,250,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (December 21, 2005 to June 20, 2007).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

28.	TREASURY STOCK (continued)
Based on the resolution on the AGM of Stockholders on June 29, 2007, the stockholders authorized to discontinue the phase I plan to repurchase the Series B shares and authorized the phase II plan to repurchase the Company’s issued and outstanding Series B shares. The proposals to undertake a stock repurchase programs, under the following terms and conditions: (i) maximum stock repurchase would be 215,000,000 of the Company’s issued Series B shares with total cost not to exceed Rp.2,000,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (June 29, 2007 to December 28, 2008).

Based on the resolution on the AGM of Stockholders on June 20, 2008, the stockholders authorized to discontinue the phase II plan to repurchase the Series B shares and authorized the phase III plan to repurchase the Company’s issued and outstanding Series B shares. The proposals to undertake a stock repurchase programs, under the following terms and conditions: (i) maximum stock repurchase would be 339,443,313 of the Company’s issued Series B shares with total cost not to exceed Rp.3,000,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (June 20, 2008 to December 20, 2009).

As of June 30, 2007 and 2008, the Company has repurchased 211,290,500 and 426,290,500 shares, respectively, of the Company’s issued and outstanding Series B shares, representing 1.05% and 2.11%, respectively, for a total repurchased amount of Rp.1,829,138 million in 2007 and Rp.3,798,701 million in 2008 (including broker’s commissions and custodian fees).

The Company has planned to retain, sell or use the treasury stock for other purposes in accordance with Badan Pengawas Pasar Modal dan Lembaga Keuangan Indonesia (“BAPEPAM”) Regulation No. XI.B.2 and under Law No. 40/2007 on Limited Liability Companies.

The movement of shares held in treasury arising from the programs for repurchase of shares is as follows:

	2007		2008
	Number		Number
	of shares	Rp.	of shares	Rp.
Balance beginning	118,376,500	952,211	244,740,500	2,176,611
Number of shares acquired	92,914,000	876,927	181,550,000	1,622,090

Balance ending	211,290,500	1,829,138	426,290,500	3,798,701

Historical unit cost of repurchase of treasury shares:

Rp.
2008
Weighted average	8,911
Minimum	6,628
Maximum	11,200
The acquisition cost per share has included all the cost for the shares repurchase programs (i.e. broker’s commissions and custodian fees). Up to the consolidated balance sheet date, none of the shares acquired were sold.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
29.	DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

The balance of this account amounting to Rp.270,000 million arose from the early termination of the Company’s exclusive rights to provide local and domestic fixed line telecommunication services. As discussed in Note 1a, on December 15, 2005, the Company signed an Agreement on Implementation of Compensation for Termination of Exclusive Rights with the State MoCI — DGPT, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp.478,000 million, net of tax, to the Company over a five-year period where Rp.90,000 million shall be paid from the 2005 State budget, Rp.90,000 million from the 2006 State budget and the remaining Rp.298,000 million shall be paid gradually or in one lump-sum payment based on the State’s financial ability. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunications infrastructure.

As of June 30, 2007 and 2008, the Company has received an aggregate of Rp.180,000 million and Rp.270,000 million, respectively, in relation to the compensation for the early termination of exclusivity rights, being Rp.90,000 million each paid on December 30, 2005, December 28, 2006 and December 13, 2007, respectively. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the Stockholders’ Equity section. These amounts are recorded as a component of Stockholders’ Equity because the Government is the majority and controlling stockholder of the Company. The Company will record the remaining amount of Rp.208,000 million when received.

As of June 30, 2007 and 2008, the development of the related infrastructures amounted to Rp.90,702 million and Rp.190,997 million, respectively.

30.	TELEPHONE REVENUES

	2007	2008
Fixed lines
Local and SLJJ	3,653,128	3,340,360
Monthly subscription charges	1,856,685	1,839,933
Installation charges	60,873	17,573
Phone cards	5,605	4,788
Others	62,783	58,032

Total	5,639,074	5,260,686

Cellular
Air time charges	11,091,060	11,569,584
Features	112,473	319,993
Monthly subscription charges	129,321	179,673
Connection fee charges	65,667	107,318

Total	11,398,521	12,176,568

Total Telephone Revenues	17,037,595	17,437,254

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
31.	INTERCONNECTION REVENUES

	2007	2008
Revenues	5,802,820	5,864,545
Expenses	(1,281,828)	(1,463,002)

Total — Net	4,520,992	4,401,543

Based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006, the implementation of cost-based interconnection tariff is applicable beginning January 1, 2007 (Note 48).

Refer to Note 44 for details of related party transactions.

32.	DATA AND INTERNET REVENUES

	2007	2008
Short Messaging Services (SMS)	4,434,209	5,902,608
Internet	613,511	986,722
Data communication	1,116,308	342,388
Voice over Internet Protocol (“VoIP”)	101,828	69,832
e-Business	17,589	13,499

Total	6,283,445	7,315,049

33.	NETWORK REVENUES

	2007	2008
Leased lines	76,853	299,495
Satellite transponder lease	134,018	201,377

Total	210,871	500,872

Refer to Note 44 for details of related party transactions.

34.	REVENUE-SHARING ARRANGEMENTS (“RSA”) REVENUES

	2007	2008
RSA revenues	96,213	74,041
Amortization of unearned income (Note 12)	138,296	110,738

Total	234,509	184,779

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
35.	PERSONNEL EXPENSES

	2007	2008
Salaries and related benefits	1,404,836	1,414,405
Vacation pay, incentives and other benefits	1,236,110	1,341,399
Employees’ income tax	802,460	488,149
Net periodic post-retirement health care benefits costs (Note 43)	362,084	450,660
Net periodic pension costs (Note 41a)	228,594	353,734
Housing	142,351	136,902
Other post-retirement cost (Note 41b)	43,742	41,785
Additional old saving allowance	158,116	30,543
LSA costs (Notes 42a,b)	(383,677)	9,955
Other employees’ benefits (Note 41c)	4,876	7,083
Medical	6,061	4,089
Others	74,571	15,138

Total	4,080,124	4,293,842

36.	OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2007	2008
Operations and maintenance	2,497,300	2,893,076
Radio frequency usage charges	548,513	1,088,792
Concession fees and Universal Service Obligation (“USO”) charges	491,996	527,346
Cost of phone, SIM and RUIM cards	311,279	332,272
Electricity, gas and water	220,528	236,067
Insurance	150,327	182,469
Leased lines	88,398	165,898
Vehicles rental and supporting facilities	114,039	102,822
Travelling	23,782	25,520
Others	2,779	56,817

Total	4,448,941	5,611,079

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
37.	GENERAL AND ADMINISTRATIVE EXPENSES

	2007	2008
Amortization of goodwill and other intangible assets (Note 14)	524,533	528,828
Provision for doubtful accounts and inventory obsolescence (Notes 6d and 7)	239,506	318,530
Collection expenses	276,623	289,583
Security and screening	112,704	127,537
Travelling	126,056	114,385
Training, education and recruitment	100,252	105,919
Professional fees	38,990	48,289
Meetings	39,668	42,611
Vehicles rental	47,286	40,165
General and social contribution	85,190	37,092
Stationery and printing	96,196	29,782
Research and development	2,867	4,049
Others	17,506	14,819

Total	1,707,377	1,701,589

38.	TAXATION
a.	In 2007, Telkomsel recognized a claim for tax refund amounting to Rp.12.5 billion (Note 38g) as a result of its revision to the 2004 and 2005 tax returns and Rp.408 billion as a result of its objection to the 2007 tax assessment (Note 38f).

b.	Prepaid taxes

	2007	2008
Subsidiaries
Corporate income tax	—	53,493
Value Added Tax (“VAT”)	—	4,712
Income tax Article 23 — Services Delivery	25,939	25,840

	25,939	84,045

c.	Taxes payable

	2007	2008
The Company
Income taxes
Article 21 — Individual income tax	101,316	83,464
Article 22 — Withholding tax on goods delivery and import	2,223	6,814
Article 23 — Withholding tax on services delivery	7,719	16,331
Article 25 — Installment of corporate income tax	6,493	5,800
Article 26 — Withholding tax on non-resident income tax	1,159	330
Article 29 — Underpayment of corporate income tax	165,161	460,587
VAT	345,474	265,425

	629,545	838,751

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION (continued)
c.	Taxes payable (continued)

	2007	2008
Subsidiaries
Income taxes
Article 21 — Individual income tax	16,836	38,165
Article 22 — Withholding tax on goods delivery and import	1	1
Article 23 — Withholding tax on services delivery	35,280	32,209
Article 25 — Installment of corporate income tax	357,629	423,190
Article 26 — Withholding tax on non-resident income tax	17,675	35,185
Article 29 — Underpayment of corporate income tax	534,169	203,565
VAT	140,638	75,335

	1,102,228	807,650

	1,731,773	1,646,401

d.	The components of income tax expense (benefit) are as follows:

	2007	2008
Current
The Company	723,475	1,156,935
Subsidiaries	2,613,830	2,705,382

	3,337,305	3,862,317

Deferred
The Company	410,368	(76,563)
Subsidiaries	147,259	153,628

	557,627	77,065

	3,894,932	3,939,382

e.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax in Indonesia).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION (continued)
e.	(continued)

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2007	2008
Consolidated income before tax	12,767,972	12,495,574
Add back consolidation eliminations	4,247,430	4,219,054

Consolidated income before tax and eliminations	17,015,402	16,714,628
Less: income before tax of the subsidiaries	(9,256,636)	(9,336,646)

Income before tax attributable to the Company	7,758,766	7,377,982
Less: income subject to final tax	(302,915)	(343,443)

	7,455,851	7,034,539

Tax calculated at progressive rates	2,236,738	2,110,344
Non-taxable income	(1,275,306)	(1,265,299)
Non-deductible expenses	184,173	192,704
Deferred tax assets that cannot be utilized — net	(54,489)	1,577

Corporate income tax expense	1,091,116	1,039,326
Final income tax expense	42,727	41,046

Total income tax expense of the Company	1,133,843	1,080,372
Income tax expense of the subsidiaries	2,761,089	2,859,010

Total consolidated income tax expense	3,894,932	3,939,382

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION (continued)
e.	(continued)

The reconciliation between income before tax attributable to the Company and the estimated taxable income for the years ended June 30, 2007 and 2008, are as follows:

	2007	2008
Income before tax attributable to the Company	7,758,766	7,377,982
Less: income subject to final tax	(302,915)	(343,443)

	7,455,851	7,034,539

Temporary differences:
Amortization of intangible assets	501,176	501,587
Depreciation of property, plant and equipment	131,948	253,938
Allowance for doubtful accounts	52,728	258,417
Accrued employees’ benefits	524,266	162,626
Depreciation of property, plant and equipment under RSA	69,019	55,658
Capital leases	(20,673)	(953)
Allowance for inventory obsolescence	5,486	4,112
Amortization of land rights	(2,142)	(1,813)
Gain on sale of property, plant and equipment	1,937	(7,282)
Amortization of unearned income RSA	(138,062)	(98,622)
Trade receivables written-off	(115,634)	(174,854)
Net periodic pension costs and other-post retirement benefits costs	(150,909)	(161,296)
LSA	(425,082)	27,861
Payments of deferred consideration for business combinations	(451,772)	(437,081)
Accrued early retirement benefits	(1,528,429)
Loss on purchase commitments	8,561	(55,659)
Other provisions	(11,943)	(66,173)

Total temporary differences	(1,549,525)	260,466

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION (continued)
e.	(continued)

	2007	2008
Permanent differences:
Net periodic post-retirement health care benefits costs	357,854	445,463
Amortization of discounts on promissory notes	14,317	6,172
Equity in net income of associates and subsidiaries	(4,251,019)	(4,217,664)
Others	241,741	190,712

Total permanent differences	(3,637,107)	(3,575,317)

Taxable income	2,269,219	3,719,689

Corporate income tax expense	680,748	1,115,889
Final income tax expense	42,727	41,046

Total current income tax expense of the Company	723,475	1,156,935
Current income tax expense of the subsidiaries	2,613,830	2,705,382

Total current income tax expense	3,337,305	3,862,317

f.	Tax assessment
a.	In 2006, Telkomsel was assessed for underpayments of withholding taxes and VAT (self assessed) including penalty, covering the fiscal year 2002 totaling Rp.129 billion and overpayment of corporate income tax of Rp.5 billion. The net underpayment of Rp.124 billion was settled through the use of the payment of income tax in 2003 of Rp.24 billion and a cash payment of Rp.100 billion. Of the Rp.100 billion cash payment, Telkomsel has filed an objection for Rp.99 billion. Of the net underpayment of Rp.105 billion, Rp.83 billion was charged to expense in 2006 with the remaining amount of Rp.22 billion recorded as part of its claims for tax refund. In 2007, part the Telkomsel’s objection covering fiscal year 2002 of Rp.185 million was accepted by the Tax Authorities through a cash refund of Rp.176 million and through netting off against the Telkomsel’s tax underpayments during the previous periods amounting to Rp.9 million. The remaining balance was rejected by the Tax Authorities. On October 2, 2007 Telkomsel filed an appeal with the Tax Court for rejection of withholding taxes Article 23 and 26 of Rp.21 billion. Conservatively, the amount was charged to the consolidated statements of income.

b.	In 2007, Telkomsel was assessed for underpayments of withholding taxes, VAT and corporate income tax including penalty covering the fiscal years 2004 and 2005 totaling Rp.478 billion. The underpayments were settled through netting off withholding tax paid in 2006 of Rp.25 billion and cash payments of Rp.453 billion. On January 3, 2008, Telkomsel filed an objection for underpayment of withholding taxes and VAT including a penalty totaling Rp.408 billion (Note 38a). Up to the issuance date of the consolidated financial statements, Telkomsel has not received the Tax Authorities’ decision on the objection. Telkomsel believes that such amount will be refundable, hence, recognized it as part of claim for tax refund. The Tax Authorities might raise similar issues for transactions occurred in subsequent fiscal years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION (continued)
f.	Tax assessment (continued)
c.	Considering the uncertain result of Telkomsel’s filing for judicial review in the Indonesian Supreme Court for claim of Rp.27 billion covering fiscal year 2001, Telkomsel has conservatively charged the amount to the consolidated statements of income.
g.	Deferred tax assets and liabilities

The details of the Company and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)/
		credited to the
		consolidated
	December 31,	to statements	June 30,
	2006	of income	2007
The Company
Deferred tax assets:
Deferred consideration for business combinations	1,249,332	(134,012)	1,115,320
Allowance for doubtful accounts	263,321	20,334	283,655
Net periodic pension and other post-retirement benefits costs	361,839	(104,852)	256,987
Accrued expenses	57,185	(3,953)	53,232
Accrued for employees’ benefits	529,662	(301,249)	228,413
Accrued LSA	117,440	(67,945)	49,495
Capital leases	12,408	27,454	39,862
Allowance for inventory obsolescence	14,099	1,525	15,624

Total deferred tax assets	2,605,286	(562,698)	2,042,588

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,947,349)	5,903	(1,941,446)
Land rights	(3,800)	(716)	(4,516)
RSA	(47,661)	(3,581)	(51,242)
Intangible assets	(1,205,783)	150,725	(1,055,058)

Total deferred tax liabilities	(3,204,593)	152,331	(3,052,262)

Deferred tax liabilities of the Company — net	(599,307)	(410,367)	(1,009,674)
Deferred tax liabilities of the subsidiaries — net	(2,066,091)	(147,259)	(2,213,350)

Total deferred tax liabilities — net	(2,665,398)	(557,626)	(3,223,024)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION (continued)
g.	Deferred tax assets and liabilities (continued)

		(Charged)/
		credited to the
		consolidated
	December 31,	to statements	Acquisitions	June 30,
	2007	of income	of Sigma	2008
The Company
Deferred tax assets:
Deferred consideration for business combinations	1,010,035	(147,822)	—	862,213
Allowance for doubtful accounts	306,329	25,684	—	332,013
Net periodic pension and other post-retirement benefits costs	375,994	(35,678)	—	340,316
Accrued expenses	76,686	(24,527)	—	52,159
Accrued for employees’ benefits	172,071	48,788	—	220,859
Capital leases	40,057	(3,168)	—	36,889
Allowance for inventory obsolescence	15,891	1,172	—	17,063

Total deferred tax assets	1,997,063	(135,551)	—	1,861,512

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,854,350)	73,146	—	(1,781,204)
Land rights	(4,592)	(544)	—	(5,136)
RSA	(59,859)	(10,965)	—	(70,824)
Intangible assets	(902,856)	150,477	—	(752,379)

Total deferred tax liabilities	(2,821,657)	212,114	—	(2,609,543)

Deferred tax liabilities of the Company — net	(824,594)	76,563	—	(748,031)
Deferred tax liabilities of the subsidiaries — net	(2,209,506)	(153,628)	4,956	(2,358,178)

Total deferred tax liabilities — net	(3,034,100)	(77,065)	4,956	(3,106,209)

Realization of the deferred tax assets is dependent upon profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than their estimates.

Telkomsel’s claims for overpayment of corporate income tax for fiscal years 2004 and 2005 due to recalculation of depreciation of property, plant and equipment in 2006 for tax purposes amounting to Rp.338 billion were rejected by the Tax Authorities, hence, it was reversed with a corresponding deduction to the deferred tax liability. The rejection of recalculation resulted to a recognition of overpayment of corporate income tax for 2006 of Rp.12.5 billion presented as part of claims for tax refund (Note 38a).

h.	Administration
Under the taxation laws of Indonesia, the Company and each subsidiary submit tax returns on the basis of self-assessment. The Tax Authorities may assess or amend taxes within the Statute of Limitations, under the prevailing regulations up to 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)
h.	Administration (continued)

Based on a new tax Law No. 28/2007 concerning the General Provision and Procedure of Taxation effective as of January 1, 2008, the Director General of Tax (“DGT”) may assess or amend taxes within ten years of the time the tax becomes due, or until the end of 2013, whichever is earlier. There are new rules applicable to fiscal year 2008 and subsequent years stipulating that the DGT may assess or amend taxes within five years of the time the tax becomes due.

The Company has been audited by the Tax Office up to the fiscal year of 2004, excluding fiscal year 2003, Telkomsel up to fiscal year 2005 excluding fiscal year 2003, GSD up to fiscal year 2002, and Infomedia up to fiscal year 2003. Currently, Telkomsel is being audited by the Tax Office for the fiscal year 2006.

39.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 19,985,416,719 and 19,814,432,934 for six months period ended June 30, 2007 and 2008, respectively.

The Company does not have potentially dilutive ordinary shares.

40.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders as stated in notarial deed No. 58 dated June 29, 2007 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2006 amounting to Rp.6,053,067 million or Rp.303.21 per share (of which Rp.971,017 million or Rp.48.41 per share was distributed as interim cash dividend in December 2006) and the appropriation of Rp.4,897,482 million for general reserves.

Pursuant to the AGM of Stockholders as stated in notarial deed No. 248 dated June 20, 2008 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2007 amounting to Rp.7,071,360 million or Rp.357.87 per share (of which Rp.965,398 million or Rp.48.45 per share was distributed as interim cash dividend in November 2007), the distribution of special cash dividends amounting to Rp.1,928,553 million and the appropriation of Rp.3,857,106 million for general reserves.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS
a.	Pension
1.	The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

The defined benefit pension plan is provided to employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the six months period ended June 30, 2007 and 2008 amounted to Rp.350,081 million and Rp.444,531 million, respectively.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by financial institutions pension fund (“DPLK”). The Company’s contribution to DPLK is determined based on certain percentage of the participants’ salaries and amounted to Rp.1,038 million and Rp.1,282 million for the six months period ended June 30, 2007 and 2008, respectively.

The following table presents the change in projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets for the six months period ended June 30, 2007 and 2008, for its defined benefit pension plan:

	2007	2008
Change in projected benefits obligation
Projected benefits obligation at beginning of year	8,121,381	10,727,812
Service costs	101,804	141,067
Interest costs	431,087	538,484
Plan participants’ contributions	21,911	22,083
Actuarial gains	143,367	390,346
Expected benefits paid	(167,288)	(222,642)

Projected benefits obligation at end of year	8,652,262	11,597,150

Change in plan assets
Fair value of plan assets at beginning of year	7,210,749	9,034,392
Expected return on plan assets	389,139	465,418
Employer’s contributions	350,081	444,531
Plan participants’ contributions	21,911	22,083
Actuarial gains	335,847	319,760
Expected benefits paid	(167,288)	(205,904)

Fair value of plan assets at end of year	8,140,439	10,080,280

Funded status	(511,823)	(1,516,870)
Unrecognized prior service costs	981,491	1,529,092
Unrecognized net actuarial gain	(1,319,565)	(921,240)

Accrued pension benefit cost	(849,897)	(909,018)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

The movement of the accrued pension benefits costs during the six months period ended June 30, 2007 and 2008, is as follows:

	2007	2008
Accrued pension benefits costs at beginning of year	1,003,000	1,054,097
Net periodic pension cost less amounts charged to KSO Units	196,978	322,539
Employer’s contributions	(350,081)	(444,531)
Benefits to be paid by the Company	—	(23,087)

Accrued pension benefits costs at end of year	849,897	909,018

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Note 41b) was performed based on the measurement date as of December 31, 2006 and 2007, with reports dated April 24, 2007 and March 31, 2008, respectively, by PT Watson Wyatt Purbajaga (“WWP”), an independent actuary in association with Watson Wyatt Worldwide (“WWW”). The principal actuarial assumptions used by the independent actuary as of December 31, 2006 and 2007, are as follows:

	2006	2007
Discount rate	10.5%	10.25%
Expected long-term return on plan assets	10.5%	10%
Rate of compensation increases	8%	8%
The components of net periodic pension costs are as follows:

	2007	2008
Service costs	101,804	141,067
Interest costs	431,087	538,484
Expected return on plan assets	(389,139)	(465,418)
Amortization of prior service costs	69,511	110,660
Recognized actuarial gain	(16,285)	(2,254)

Total net periodic pension costs less (Note 35)	196,978	322,539

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
2.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

The following table reconciles the unfunded status of the plans with the amounts included in the consolidated balance sheets as of June 30, 2007 and 2008:

	2007	2008
Projected benefits obligation	(258,525)	(325,283)
Fair value of plan assets	65,625	107,480

Unfunded status	(192,900)	(217,803)
Unrecognized items in the consolidated balance sheet:
Unrecognized prior service costs	1,041	(814)
Unrecognized net actuarial losses	163,596	121,797
Unrecognized net obligation at the date of initial application of PSAK 24	—	1,740

Accrued pension benefits costs	(28,263)	(95,080)

The components of the net periodic pension costs are as follows:

	2007	2008
Service costs	16,366	18,647
Interest costs	12,076	15,287
Expected return on plan assets	(1,116)	(5,634)
Amortization of past service costs	(32)	(31)
Recognized actuarial losses	4,196	2,652
Amortization of net obligation at the date of initial application of PSAK 24	—	89

Net periodic pension costs (Note 35)	31,490	31,010

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
2.	Telkomsel (continued)

The net periodic pension cost for the pension plan was calculated based on measurement date as of December 31, 2006 and 2007, with reports dated February 16, 2007 and March 25, 2008, respectively, by WWP, an independent actuary in association with WWW. The principal actuarial assumptions used by the independent actuary based on measurement date of December 31, 2006 and 2007 for each of the year, are as follows:

	2006	2007
Discount rate	10.5%	10.5%
Expected long-term return on plan assets	7.5%	10.5%
Rate of compensation increases	8%	8%
3.	Infomedia

Infomedia provides a defined benefit pension plan to its employees. The reconciliation of the funded status of the plan with the net amount recognized in the consolidated balance sheets as of June 30, 2007 and 2008, are as follows:

	2007	2008
Projected benefits obligation	(6,188)	(5,873)
Fair value of plan assets	6,417	6,271

Funded status	229	398

Prepaid pension benefits costs	229	398

The net periodic pension costs of Infomedia amounted to Rp.126 million and Rp.185 million for the six months period ended June 30, 2007 and 2008, respectively (Note 35).
b.	Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or “BFPT”) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or “BPP”). In 2005 and 2006, these benefits presented as part of LSA.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
b.	Other post-retirement benefits (continued)

The movement of the other post-retirement benefits for the six months period ended June 30, 2007 and 2008, are as follows:

	2007	2008
Accrued other post-retirement benefits costs at beginning of year	198,596	195,061
Other post-retirement benefits costs	43,742	41,785
Other post-retirement benefits paid	(10,083)	(13,924)

Accrued other post-retirement benefits costs at end of year	232,255	222,922

Benefits to be paid for early retirement program	(68,362)	—

Accrued other post-retirement benefits costs at end of year after early retirement benefits	163,893	222,922

The components of the net periodic other post-retirement benefits costs for the six months period ended June 30, 2007 and 2008, are as follows:

	2007	2008
Service costs	11,461	11,313
Interest costs	22,556	20,967
Amortization of past service costs	3,413	3,413
Recognized actuarial losses	6,312	6,092

Net periodic other post-retirement benefits costs (Note 35)	43,742	41,785

c.	Obligation under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefits, if not covered yet by the sponsored pension plans, to their employees upon retirement. The total related obligation recognized as of June 30, 2007 and 2008 amounted to Rp.38,950 million and Rp.59,552 million, respectively. The related employees’ benefits cost charged to expense amounted to Rp.4,876 million and Rp.7,083 million for the six months period ended June 30, 2007 and 2008, respectively (Note 35).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.	LONG SERVICE AWARDS (“LSA”)
a.	The Company

The Company provides certain cash awards to its employees based on length of service requirements. The benefits are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination.

The movements of the accrued LSA for the six months period ended June 30, 2007 and 2008, are as follows:

2007
Accrued LSA at beginning of year	391,467
LSA costs (see Note below and Note 35)	(391,467)
LSA paid	—

Accrued LSA at end of year	—

In 2007, in relation to the termination of LSA, the Company recorded an actuarial gain of Rp.391,467 million, resulting from LSA obligation as of December 31, 2006.

The actuarial valuation for the LSA was performed based on the measurement date as of December 31, 2006, with reports dated April 24, 2007 respectively, by WWP, an independent actuary in association with WWW. The principal actuarial assumptions used by the independent actuary as of December 31, 2006 is as follows:

2006
Discount rate	10.5%
Rate of compensation increase	8%
b.	Telkomsel

Telkomsel provides certain cash awards to its employees based on the employees’ length of service requirements. The benefits are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination.

The obligation with respect to these awards was determined based on the actuarial valuation using the Projected Unit Credit method, and amounted to Rp.70,675 million and Rp.79,655 million as of June 30, 2007 and 2008, respectively. The related benefits cost charged to expense amounted to Rp.7,790 million and Rp.9,955 million for the six months period ended June 30, 2007 and 2008, respectively (Note 35).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“Yakes”).

The following table presents the change in the projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of June 30, 2007 and 2008:

	2007	2008
Change in projected benefits obligation
Projected benefits obligation at beginning of year	6,985,343	8,925,612
Service costs	56,585	71,991
Interest costs	362,019	451,749
Actuarial gains	418,167	800,974
Expected post-retirement health care paid	(89,755)	(110,998)

Projected benefits obligation at end of period	7,732,359	10,139,328

Change in plan assets
Fair value of plan assets at beginning of year	2,253,260	3,376,172
Expected return on plan assets	111,074	169,433
Employer’s contributions	570,222	500,000
Actuarial gains	18,906	84,268
Expected post-retirement health care paid	(89,755)	(110,998)

Fair value of plan assets at end of period	2,863,707	4,018,875

Funded status	(4,868,652)	(6,120,453)
Unrecognized net actuarial losses	2,130,840	3,400,870

Accrued post-retirement health care benefits costs	(2,737,812)	(2,719,583)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The components of net periodic post-retirement health care benefits cost are as follows:

	2007	2008
Service costs	56,585	71,991
Interest costs	362,019	451,749
Expected return on plan assets	(111,074)	(171,683)
Recognized actuarial losses	54,554	98,603

Total net periodic post-retirement health care benefits costs (Note 35)	362,084	450,660

The movements of the accrued post-retirement health care benefits costs for the six months period ended June 30, 2007 and 2008, are as follows:

	2007	2008
Accrued post-retirement health care benefits costs at beginning of year	2,945,728	2,768,923
Net periodic post-retirement health care benefits costs (Note 35)	362,084	450,660
Employer’s contributions	(570,000)	(500,000)

Accrued post-retirement health care benefits costs at end of year	2,737,812	2,719,583

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2006 and 2007, with reports dated April 24, 2007 and March 31, 2008, respectively, by WWP, an independent actuary in association with WWW. The principal actuarial assumptions used by the independent actuary as of December 31, 2006 and 2007, are as follows:

	2006	2007
Discount rate	10.5%	10.25%
Expected long-term return on plan assets	8.5%	9%
Health care costs trend rate assumed for next year	12%	14%
Ultimate health care costs trend rate	8%	8%
Year that the rate reaches the ultimate trend rate	2011	2011

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:
a.	Government
i.	The Company obtained two-step loans from the Government, the Company’s majority stockholder (Note 21).

Interest expense for two-step loans amounted to Rp.355,852 million and Rp.36,833 million for the six months period ended June 30, 2007 and 2008, respectively. Interest expense for two-step loans represent 48.70% and 6.42% of the total interest expense for each period.

ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications and Information (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp.200,463 million and Rp.302,079 million for the six months period ended June 30, 2007 and 2008, respectively (Note 36), representing 1.2% and 1.7%, respectively, of the total operating expenses for each period. Radio frequency usage charges amounted to Rp.548,513 million and Rp.1,088,792 million for the six months period ended June 30, 2007 and 2008, respectively (Note 36), representing 3.28% and 6.15%, respectively, of the total operating expenses for each period.

Telkomsel paid an up-front fee for the 3G license amounting to Rp.436,000 million and recognized as intangible asset (Note 14).

iii.	Starting 2005, the Company and its subsidiaries pay USO charges to the Ministry of Communication and Information of the Republic of Indonesia pursuant to MoCI Regulation No.15/Per/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp.291,533 million and Rp.225,267 million for the six months period ended June 30, 2007 and 2008, respectively (Note 36), representing 1.7% and 1.3%, respectively, of the total operating expenses for each period.
b.	Commissioners and Directors remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of their Board of Commissioners. The total of such benefits amounted to Rp.10,688 million and Rp.29,222 million for the six months period ended June 30, 2007 and 2008, respectively, representing 0.1% and 0.2% of total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS (continued)
b.	Commissioners and Directors remuneration (continued)
ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of their Board of Directors. The total of such benefits amounted to Rp.34,188 million and Rp.78,416 million for the six months period ended June 30, 2007 and 2008, respectively, representing 0.2% and 0.4% of total operating expenses for each period.
c.	Indosat

The Company considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one Director and one Commissioner of Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, Package Switched Data Network (PSDN), television, teleprinter, Alternate Voice/Data Telecommunications (AVD), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the MoC.
The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s cellular network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and Telkom’s fixed line network and allowing Indosat’s mobile customers to access Telkom’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, domestic long-distance and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 48). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is interconnected with PT Indosat’s international gateway exchanges to facilitate outgoing and incoming international calls.

ii.	Telkomsel’s and Indosat’s GSM mobile cellular telecommunications networks are interconnected to allow cross-network communications among their subscribers.

iii.	In exchange for these interconnections, Indosat is entitled to a certain amount as compensation.

iv.	Interconnection equipment installed by one of the parties in another party’s premises remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.
The Company and its subsidiaries were charged net interconnection revenues (charges) from Indosat of (Rp.182,379 million) and Rp.14,348 million for the six months period ended June 30, 2007 and 2008, respectively, representing (0.61%) and 0.05% of the total operating revenues in each period.

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp.5,924 million and Rp.11,481 million for the six months period ended June 30, 2007 and 2008, respectively, representing 0.04% and 0.06% of the total operating expenses in each period.

Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”)

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction costs. Operating and maintenance costs are shared based on agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp.489 million and Rp.187 million for the six months period ended June 30, 2007 and 2008, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)
ii.	Indefeasible Right of Use Agreement (“IRU”)
On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA-ME-WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an IRU for certain capacity of the link starting from September 21, 2000 until September 20, 2015 for an up-front payment of US$2.7 million. In addition to the up-front payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.
In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43,023 million to the Company for the 30 years right. Satelindo paid Rp.17,210 million in 1994 while the remaining balance Rp.25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan” or “HPL”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59,860 million as lease expense up to 2024. As of June 30, 2007 and 2008, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenues earned from these transactions amounted to Rp.79,568 million and Rp.82,997 million for the six months period ended June 30, 2007 and 2008, respectively, representing 0.3% of the total operating revenues for each period.

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.3,617 million and Rp.9,929 million for the six months period ended June 30, 2007 and 2008, respectively, representing less than 0.1% of total operating revenues for each period.

Telkomsel has an agreement with Lintasarta (valid until October 31, 2010) and PT Artajasa Pembayaran Elektronis (“Artajasa”) (valid until May 2008) (a 39.8% owned subsidiary of Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.14,301 million and Rp.17,476 million for the six months period ended June 30, 2007 and 2008, respectively, representing 0.1% of the total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS (continued)
d.	Others

Transactions with all BUMN are considered as related parties transactions:
(i)	The Company provides telecommunication services to substantially all Government agencies in Indonesia which transactions are treated as that of third parties customers.

(ii)	The Company has entered into agreements with Government Agencies and associated companies, namely CSM and Patrakom, for the utilization of the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.55,810 million and Rp.51,298 million for the six months period ended June 30, 2007 and 2008, respectively, representing 0.2% of the total operating revenues for each period.

(iii)	The Company provides leased lines to associated companies, namely CSM, Patrakom and PSN. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenues earned from these transactions amounted to Rp.33,416 million and Rp.30,292 million for the six months period ended June 30, 2007 and 2008, respectively, representing 0.1% of the total operating revenues for each period.

(iv)	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include, among others, PT Industri Telekomunikasi Indonesia (“INTI”) and Koperasi Pegawai Telkom (“Kopegtel”). Purchases made from these related parties amounted to Rp.45,571 million and Rp.208,585 million for the six months period ended June 30, 2007 and 2008, respectively, representing 0.5%, and 2.7% of the total fixed assets purchased in each period.

(v)	INTI is also a major contractor and supplier of equipment, including construction and installation services of Telkomsel. Purchases from INTI for the six months period ended June 30, 2007 and 2008 amounted to Rp.31,421 million and Rp.18,385 million, respectively, representing 0.4% and 0.2% of the total fixed assets purchased in each period.

(vi)	Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The agreement was extended until March 13, 2011. The lease charges amounted to Rp.75,062 million and Rp.66,686 million for the six months period ended June 30, 2007 and 2008, respectively, representing 0.4% of the total operating expenses for each period.

(vii)	The Company and its subsidiaries insured their property, plant and equipment against property losses, inventories and employees’ social security from Jasindo, PT Asuransi Tenaga Kerja and Jiwasraya, state-owned insurance companies. Insurance premiums amounted to Rp.133,183 million and Rp.168,122 million for the six months period ended June 30, 2007 and 2008, respectively, representing 0.8% and 0.9% the total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS (continued)
d.	Others (continued)
(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of these banks are appointed as collecting agents for the Company. Total placements in the form of current accounts, time deposits and mutual funds in state-owned banks amounted to Rp.5,770,032 million and Rp.7,281,950 million as of June 30, 2007 and 2008, respectively, representing 7.2% and 8.5% of the total assets as of June 30, 2007 and 2008, respectively. Interest income recognized for the six months period ended June 30, 2007 and 2008 amounted to Rp.146,871 million and Rp.115,380 million, representing 55% and 35%, respectively, of total interest income for each period.

(ix)	The Company’s subsidiaries obtained loans from state-owned banks. Interest expense on these loans for the six months period ended June 30, 2007 and 2008 amounted to Rp.75,826 million and Rp.236,468 million, respectively, representing 10.4% and 41.2%, respectively, of the total interest expense for each period.

(x)	The Company leases buildings, leases vehicles, purchases materials and construction services, and utilizes maintenance and cleaning services of Kopegtel and PT Sandhy Putra Makmur (“SPM”), a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp.192,174 million and Rp.177,610 million for the six months period ended June 30, 2007 and 2008, respectively, representing 1.1% and 1.0%, respectively, of the total operating expenses for each period.

(xi)	The Company and its subsidiaries earned interconnection (expense) revenues from PSN, with a total of Rp.779 million and (Rp.1,279 million) for the six months period ended June 30, 2007 and 2008, respectively, representing 0.003% and (0.004%), respectively, of the total operating revenues for each period.

(xii)	The Company has RSA with Kopegtel. Kopegtel’s share in revenues from these arrangements amounted to Rp.10,337 million and Rp.7,237 million for six months period ended June 30, 2007 and 2008, respectively, representing 0.03% and 0.02% of the total operating revenues for each period.

(xiii)	Telkomsel has operating lease agreements with Patrakom and CSM for the use of their transmission link for 3 years, subject to extension. Lease charges amounted to Rp.107,803 million and Rp.72,927 million for the six months period ended June 30, 2007 and 2008, respectively, representing 0.6% and 0.4%, respectively, of the total operating expenses for each period.

(xiv)	Koperasi Pegawai Telkomsel (“Kisel”) is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp.187,637 million and Rp.244,657 million for the six months period ended June 30, 2007 and 2008, respectively. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp.801,860 million and Rp.976,003 million for the six months period ended June 30, 2007 and 2008, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)
d.	Others (continued)
(xv)	The Company has seconded a number of its employees to related parties to assist them in operating their businesses. In addition, the Company provides to certain of its related parties, the right to use its buildings free of charge.

(xvi)	Telkomsel has procurement agreements with Gratika, a subsidiary of Dapen, for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp.74,769 million and Rp.31,084 million for the six months period ended June 30, 2007 and 2008, respectively, representing 0.87% and 0.41%, respectively, of total acquisition of fixed assets in each period.; and for maintenance of equipment amounted to Rp.19,421 million and Rp.23,139 million for the six months period ended June 30, 2007 and 2008, respectively, representing 0.12% and 0.13%, respectively, of total operating expenses in each period.
Presented below are balances of accounts with related parties:

		2007		2008
			% to		% to
		Amount	total assets	Amount	total assets
a.	Cash and cash equivalents (Note 5)	5,483,433	6.85	6,942,449	8.09

b.	Temporary investments	188,139	0.24	182,685	0.21

c.	Trade receivables — net (Note 6)	552,736	0.70	536,235	0.62

d.	Other receivables
	State-owned banks (interest)	19,644	0.03	28,417	0.03
	Patrakom	2,769	—	4,713	0.01
	Kopegtel	3,797	—	3,826	—
	Government Agencies	2,593	—	2,304	—
	Other	2,502	—	404	—

	Total	31,305	0.03	39,664	0.04

e.	Prepaid expenses (Note 8)	175,539	0.22	603,071	0.70

f.	Restricted time deposits (Note 9)	6,717	0.01	21,244	0.02

g.	Advances and other non-current assets (Note 13)
	Bank Mandiri	91,595	0.12	91,525	0.11
	Kisel	—	—	1,098	—
	Perusahaan Umum Percetakan Uang Republik Indonesia (Peruri)	813	—	813	—
	BNI	—	—	565	—

	Total	92,408	0.12	94,001	0.11

h.	Escrow accounts (Note 15)	—	—	41,571	0.05

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)

		2007		2008
			% to total		% to total
		Amount	liabilities	Amount	liabilities
i.	Trade payables (Note 16)
	Government Agencies	513,475	1.17	1,098,802	2.31
	Kopegtel	59,009	0.13	89,888	0.19
	Yakes	1,686	—	59,093	0.12
	INTI	6,328	0.01	28,006	0.06
	SPM	7,453	0.02	12,302	0.03
	Gratika	8,036	0.02	6,128	0.01
	Jasindo	—	—	5,093	0.01
	PSN	62	—	4,573	0.01
	Indosat	99,916	0.23	—	—
	Others	75,994	0.17	94,804	0.20

	Total	771,959	1.75	1,398,689	2.94

j.	Accrued expenses (Note 17)
	Employees	1,413,698	3.20	1,266,626	2.66
	Government Agencies and state-owned banks	107,360	0.24	68,866	0.14
	PT Jaminan Sosial Tenaga Kerja (Persero) (Jamsostek)	—	—	21,025	0.04
	Jasindo	—	—	93	—
	Others	9,357	0.02	—	—

	Total	1,530,415	3.46	1,356,610	2.84

k.	Short-term bank loans (Note 19)
	Bank Mandiri	300,000	0.68	—	—
	BNI	300,000	0.68	—	—

	Total	600,000	1.36	—	—

l.	Two-step loans (Note 21)	4,205,223	9.52	3,970,696	8.34

m.	Accrued LSA (Note 42)	70,675	0.16	79,655	0.17

n.	Accrued post-retirement health care benefits (Note 43)	2,737,812	6.20	2,719,583	5.71

o.	Long-term bank loans (Note 23)
	BRI	400,000	0.91	2,240,000	4.71
	Bank Mandiri	1,260,000	2.85	1,540,000	3.24
	BNI	740,000	1.67	1,020,000	2.14

	Total	2,400,000	5.43	4,800,000	10.09

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	SEGMENT INFORMATION
The Company and its subsidiaries have three main business segments operating in Indonesia namely: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, SLJJ and international telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Others”, comprising of telephone directories and building management businesses.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

	2007
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	9,719,260	1,842,530	16,703,731	241,081	28,506,602	—	28,506,602
Inter-segment operating revenues	686,171	(81,529)	361,757	128,121	1,094,520	(1,094,520)	—

Total segment revenues	10,405,431	1,761,001	17,065,488	369,202	29,601,122	(1,094,520)	28,506,602

External operating expenses	(7,442,116)	(830,501)	(6,975,766)	(217,402)	(15,465,785)	—	(15,465,785)
Inter-segment operating expenses	(37,766)	(81,529)	(998,929)	(56,808)	(1,175,032)	1,175,032	—

Segment expenses	(7,479,882)	(912,030)	(7,974,695)	(274,210)	(16,640,817)	1,175,032	(15,465,785)

Segment results	2,925,549	848,971	9,090,793	94,992	12,960,305	80,512	13,040,817

Interest expense							(730,731)
Interest income							265,579
Gain on foreign exchange — net							54,933
Other income — net							133,785
Income tax expense							(3,894,932)
Equity in net income of associated companies							3,589

Income before minority interest							8,873,040
Unallocated minority interest							(2,248,117)

Net income							6,624,923

Other information
Segment assets	37,526,060	5,115,819	44,864,380	607,836	88,114,095	(8,196,445)	79,917,650
Investments in associates	84,347	—	14,744	—	99,091	—	99,091

Total consolidated assets							80,016,741

Total consolidated liabilities	(25,515,311)	(1,610,501)	(24,956,929)	(300,967)	(52,383,708)	8,196,445	(44,187,263)
Minority interest	(70,488)	—	—	(8,499)	(78,987)	(7,013,302)	(7,092,289)
Capital expenditures	(782,544)	(48,952)	(7,114,583)	(40,296)	(7,986,375)	—	(7,986,375)

Depreciation and amortization	(1,640,363)	(221,916)	(2,754,643)	(24,421)	(4,641,343)	4,751	(4,636,592)

Amortization of goodwill and other intangible assets	(501,176)	—	(23,357)	—	(524,533)	—	(524,533)

Other non-cash expenses	(201,423)	—	(37,244)	(838)	(239,505)	—	(239,505)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	SEGMENT INFORMATION (continued)

	2008
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	9,969,242	1,638,808	18,329,311	240,995	30,178,356	—	30,178,356
Inter-segment operating revenues	661,836	(34,538)	298,523	141,865	1,067,686	(1,067,686)	—

Total segment revenues	10,631,078	1,604,270	18,627,834	382,860	31,246,042	(1,067,686)	30,178,356

External operating expenses	(8,355,441)	(618,979)	(8,442,962)	(293,013)	(17,710,395)	—	(17,710,395)
Inter-segment operating expenses	(169,532)	—	(960,765)	(18,969)	(1,149,266)	1,149,266	—

Segment expenses	(8,524,973)	(618,979)	(9,403,727)	(311,982)	(18,859,661)	1,149,266	(17,710,395)

Segment results	2,106,105	985,291	9,224,107	70,878	12,386,381	81,580	12,467,961

Interest expense							(573,805)
Interest income							330,873
Gain on foreign exchange — net							35,776
Other income — net							236,159
Income tax expense							(3,939,382)
Equity in net income of associated companies							(1,390)

Income before minority interest							8,556,192
Unallocated minority interest							(2,258,582)

Net income							6,297,610

Other information
Segment assets	35,916,094	7,890,983	50,694,415	715,963	95,217,455	(9,519,046)	85,698,409
Investments in associates	1,331,159	—	(1,193,357)	—	137,802	—	137,802

Total consolidated assets							85,836,211

Total consolidated liabilities	(26,500,287)	(1,507,788)	(28,754,375)	(343,434)	(57,105,884)	9,519,046	(47,586,838)

Minority interest	1,138,336	—	—	(8,611)	1,129,725	(8,992,873)	(7,863,148)

Capital expenditures	(1,509,573)	(210,369)	(6,234,077)	(19,661)	(7,973,680)	—	(7,973,680)

Depreciation and amortization	(1,811,392)	(176,165)	(3,225,909)	(26,331)	(5,239,797)	15,995	(5,223,802)

Amortization of goodwill and other intangible assets	(505,471)	—	(23,357)	—	(528,828)	—	(528,828)

Other non-cash expenses	(290,598)	—	(27,931)	(17)	(318,546)	—	(318,546)

46.	JOINT OPERATION SCHEMES (“KERJA SAMA OPERASI” OR “KSO”)
In 1995, the Company and five investors (Pramindo, TII, MGTI, Dayamitra and BSI) entered into agreements for KSO and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven Divre.

Following the Indonesian economics crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their commitment under the KSO agreements. As remedial measures instituted by both the Company and the KSO partners did not fully remedy this situation, the Company acquired and currently controls the related KSO through acquisition of its KSO partners or the businesses. Accordingly, the revenue-sharing percentage in those KSO is no longer relevant as the financial statements of the acquired KSO partners and the related KSO are consolidated into the Company’s consolidated financial statements since the date of acquisition (Note 24).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	REVENUE-SHARING ARRANGEMENTS (“RSA”)
The Company has entered into agreements with several investors under RSA to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of June 30, 2008, the Company has 45 RSA with 40 investors. The RSA are located mainly in Pekanbaru, Jakarta, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 48 to 176 months.

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing periods. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each the RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

The net book value of the property, plant and equipment under RSA which have been transferred to property, plant and equipment of the Company amounted to Rp.29,124 million and Rp.17,945 million as of June 30, 2007 and 2008, respectively (Note 12).

The investors’ share of revenues amounted to Rp.199,072 million and Rp.158,022 million for the six months period ended June 30, 2007 and 2008, respectively.

48.	TELECOMMUNICATIONS SERVICES TARIFFS
Under Law No. 36/1999 and Government Regulation No. 52/2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunications services, at price cap formula set by the Government.
a.	Fixed line telephone tariffs

Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses or minutes and classified as either local or SLJJ. The tariffs depend on call distance, call duration, time of call, day of the week and holidays.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
a.	Fixed line telephone tariffs (continued)

Tariffs for fixed line telephone are regulated under the MoCI Decree No. 09/Per/M.KOMINFO/02/2006 concerning Procedure for Initial Tariff Establishment and Tariff Change for Basic Telephone Service Through Fixed Line Network dated February 8, 2006, replacing the MoC Decree No. KM. 12 dated January 29, 2002 concerning the addendum of the decree of MTPT No. 79/1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Based on the Decree, the Company implemented new tariffs for SLJJ charges of PSTN to PSTN and PSTN to cellular which decreased by an average range from 0.4% to 46.2% from the prevailing tariffs for SLJJ charges, effective on April 8, 2008.

The Government has issued new adjustment tariff formula which are stipulated in the MoCI Decree No. 15/Per/M.KOMINFO/4/2008 dated April 30, 2008 concerning Procedure for Tariff Calculation for Basic Telephone Service which connected through fixed line network.
b.	Mobile cellular telephone tariffs

Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM.27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

The maximum tariff for the activation fee is Rp.200,000 per new subscriber number and Rp.65,000 for monthly charge. Usage charges consist of the following:
(i).	Airtime

The maximum basic airtime tariff charged to the originating cellular subscriber is Rp.325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular	: 2 times airtime rate
2. Cellular to PSTN	: 1 time airtime rate
3. PSTN to cellular	: 1 time airtime rate
4. Card phone to cellular	: 1 time airtime rate plus 41% surcharge

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
b.	Mobile cellular telephone tariffs (continued)
(ii).	Usage tariffs
1.	The local usage tariffs are charged to cellular subscriber who makes a call to the PSTN. For the use of network, the tariffs per minute are computed at 50% of the prevailing local PSTN tariffs.

2.	The long-distance usage tariffs between two different service areas charged to cellular subscriber are the same as the prevailing tariffs for domestic SLJJ applied to PSTN subscribers.
Based on Decree No. KM. 79/1998 of the MoC, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.

Based on Announcement No. PM.2/2004 of the MoC dated March 30, 2004, Telkomsel adjusted its tariffs by eliminating the tariff subsidy from long-distance calls, resulting to a 9% tariff increase.

Under Decree No. 12/Per/M.KOMINFO/02/2006 dated February 28, 2006 of the MoCI the cellular tariffs consist of the following:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee
The tariffs are determined based on certain formula with a “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee) while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

The implementation of the new tariff for a dominant operator has to be approved by the Government. A dominant operator is an operator that has operating revenues equal to or more than 25% of total industry revenue for a certain segment.

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 “Mechanism to Determine Tariff of Telecommunication Services which Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006.

Under Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008 of the MoCI the cellular tariffs consist of the following:
•	Basic services tariff

•	Roaming tariff

•	Multimedia tariff,
with the following structure:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
b.	Mobile cellular telephone tariffs (continued)
(iii).	Usage tariffs (continued)

The tariffs are determined based on certain formula consisting of:
•	Network element cost;

•	Retail service activity cost plus margin.
The network element cost is determined using Long Run Incremental Cost Bottom up Method. The operators are allowed to apply de-average basic telephone service usage cost and bundling tariffs, maximum equal to tariff determined using the above formula.
c.	Interconnection tariffs

The Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit to multiple networks. The Telecommunications Law and Government Regulation No. 52/2000 provides for the implementation of a new policy to replace the current revenue-sharing policy. Under the new policy, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. The MoC issued Decree No. 32/2004, dated March 11, 2004 stated that cost-based interconnection fees shall be applicable beginning January 1, 2005, of which subsequently postponed until January 1, 2007 based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006 dated February 8, 2006. On December 28, 2006, the Company and all network operators signed amendments to their interconnection agreements for fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.
(i).	Interconnection with fixed line network

The Government’s National Fundamental Technical Plan set forth in Decree No. KM.4/2001, as amended by Decree No. KM.28/2004, sets out the technical requirements, routing plans and numbering plans for interconnection of the networks of various telecommunications operators among themselves and with the Company’s fixed line network. Under the National Fundamental Technical Plan, all operators are permitted to interconnect with the Company’s fixed line network for access thereto and to other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to the Company’s fixed line network. Currently, the fees for interconnection are set forth in Decree No. KU.506/1997, Decree No. KM.46/1998, Decree No. KM.37/1999 and Decree No. KM.30/2000.

Fixed line Interconnection with Indosat. Currently, the fixed line interconnection between the Company and Indosat is generally based on their agreement signed in 2005. Pursuant to the agreement between the Company and Indosat, for interconnection of local and SLJJ calls, the operator of the network on which the calls terminate receives an agreed amount per minute.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)
(i).	Interconnection with fixed line network (continued)

Other Fixed Wireline Interconnection. Since September 1, 1998, the Company has been receiving a share of the tariffs from Batam Bintan Telekomunikasi (“BBT”), which is a local operator with a special coverage area on Batam Island, for each successful call that transits or terminates on the Company’s fixed line network. Under the interconnection agreement, for local interconnection calls, revenues are shared on a “sender keeps all” basis. For local calls originating on BBT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For interconnection of SLJJ calls, the operator of the network on which the calls terminate or transit receives an agreed percentage of the prevailing long-distance tariff. In addition, BBT is to receive a certain fixed amount for each minute of incoming and outgoing international calls, from and to BBT that transit through the Company’s fixed line network and use the Company’s IDD service and 50% of the prevailing interconnection tariff for incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.

Other Fixed Wireless Interconnection. Fixed wireless networks may interconnect with the Company’s fixed line network at the Company’s gateway. At present, other than the Company and Indosat, PT Bakrie Telecom (“BT”) also operates a fixed wireless network in Indonesia. The fixed wireless interconnection between the Company and BT is currently based on the most recent interconnection agreement signed in 2005. Pursuant to the agreement, for interconnection of local calls, the operator of the network on which the calls terminate receives an agreed amount per minute. For local calls originating on BT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For SLJJ calls that originate on the Company’s fixed line network and terminate on BT’s network, BT receives an agreed amount per minute. In the reverse situation and for transit long-distance calls through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing long-distance tariff. In addition, BT is to receive a certain fixed amount for each minute of incoming and outgoing international calls to and from BT that transit through the Company’s fixed line network and use the Company’s IDD service and 25% of prevailing interconnection tariff of incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.

(ii).	Cellular interconnection

In respect of local interconnection calls, including transit calls, between a cellular network and the Company’s fixed line network, the Company receives 50% of the prevailing fixed-line usage tariff for local pulse. For local calls from the Company’s fixed line network to a cellular network, the Company charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge. For local calls between cellular telecommunications networks, the originating cellular operator pays the terminating cellular operator the airtime charges.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)
(ii).	Cellular interconnection (continued)

The current Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for long-distance calls which originate on the Company’s fixed line network, the Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 40% of the tariff in cases where the entire long-distance portion is carried by a cellular operator up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network. For long-distance calls that originate from a cellular subscriber, the Company and its subsidiaries are entitled to retain a portion of the prevailing long-distance tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits the Company’s fixed line network and terminates on another cellular subscriber with the entire long-distance portion carried by a cellular operator, up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network and terminates on the Company’s fixed line network.

(iii).	International interconnection

Interconnection on the Company’s domestic fixed line network for international calls consists of access charges and usage charges. The following table sets forth the current international interconnection tariff, effective as of December 1, 1998, for IDD calls which are routed through Indosat’s international gateways and which originate, transit or terminate on the Company’s domestic fixed line network and Telkomsel’s cellular network, pursuant to Ministerial Decree No. KM.37/1999:

Description	Tariff
Access charge	Rp850 / successful call
Usage charge	Rp550 / successful paid minute
In addition, since June 2004, the Company has provided IDD services. Currently, the Company’s IDD service can be accessed by subscribers of all telecommunication operators in Indonesia. Interconnection and access charges for originating calls using the Company’s IDD service or terminating incoming international calls routed through the Company’s international voice telecommunications gateway are negotiated with each respective domestic operator.

(iv).	Satellite phone interconnection

Since the fourth quarter of 2001, the Company has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection calls between the Company and PSN, the Company receives Rp.800 per minute for network charges and an additional Rp.300 per minute origination fee if the call originates from the Company’s fixed line network.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)

Based on Indonesian Telecommunications Regulatory Body (“Badan Regulasi Telekomunikasi Indonesia“ or “BRTI”) Letters No. 273/BRTI/XII/2006 dated December 6, 2006 about Reference Interconnection Offer (“RIO”) of the Company and No. 297/BRTI/XII/2006 dated December 21, 2006 about Implementation of Cost Based Interconnection, the Director General of Posts and Telecommunications, as Head of BRTI, affirmed the implementation of RIO of the Company as approved in Director General of Posts and Telecommunications Decree No. 279/DIRJEN/2006 dated August 4, 2006.

The implementation of the Company’s interconnection tariff starting January 1, 2007 based on Director General of Post and Telecommunications Decree No. 279/DIRJEN/2006 dated August 4, 2006. Based on Director General of Post and Telecommunications Decree No. 205/2008 dated April 11, 2008 about Agreement to RIO of the telecommunication network operator with operating revenue of 25% or more from the total revenue of all telecommunication operators in the service segmentation, shall be as follows:
(a)	Fixed line
1.	Local termination from local fixed line service tariff is Rp.73/minute.

2.	Local termination from domestic fixed line (local call) service tariff is Rp.73/minute.

3.	Local termination from domestic fixed line (long distance call) service tariff is Rp.203/minute.

4.	Long distance termination from domestic fixed line service tariff is Rp.560/minute.

5.	Local termination from cellular mobile network service tariff is Rp.203/minute.

6.	Local termination from satellite mobile network service tariff is Rp.204/minute.

7.	Long distance termination from cellular mobile network service tariff is Rp.626/minute.

8.	Long distance termination from satellite mobile network service tariff is Rp.613/minute.

9.	Domestic termination from international network service tariff is Rp.612/minute.

10.	International origination from domestic fixed line to fixed international network service provider tariff is Rp.612/minute.

11.	Local origination service for long distance call from domestic fixed line to SLJJ service provider tariff is Rp.203/minute

12.	Local transit service tariff is Rp.69/minute.

13.	Long distance transit service tariff is Rp.295/minute.

14.	International transit service tariff is Rp.316/minute.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)
(b)	Cellular
1.	Local termination from fixed line service tariff is Rp.261/minute.

2.	Long distance termination from fixed line service tariff is Rp.380/minute.

3.	Local termination from cellular mobile network service tariff is Rp.261/minute.

4.	Long distance termination from cellular mobile network service tariff is Rp.493/minute.

5.	Local termination from satellite network service tariff is Rp.261/minute.

6.	Long distance termination from satellite network service tariff is Rp.501/minute.

7.	Local termination from SLJJ service provider tariff is Rp.261/minute.

8.	Long distance termination from SLJJ service provider tariff is Rp.380/minute.

9.	International termination from IDD service provider tariff is Rp.498/minute.

10.	Local origination to SLJJ service provider tariff is Rp.261/minute.

11.	Long distance origination to SLJJ service provider tariff is Rp.380/minute.

12.	International origination to IDD service provider tariff is Rp.498/minute.
d.	VoIP interconnection tariff

Previously, the MoC Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. Currently, the MoCI has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.

e.	Network lease tariff

The Government regulated the form, type, and tariff structure and tariff formula for services of network lease through MoCI Decree No. 03/Per/M.KOMINFO/1/2007 dated January 26, 2007. Pursuant to the MoCI Decree, the Government released DGPT Decision Letter No. 115/Dirjen/2008 dated March 24, 2008 which stated the agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Procurement Procedure of Network Lease Service in 2008 is in conformity with the Company’s proposal. The minimum tariff for activation fee is Rp.2,400,000. The tariff for monthly usage for local (under 25 km) vary starting from Rp.1,750,000 up to Rp.88,650,000, depending on the speed and the tariff for monthly usage for long distance (over 25 km) starting from Rp.5,600,000 up to Rp.3,893,100,000 depending on the speed.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
f.	Public Phone Kiosk (“warung telekomunikasi” or “wartel”) Tariff

The MoC issued Decree No. KM. 46/2002 dated August 7, 2002 regarding the operation of phone kiosks as replaced by the MoCI Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006, which provided the Company the entitlement to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenues.

g.	Tariff for other devices

The tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

h.	USO

The MoCI issued Regulation No. 15/Per/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development.

Based on MoCI Decree No. 11/Per/M.KOMINFO/04/2007 dated April 13, 2007 which has amended by MoCI Decree No. 38/Per/M.KOMINFO/9/2007 dated September 20, 2007, it stipulate that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan which was established based on MoCI Decree No. 35/Per/M.KOMINFO/11/2006 dated November 30, 2006.

49.	COMMITMENTS
a.	Capital expenditures

As of June 30, 2008, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	6,016,003
U.S. Dollars	574	5,294,770
Euro	87	1,262,142

Total		12,572,915

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)

The above balance includes the following significant agreements:
(i)	Company

Outstanding
purchase
Contracting	Date of	Significant provisions of			commitment as of
parties	agreement	the agreement		Total contract value	June 30, 2008
Company and Huawei		Procurement and installation agreements for NSS, BSS and PDN FWA CDMA System Expansion Project in:

	January 6, 2006	a.	Divre I and IV, for a period of 3 years (2006-2008) with option to extend for another 2 years (2009-2010)	US$27.6 million and Rp.109,511 million (for the 3 years coverage) and US$12.3 million and Rp.39,972 million (for the 2 years extension)	US$9.3 million and Rp.7,269 million

			Service Level Agreement (“SLA”), whereby Huawei will provide service and maintenance support for 3 years (2006-2008) in relation to the construction above	Rp.10,450 million

	December 8, 2006	b.	Divre II (Jakarta)	US$25.3 million and Rp.131,045 million	US$13.5 million and Rp.68,435 million

			SLA whereby Huawei will provide service and maintenance support for 3 years (2006-2008) in relation to the above agreement	Rp.11,509 million

	December 8, 2006	c.	Divre III (West Java and Banten)	US$9.9 million and Rp.55,262 million	US$3.9 million and Rp.22,479 million

			SLA whereby Huawei will provide service and maintenance support for 3 years (2006-2008) in relation to the above agreement	Rp.4,217 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
Contracting	Date of	Significant provisions of			commitment as of
parties	agreement	the agreement		Total contract value	June 30, 2008
Company and Samsung Consortium		Procurement and installation agreements for NSS, BSS and PDN FWA CDMA System Expansion Project in:

	October 13, 2006	a.	Divre V (East Java)	US$59.9 million and Rp.94,759 million	US$35.1 million and Rp.88,063 million

			Samsung Consortium will provide service and maintenance support, pursuant to a SLA for period 3 years (2006-2008) in accordance with above agreement	Rp.29,998 million

	July 10, 2007	b.	Divre VII (Bali-Nusa Tenggara)	US$11.9 million and Rp.34,352 million	US$11.1 million and Rp.39,985 million

			Samsung Consortium will provide service and maintenance support, pursuant to a SLA for period 3 years (2007-2009) in accordance with above agreement	Rp.7,772 million

Company and ZTE Consortium	November 28, 2006	Procurement and Installation agreement for Expansion of NSS, BSS and PDN System in:

		a.	Divre VI (Kalimantan)	US$22.5 million and Rp.57,168 million	US$20.3 million and Rp.63,534 million

			SLA whereby ZTE will provide service and maintenance support for 3 years (2006-2008) in relation to the above agreement	Rp.8,925 million

	July 10, 2007	b.	Divre VII (Sulawesi, Maluku and Papua)	US$19.6 million and Rp.28,030 million	US$15.3 million and Rp.36,555 million

			SLA whereby ZTE will provide service and maintenance support for 3 years (2007-2009) in relation to above agreement	Rp.12,495 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
Contracting		Date of		Significant provisions of			commitment as of
parties		agreement		the agreement		Total contract value	June 30, 2008
Company and:				Procurement and installation agreement for Optical Access Network (“OAN”) for the following projects:

a.	Huawei Consortium (“Huawei”)	a.	November 30, 2006	a.	Project Batch III in Divre IV (Central Java and Daerah Istimewa Yogyakarta)	US$3.2 million and Rp.59,249 million	US$0.002 million and Rp.534 million

b.	Alcatel-Inti Consortium	b.	December 18, 2006	b.	Project Batch IV in Divre VI (Kalimantan)	US$3.9 million and Rp.62,633 million	US$0.5 million and Rp.3,130 million

Company and Opnet-Olexindo Consortium		December 29, 2006		Procurement and installation agreements Opnet-Olexindo for OAN Project Batch I in Divre I and III		US$3 million and Rp.59,310 million	US$0.08 million and Rp.1,004 million

Company and PT Infonet Telekomindo		July 13, 2007		Procurement and installation agreement for Fiber Optic Communication System Metro Junction Regional Expansion Batch 2		Rp.68,736 million	Rp.55,017 million

Company and Industri Telekomunikasi Indonesia		July 17, 2007		Procurement and installation agreement for Fiber Optic Communication System Metro Junction Regional Expansion Batch 1		Rp.60,128 million	Rp.1,463 million

Company and PT Abhitama Citra Abadi		November 9, 2007		Procurement and installation agreement for Metro Ethernet Batch 1		Rp.129,588 million	Rp.52,860 million

Company and PT Lintas Teknologi Indonesia		November 16, 2007		Procurement and installation agreements for OAN Project Batch II in Divre II		Rp.77,977 million	Rp.77,977 million

Company and PT Datacomm Diangraha		November 28, 2007		Procurement and installation agreement for Metro Ethernet Batch 2		Rp.116,915 million	Rp.5,894 million

Company and ZTE Consortium		February 29, 2008		Procurement and installation agreement for Speedy Access Batch 1		US$1.8 million and Rp.237,255 million	US$1.8 million and Rp.237,255 million

Company and NEC Corporation		March 3, 2008		Procurement and installation agreement for Batam Singapore Cable System (BSCS) Project		US$13.1 million	US$13.1 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel

The Telkomsel’s agreements with Motorola, Inc. and PT Motorola Indonesia, Ericsson AB and Ericsson Indonesia, Nokia Corporation and PT Nokia Network (“Nokia Network”), and Siemens AG since August 2004, relate to the maintenance and procurement of equipment and related services, involving:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
The agreements contain list of charges to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the rollout period upon the issue of Purchase Orders (“PO”).

The agreements are valid and effective as of the execution date by the respective parties for a period of three years, provided that the suppliers are able to meet the requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with prior written notice.

In accordance with the agreements, the parties also agreed that the charges specified in the price list would apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the effective date, except for those acquired from Siemens under TSA relating to equipment and maintenance of Telkomsel’s Switching Sub System (“SSS”) and BSS that were acquired between July 1, 2004 and the effective date. Prices are subject to quarterly reviews.

In August 2007, due to the expiration of the above agreements, based on letters from Ericsson AB and Ericsson Indonesia and Nokia Siemens Networks (which currently represents Nokia Corporation, Nokia Network and Siemens AG), those companies agreed to:
•	extend the above agreements until new agreements were made between Telkomsel and these other companies, and

•	prior to the effective date of new agreements, retroactively apply prices under the new agreements (retroactive price adjustment) to PO for the procurement of BSS equipment and services issued by Telkomsel after July 1, 2007 using the previous price list (Note 11d.iii).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel (continued)

Subsequently, on April 17, 2008, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Network Oy and Nokia Siemens Network Gmbh & Co. KG signed Combined 2G and 3G CS Core Network Rollout Agreements. The Agreements are valid until the later of:
•	three years after the effective date (April 17, 2008, except for certain POs issued in August 2007 which commenced on August 15, 2007), or

•	the date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the three years period.
For the purpose of providing telecommunication services with 3rd Generation technology, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and Nokia Networks, Ericsson AB and Ericsson Indonesia, and Siemens Networks GmbH & Co.KG for network construction (Rollout Agreement) and Nokia Networks, Ericsson Indonesia and Siemens Networks GmbH & Co.KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 or the date on which the last PO terminates under the agreements or expires in respect of any PO issued prior to December 31, 2008, providing that the suppliers are able to meet the requirements set out in each PO.
b.	Borrowings and other credit facilities
(i)	The Company has a US$3 million bond and bank guarantee, standby letter of credit facility and foreign exchange facility with SCB, Jakarta. The facilities expire in July 2008. Under these facilities, as of June 30, 2008, the Company has issued bank guarantee of Rp.20,000 million (equivalent to US$2.17 million) for a 3G performance bond (Note 49c.ii). Borrowings under the facilities bear interest at Singapore Interbank Offered Rate (“SIBOR”) plus 1% per annum (US$) except a borrowing under the import facility which bears interest at SIBOR plus 1.25% per annum (US$), and at a rate equal to the three-month SBI plus 1.25% per annum (Rupiah). As of June 30, 2007 and 2008, there were no outstanding loans under these facilities.

(ii)	Telkomsel has not provided any collateral for its bank borrowings, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include inter alia, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facilities. The terms of the relevant agreements also contain default and cross default clauses. Telkomsel’s management is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
c.	Others
(i)	Employee benefits

On March 24, 2006, Telkomsel and its Labour Union (Serikat Pekerja Telkomsel) signed a collective labour agreement (“Perjanjian Kerja Bersama” or “PKB”) which is valid until March 23, 2008. The agreement was extended on May 26, 2008 which is valid until May 25, 2010. Based on the agreement, Telkomsel shall provide long service leave and post retirement insurance to its employees. These benefits are subject to further agreement between Telkomsel and Labour Union which has not been made until the date the consolidated financial statements. Therefore, it is not possible to determine the amount of the benefits as of June 30, 2008.

(ii)	3G license

With reference to the Decision Letter No. 07/Per/M.KOMINFO/2/2006 of the MoCI, as one of the successful bidders, Telkomsel amongst other commitments, is required to:
1.	Pay annual BHP fee which is determined based on a certain formula over license term (10 years). The BHP for the first and second year were paid in March 2006 and 2007, respectively. The commitments as of June 30, 2008 arising from the BHP up to the expiry period of the license using the formula set forth in the Decision Letter are as follows:

Radio Frequency
Year	BI Rates (%)	Index (multiplier)	Usage Tariff
1	—	—	20% x HL
2	R1	I1 = (1 + R1)	40% x I1 x HL
3	R2	I2 = I1(1 + R2)	60% x I2 x HL
4	R3	I3 = I2(1 + R3)	100% x I3 x HL
5	R4	I4 = I3(1 + R4)	130% x I4 x HL
6	R5	I5 = I4(1 + R5)	130% x I5 x HL
7	R6	I6 = I5(1 + R6)	130% x I6 x HL
8	R7	I7 = I6(1 + R7)	130% x I7 x HL
9	R8	I8 = I7(1 + R8)	130% x I8 x HL
10	R9	I9 = I8(1 + R9)	130% x I9 x HL

Notes :

Ri	= average Bank Indonesia rate from previous year

HL (auction price)	= Rp.160,000 million

Index	= adjustment to the bidding price for respective year
The BHP is payable upon receipt of “Surat Pemberitahuan Pembayaran” (notification letter) from the DGPT.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	COMMITMENTS (continued)
c.	Others (continued)
(ii)	3G license (continued)
2.	Provide roaming access for the existing 3G operators.

3.	Contribute to USO development.

4.	Construct a 3G network which covers at least the following provinces:

Minimum number
Year	of provinces
1	2
2	5
3	8
4	10
5	12
6	14
5.	Issue a performance bond each year amounting to Rp.20,000 million or 5% of the annual fee to be paid for the subsequent year, whichever is higher. This performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned Decision Letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.
(iii)	Asia-America Gateway Consortium (“AAG”)

On April 27, 2007, the Company became a member of AAG consortium, an undersea cable consortium with 19 companies, by signing a C&MA and an AAG Cable Network Supply Contract and paid US$40 million. Through the AAG Consortium, the Company will acquire 40 Gbps international bandwith at the end of 2008 in the AAG configuration that will be laid from Malaysia to the United States. As of June 30, 2008, the Company has paid US$23,148 million (equivalent to Rp.213,997 million) and recorded as advances for the purchase of property, plant and equipment (Note 13).

(iv)	Palapa Ring Consortium

On November 10, 2007, the Company entered into a C&MA with five other companies for Palapa Ring Consortium. This consortium was formed to build optical fiber network in 32 cities in Eastern Indonesia with total investment of Rp.2,070,336 million. The Company will obtain 4 lambda bandwidth of total capacity of 8.44 lambdas from this consortium (Note 15).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	CONTINGENCIES
a.	In the ordinary course of business, the Company and its subsidiaries have been named as defendant in various legal actions in relation with land disputes, other disputes involving premium call billings and telecommunication billings. Based on management’s estimate of the probable outcomes of these matters, the Company and its subsidiaries have accrued Rp.33,958 million as of June 30, 2008.

b.	In December 2005, the West Java Police Department initiated investigations related to an alleged violation of Anti-Corruption Law, in particular the provision of interconnection services to Napsindo, the Company’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff for the Company’s network for the provision of illegal VoIP services, and misuse of authority in procuring telecommunication equipment. It is also understood that one of the investigations related to the Company’s guarantee of a bank loan obtained by Napsindo. During the investigation, former Directors and employees of the Company were held in custody by the West Java Police Department for further investigation. On May 10, 2006, such individuals were released from police custody after the expiration of the maximum period of 120 days allowed for police custody of suspect for investigation purposes. As of June 30, 2007 and 2008, the police have not found sufficient evidence to properly transfer the case to the High Attorney Office for indictment.

c.	A former Director of Human Resources and an employee of the Company were indicted under the Anti-Corruption Law in Bandung District Court relating to allegations of misuse of authority in procuring consultancy services resulting to a loss of Rp.789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term and gave Rp.50 million penalty. The defendants have filed and appeal to the West Java High Court, objecting to the District Court ruling. On October 3, 2007, West Java High Court found the defendants not guilty. The Attorney has filed an appeal to Indonesian Supreme Court objecting to the High Court’s ruling. As of the issuance date of the consolidated financial statements, no decision has been reach on the appeal.

d.	On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII. On January 29, 2008, the Makassar District Court found the defendant not guilty. The Attorney has filed an appeal to Indonesian Supreme Court objecting the District Court ruling. On March 3, 2008, Denpasar District Court fount the defendants guilty and sentenced each defendant to a one-year six-month prison term and a one year prison term and gave Rp.50 million penalty. The defendants have filed an appeal to the Bali High Court objecting to the District Court ruling. As of the issuance date of the consolidated financial statements, no decision has been reach on the appeal.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	CONTINGENCIES (continued)
e.	The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) on its letter dated December 5, 2007, notified Telkomsel that based on its investigation of case No. 07/KPPU-L/2007 dated November 19, 2007, according to the applied provisions regarding allegation of violating Law No. 5/1999, “Prohibition of Monopolistic Practice and Unfair Business Competition” (the “Law”), related to a cross-ownership by Temasek Holdings and monopoly practices by Telkomsel, it had decided that, among others things :
•	Telkomsel had violated article 17.1 of the Law,

•	Telkomsel had not been proven to violate article No. 25.1 of the Law,

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership either in Indosat or Telkomsel with the following conditions:
▪	Maximum 5% of total shares for each buyer,

▪	The buyer is not associated with Temasek Holdings.
•	Telkomsel was to be charged a penalty of Rp25,000 million and instructed Telkomsel to discontinue the imposition of high tariffs and reduce its tariffs by at least 15%.
On December 19, 2007, Telkomsel’s management filed an objection with the Court. On May 9, 2008 the court has pronounced its verdict and concluded among other things:
•	Telkomsel had violated article 17.1 of the Law,

•	Telkomsel had not been proven to violate article 25.1.b of the Law,

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership in either Indosat or Telkomsel or to decrease its ownership by 50% in each of those companies within twelve months from the date of the decision become final and legally binding at the following conditions:
▪	Maximum 10% of total shares for each buyer,

▪	The buyer is not associated with Temasek Holdings.
•	Telkomsel was charged a penalty of Rp.15 billion,

•	The court revoked the decision of KPPU on the instruction to reduce the tariffs because KPPU did not have the authority to determine the tariffs.
On May 22, 2008, Telkomsel has filed an appeal to Indonesian Supreme Court. As of the issuance date of the consolidated financial statements, no decision has been reach on the appeal.

f.	Certain subscribers of Telkomsel and Indosat which are domiciled in Bekasi and Tangerang and subscribers of PT Excelcomindo Pratama (“Excelcomindo”) which are domiciled in Tangerang, represented by the law firms, have filed class-action lawsuits with the courts against Telkomsel, the Company, Indosat, the Government, Temasek Holdings and certain of its affiliated companies (“Parties”). The Parties are alleged to have had excessive price practices that potentially could have adversely affected those subscribers.

As of the issuance date of the consolidated financial statements, certain of the lawsuits are still being processed by the courts (Note 52a). The Telkomsel’s management believes that Telkomsel has applied tariffs in accordance with prevailing regulations, accordingly, such allegation has no strong basis.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	CONTINGENCIES (continued)
g.	The Company, Telkomsel and seven other local operators are being investigated by the KPPU for allegation of SMS cartel practices. As a result of the investigations, KPPU found that the Company, Telkomsel and certain other local operators had proven to violate Law No. 5/1999 article 55 and gave the Company and Telkomsel Rp.18,000 million penalty and Rp.25,000 million penalty, respectively. The Company and Telkomsel are in the process of defending the cases (Note 51c).
For the matters and cases stated above, the Company and its subsidiaries do not believe that any subsequent investigation or court decision will have significant financial impact to the Company and its subsidiaries.

51.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2007		2008
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Assets
Cash and cash equivalents
U.S. Dollars	189.98	1,718,333	129.16	1,190,947
Euro	74.70	909,541	53.63	781,006
Singapore Dollars	—	—	0.24	1,591
Japanese Yen	2.10	155	3.15	276
Malaysian Ringgit	—	—	0.03	96
Temporary investments
U.S. Dollars	—	—	8.64	79,617
Japanese Yen	—	—	220.04	19,276
Trade receivables
Related parties
U.S. Dollars	9.15	82,384	2.00	18,415
Third parties
U.S. Dollars	44.52	408,336	38.59	355,791
Other receivables
Great Britain Pound sterling	—	—	0.01	227
Euro	—	—	0.01	93
U.S. Dollars	0.37	3,390	—	1
Other current assets
U.S. Dollars	0.09	834	5.39	49,642
Euro	—	484	0.02	356
Advances and other non-current assets
U.S. Dollars	0.76	6,905	13.70	126,231
Euro	—	19,052	—	—
Escrow accounts
U.S. Dollars	—	—	4.51	41,571

Total assets		3,149,414		2,665,136

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2007		2008
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Liabilities
Trade payables
Related parties
U.S. Dollars	5.47	49,483	5.72	52,794
Singapore Dollars	—	20	0.01	72
Euro	—	9,607	—	8
Third parties
U.S. Dollars	172.74	1,563,333	173.42	1,599,758
Euro	83.38	1,016,001	87.90	1,280,075
Singapore Dollars	1.04	6,164	0.87	5,906
Great Britain Pound sterling	—	123	0.04	729
Japanese Yen	—	—	0.51	45
Other payables
U.S. Dollars	—	—	1.46	13,482
Singapore Dollars	—	—	—	11
Great Britain Pound sterling	—	—	—	2
Accrued expenses
U.S. Dollars	149.40	1,352,093	51.17	472,048
Euro	80.68	983,116	29.81	434,154
Japanese Yen	48.46	3,553	45.20	3,965
Singapore Dollars	0.43	2,549	0.10	699
Great Britain Pound sterling	—	824	—	—
Advances from customers and suppliers
U.S. Dollars	0.27	2,439	1.56	14,431
Current maturities of long-term liabilities
U.S. Dollars	143.80	1,301,400	122.44	1,129,552
Japanese Yen	1,142.91	83,787	767.90	67,360
Euro	14.68	178,478	—	—
Long-term liabilities
U.S. Dollars	450.79	4,079,671	327.75	3,023,510
Japanese Yen	12,670.31	928,860	11,902.41	1,044,080

Total liabilities		11,561,501		9,142,681

Net liabilities		(8,412,087)		(6,477,545)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)
The Company and its subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

The Company and its subsidiaries’ overall risk management programs focus on the unpredictability of financial markets and seek to minimize potential adverse effects on the financial performance of the Company and its subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months.

52.	SUBSEQUENT EVENTS
a.	On July 8, 2008, class-action lawsuits with the Bekasi District Courts against Telkomsel by certain subscribers has been revoked and the case is closed (Note 50f).

b.	On July 9, 2008, Balikpapan and its surrounding, area of Divre VI Kalimantan were covered by flood where an insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the flood have been re-operated gradually since July 2008.

c.	On July 11, 2008, pursuant to the decision of KPPU dated June 17, 2008 (Note 50g), Telkomsel has filed an objection with the Court.

d.	On July 14, 2008, Telkomsel signed a medium-term facility loan agreements with BNI and BCA for loan facilities of Rp.2,000,000 million and Rp.1,000,000 million, respectively. The loans bear a floating interest rate of one-month JIBOR plus 1.5% per annum. On July 21, 2008, the loan has been fully drawn-down.

e.	On July 17, 2008, based on notarial deed No. 6 of Wahyu Nurani, S.H. dated July 3, 2008, Metra entered into a Commitment of Sales and Purchase of Shares Agreement (“Perjanjian Pengikatan Jual Beli Saham” or PPJB) to purchase 6,000,000 Indonusa’s shares or equivalent to 1.25% of Indonusa’s total ownership with transaction value amounted to Rp.6,600 million from PT Datakom Asia.

f.	On July 21, 2008, Telkomsel decided to distribute a portion of the 2007 cash dividends of Rp.7,935,225 million to the Telkomsel’s stockholders.

g.	On July 28, 2008, Telkomsel signed a medium-term facility loan agreement with BRI for loan facility of Rp.1,000,000 million. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum. The loan is expected to be drawn-down on August 4, 2008.

h.	On July 29, 2008, the Company signed a long-term facility loan agreement with BNI, BRI and Bank Jabar syndicate for loan facilities of Rp.2,400,000 million. The loans bear a floating interest rate of three-month JIBOR plus 1.2% per annum.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA
The recent accounting pronouncement in Indonesia that relevant to the Company and its subsidiaries are as follow:
(i)	PSAK 13 (Revised 2007), “Investment Property”

In May 2007, the DSAK issued PSAK 13 (Revised 2007), “Investment Property” which replaces PSAK 13, “Accounting for Investment”. PSAK 13 (Revised 2007) provides guidance on recognition, measurement at recognition, measurement after recognition, transfer, disposal and financial statement disclosures regarding investment property. PSAK 13 (Revised 2007) provides two measurement alternatives, the cost model and fair value model which shall be consistently applied. PSAK 13 (Revised 2007) shall be effective after January 1, 2008. The Company and its subsidiaries have decided to use cost model to measure investment property.

(ii)	PSAK 16 (Revised 2007), “Property, Plant and Equipment”

In May 2007, the DSAK issued PSAK 16 (Revised 2007), “Property, Plant and Equipment” which replaces PSAK 16, “Fixed Assets and Other Assets”. PSAK 16 (Revised 2007) provides guidance on recognition, measurement at recognition, measurement after recognition, derecognition and financial statement disclosures requirements. PSAK 16 (Revised 2007) provides two measurement alternatives, the cost model and revaluation model which shall be consistently applied. PSAK 16 (Revised 2007) shall be effective after January 1, 2008. The Company and its subsidiaries have decided to use cost model to measure property, plant and equipment (Note 2k).

(iii)	PSAK 30 (Revised 2007), “Leases”

In June 2007, the DSAK issued PSAK 30 (Revised 2007), “Leases” which replaces PSAK 30, “Accounting for Leases”. PSAK 30 (Revised 2007) provides guidance on how to classify leases into operating lease and capital lease. PSAK 30 (Revised 2007) also provides guidance on how to record and disclose operating and capital lease transactions in the financial statements of lessors and lessees. PSAK 30 (Revised 2007) shall be effective after January 1, 2008. The Company and its subsidiaries have decided to apply PSAK 30 (Revised 2007) prospectively.

The application of PSAK 30 (Revised 2007) change the guidance used to classify lease into operating lease and capital lease. Due to prospective application of PSAK 30 (Revised 2007), the balance of any pre-existing capital lease is deemed to have been properly determined by the Company and its subsidiaries. In relation with the prospective implementation of PSAK 30 (Revised 2007), since January 1, 2008, lease transaction that meets the requirement stated in PSAK 30 (Revised 2007) paragraph 10 and 44, will be treated as capital lease by recognizing assets and corresponding liabilities. The Company and its subsidiaries are currently assessing the impact of the application of PSAK 30 (Revised 2007) on the consolidated financial statements. The Company and its subsidiaries are currently assessing the impact of the application of PSAK 30 (Revised 2007) on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.	ACCOUNTS RECLASSIFICATION
Certain accounts in the consolidated financial statement for the six months period ended June 30, 2007 has been reclassified to conform with the presentation of accounts of the consolidated financial statement for the six months period ended June 30, 2008, as follows:

	Before		After
	reclassification	Reclassification	reclassification

Consolidated balance sheet:
Accrued long service awards	234,568	(163,893)	70,675
Accrued pension and other post-retirement benefits costs	917,110	163,893	1,081,003

Consolidated income statement:
Interconnection revenues	5,802,820	(1,281,828)	4,520,992
Interconnection expenses	(1,281,828)	1,281,828	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with Indonesian GAAP, which differ in certain significant respects from U.S. GAAP. A description of the differences and their effects on net income and stockholders’ equity are set forth below:
(1)	Description of differences between Indonesian GAAP and U.S. GAAP
a.	Voluntary termination benefits

Under Indonesian GAAP, voluntary termination benefits are recognized as liabilities when the Company is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.

Under U.S. GAAP, voluntary termination benefits liabilities are recognized only when the employees have accepted the offer and the related amount can be reasonably estimated.
b.	Foreign exchange differences capitalized to assets under construction

Under Indonesian GAAP, foreign exchange gains and losses resulting from borrowings used to finance the construction of the qualifying assets are capitalized as part of the cost of the qualifying assets. Capitalization of foreign exchange gains and losses ceases when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange gains and losses are credited and charged to the consolidated statement of income as incurred.
c.	Embedded derivative instrument

The Company and its subsidiaries entered into contracts with their vendors which require payments denominated in various currencies other than functional currencies of both parties.

Under Indonesian GAAP, contracts which require payments denominated in foreign currencies other than functional currencies of a party or substantial party to the contracts are not presumed to contain embedded foreign currency derivative instruments if the currencies are commonly used in local business transactions.

Under U.S. GAAP, the contracts do not qualify for such exception unless they are routinely denominated in a currency commonly used in international commerce. Hence, the foreign currency derivative instruments shall be separated from the host contract and accounted for as embedded foreign currency derivative instruments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
d.	Interest capitalized on assets under construction

Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a minimum of 12 months to get ready for their intended use or sale. To the extent that funds are borrowed specifically to finance the construction of a qualifying asset, the amount of the interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

Under U.S. GAAP, there is no minimum limit (i.e. a minimum 12-month construction period requirement) on the length of the construction period in which the interest cost could be capitalized. The amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the construction periods that theoretically could have been avoided if expenditures for the assets had not been made. The interest cost need not arise from borrowings specifically made to acquire the qualifying assets. The amount capitalized in a period is determined by applying an interest rate to the average amount of accumulated expenditures for the assets during the period. Interest income arising from any unused borrowings is recognized directly as income in the consolidated statement of income.
e.	RSA

Under Indonesian GAAP, property, plant and equipment built by an investor under RSA are recognized as property, plant and equipment under RSA in the accounting records of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned, net of amounts due to the investors.

Under U.S. GAAP, the RSA are recorded in a manner similar to capital leases where the property, plant and equipment and obligation under RSA are reflected on the consolidated balance sheet. All the revenues generated from the RSA are recorded as a component of operating revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as interest expense with the balance treated as a reduction of the obligation under RSA.
f.	Employee benefits

The Company and its subsidiaries adopted PSAK 24 (Revised 2004) in accounting for the costs of pension benefit, post-retirement health care benefit and other post-retirement benefits for Indonesian GAAP purposes.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
f.	Employee benefits (continued)

The differences between the accounting for the pension benefits, post-retirement health care benefits and other post-retirement benefits under Indonesian GAAP and U.S. GAAP are as follows:
i.	Prior service cost

Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized on a straight-line basis over the average period until the benefits become vested. The amortized amount is recorded as a component of net periodic benefit cost for the year.

Under U.S. GAAP, the prior service cost (vested and non-vested benefits) is deferred and amortized systematically over the estimated remaining service periods for active employees and the recognized amount is recorded in the consolidated statement of income.

ii.	Transition obligations relating to pension and post-retirement healthcare benefits

Under Indonesian GAAP, the transition obligations were recognized on January 1, 2004, the date PSAK 24 (Revised 2004) was adopted.

Under U.S. GAAP, the transition obligations arising from the adoption of SFAS 87 “Employers’ Accounting for Pensions” on January 1, 1992 and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” on January 1, 1995, were deferred and amortized systematically over the estimated remaining service periods for active employees and 20 years, respectively. In addition, different adoption dates resulted in significant difference in cumulative unrecognized actuarial gains and losses.

iii.	Minimum liability

Under Indonesian GAAP, recognition of a minimum liability for the pension plans is not required.

Under U.S. GAAP, up to December 31, 2005 the Company and its subsidiaries recognized an additional minimum liability when the accumulated benefits obligation exceeded the fair value of the plan assets with the equal amount recognized as an intangible asset, provided that the asset recognized did not exceed the amount of unrecognized prior service costs. If the additional liability required to be recognized exceeds unrecognized prior service costs, the excess was reported in accumulated other comprehensive income, net of tax.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
f.	Employee benefits (continued)

In September 2006, the Financial Accounting Standard Board (“FASB”) issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statement No. 87, 88, 106 and 132R”. The requirements of SFAS 158 to recognize the funded status and to provide the required disclosures are effective for fiscal year ending after December 15, 2006. The Company and its subsidiaries have adopted the above recognition and disclosure requirements of SFAS 158 from the year ended December 31, 2006.

SFAS 158 does not change the determination of net periodic benefit pension costs under SFAS 87, SFAS 106 and SFAS 112. The impacts of the adoption of SFAS 158 are as follows:
i.	The Company and its subsidiaries no longer report the additional minimum liability and any corresponding intangible asset for the unfunded pension obligation as the funded status for unfunded or underfunded benefit plans is now fully recognized as net pension liability on the balance sheets. This is similar to the Indonesian GAAP requirements.

ii.	On adoption of SFAS 158, the unrecognized actuarial losses, prior service costs, and transition obligations were recognized, net of tax, in the accumulated other comprehensive income balance. These will continue to be amortized and reported as a component of net periodic benefit costs in the consolidated statements of income in accordance with the requirements of SFAS 87, SFAS 106 and SFAS 112.
g.	Equity in net income or loss of associated companies

The Company and its subsidiaries record their equity in net income or loss of their associated companies based on the associated companies’ financial statements that have been prepared under Indonesian GAAP.

For U.S. GAAP reporting purposes, the Company and its subsidiaries recognize the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss and other comprehensive income or loss of the associated companies.

h.	Land rights

In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5/1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradable and may be pledged as collateral for borrowing agreements.

Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

Under U.S. GAAP, the cost of land rights is amortized over the economic useful life or the contractual period of the land rights, which ranges from 20 to 30 years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
i.	Revenue recognition

Under Indonesian GAAP, fees from connection of mobile cellular and fixed wireless services are recognized as revenues when connection takes place (for postpaid service). Sales of starter packs are recognized as revenues upon delivery to distributors, dealers, or customers (for pre-paid services). Installation fees for wireline services are recognized at the time of installation. Revenues from calling cards are recognized when the Company sells the cards.

Under U.S. GAAP, revenues from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized as income over the expected term of the customer relationships. Revenues from calling cards are recognized upon usage or expiration.

j.	Amortization of goodwill

Under Indonesian GAAP, goodwill is amortized over its useful life but not exceeding 20 years.

Under U.S. GAAP, goodwill is not amortized but rather subjected to test for impairment.

k.	Capital leases

Under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and the related interest, and (c) there is a minimum lease period of 2 years.

Under U.S. GAAP, a leased asset is capitalized when any one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term, (b) the lease contains a bargain purchase option, (c) the lease term is for 75% or more of the economic life of the asset, and (d) the net present value of the minimum lease payments amounts to at least 90% of the fair value of the asset.

In June 2007, the DSAK issued PSAK 30 (Revised 2007), “Leases” which replaced PSAK 30, “Accounting for Lease”. The prospective application of PSAK 30 (Revised 2007) by the Company and its subsidiaries results no difference between Indonesian GAAP and U.S. GAAP on all lease contracts with the inception date on and after January 1, 2008.

l.	Acquisition of Dayamitra

On May 17, 2001 the Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the remaining 9.68% interest at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell its 9.68% interest to the Company under those same terms. Therefore, the fixed price of the call equaled the fixed price of the put option.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
l.	Acquisition of Dayamitra (continued)

Under U.S. GAAP, the Company accounted for the option contracts on a combined basis together with the minority interest and as a financing arrangement for the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense since May 17, 2001.

On December 14, 2004, the Company exercised the call option to acquire the 9.68% interest in Dayamitra.

Under Indonesian GAAP, prior to December 14, 2004, the Company accounted for the remaining 9.68% interest in Dayamitra as minority interest. In addition, the option price paid by the Company was presented as “Advance payments for investments in shares of stock.” The Company started consolidating the remaining 9.68% interest in Dayamitra only on December 14, 2004 following the exercise of the option.

The difference in the timing of the recognition of the 9.68% ownership interest gives rise to differences in the timing and amounts of the purchase consideration recognized under Indonesian GAAP and U.S. GAAP.

m.	Asset retirement obligations

Prior to 2008, under Indonesian GAAP, costs associated with the retirement of long-lived assets that the Company and its subsidiaries must cover by law as a result from the acquisition, construction, development and/or the normal operation of long-lived assets, are charged to the consolidated statement of income as incurred.

Effective from January 1, 2008, the obligations are capitalized as cost related long-lived assets and depreciated over the useful lives of the assets. The treatment should be applied retroactively. However, due to the impact to prior periods is insignificant, the cumulative effect is charged to 2008.

Under U.S. GAAP, the estimated fair value of such obligation is accrued at the time of the acquisition with an equal amount capitalized to the related long-lived assets and depreciated over the useful lives of the assets. The Company and its subsidiaries identified their asset retirement obligations by reviewing their contractual agreements to determine whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute and ordinance, or by legal construction of a contract under the doctrine of promissory estoppel. A present value technique is used to estimate the fair value of the obligations. The cash flows used in the estimates of fair value have incorporated the assumptions relating to the timing and the amount of the possible cash flows. Accretion expense resulting from the passage of time is recognized in the consolidated statement of income. In subsequent periods, changes resulting from the revisions to the timing and the amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in (a) the carrying amount of the liability, and (b) the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
n.	Deferred taxes

Under Indonesian GAAP, the Company and its subsidiaries do not recognize deferred taxes on temporary differences between the carrying amounts and the tax bases of their equity method investments when it is not probable that these differences will reverse in the foreseeable future. For financial reporting purposes, deferred tax assets and liabilities are presented as non-current accounts.

Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the carrying amounts and the tax bases of equity method investments. For financial reporting purposes, deferred tax assets and liabilities are presented either as current or non-current accounts based on the expected realization of the related assets or liabilities.

o.	Impairment of assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of a fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on its quoted market price in an active market or its discounted estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.

p.	Gains (losses) on disposals of property, plant and equipment

Under Indonesian GAAP, the Company and its subsidiaries classify the gains (losses) on disposals of property, plant and equipment as component of other income (expense) which are excluded from determination of operating income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
p.	Gains (losses) on disposals of property, plant and equipment (continued)

Under U.S. GAAP, the gains (losses) on disposals of property, plant and equipment are classified as component of operating expenses and hence included in the determination of operating income. For the six months period ended June 30, 2007 and 2008, the operating income would have been (lower) higher by Rp.13,051 million and (Rp.29,052 million), respectively, and other (expenses) income would have been lower (higher) by the same amounts due to the inclusion of the (losses) gains on disposals of property, plant and equipment in the determination of operating income.

q.	Reclassification of difference in value of restructuring transactions and other transactions between entities under common control

Under Indonesian GAAP, the Company is required to reclassify the difference in value of restructuring transactions and other transactions between entities under common control as of January 1, 2005 as a direct adjustment to retained earnings when the common control relationship between the transacting parties no longer existed as of January 1, 2005.

Under U.S. GAAP, the difference in value of restructuring transactions between entities under common control remains in stockholders’ equity indefinitely as part of the additional paid-in capital.

r.	Available-for-sale securities

Under Indonesian GAAP, available-for-sale securities are carried at fair values and changes in fair values are recognized in “Unrealized holding gain (loss) on available-for-sale securities” under stockholders’ equity section.

Under U.S. GAAP, available-for-sale securities are carried at fair values and any unrealized gains or losses are reported as a component of accumulated other comprehensive income under stockholders’ equity section.

s.	Cumulative translation adjustments

Under Indonesian GAAP, investments in foreign companies using the equity method are reported by translating the assets and the liabilities of these companies as of the balance sheet date using the rate of exchange prevailing at that date. Revenues and expenses are translated using the exchange rates at the date of transaction or the average exchange rate for the year for practical reasons. The resulting translation adjustments are reported as part of “Translation Adjustments” in the stockholders’ equity section.

Under U.S. GAAP, the resulting translation adjustments are reported in accumulated other comprehensive income under stockholders’ equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
t.	Amendment and restatement of the KSO VII

The Company has accounted for the amendment and restatement of the KSO VII agreement as a business combination using the purchase method of accounting.

Under Indonesian GAAP, the fair value of the unearned income relating to the RSA was deemed to be equal to the fair value of the property, plant and equipment under those RSA based on the accounting treatment of RSA under Indonesian GAAP.

Under U.S. GAAP, the fair value of the obligation under the RSA has been determined to be Rp.473,754 million based on the present value of the estimated future payments to BSI’s business partners under the RSA.

Under Indonesian GAAP, the excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill. After assigning the purchase consideration to all other identifiable assets and liabilities, the remaining residual amount was allocated to the intangible asset representing the right to operate the business in the KSO VII area, to be amortized over the remaining KSO VII term of 4.3 years. As a result, there was no goodwill recognized under Indonesian GAAP.

For U.S. GAAP reporting purposes, the right to operate the KSO VII operation represented a reacquired right and was recognized by the Company as a separate intangible asset under Emerging Issues Task Force (“EITF”) 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination”. The intangible asset was directly valued to determine its fair value in accordance with the requirements in EITF Topic No. D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill”. The excess of the purchase consideration over the net of the amounts assigned to assets acquired and liabilities assumed of Rp.61,386 million was recognized as goodwill.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(2) a.	The significant adjustments to the consolidated net income for the six months period ended June 30, 2007 and 2008 which would be required if U.S. GAAP have been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note	2007	2008
Net income according to the consolidated statements of income prepared under Indonesian GAAP		6,624,923	6,297,610

U.S. GAAP adjustments — increase (decrease) due to:
Voluntary termination benefits	(a)	(1,461,149)	—
Capitalization of foreign exchange differences — net of related depreciation	(b)	38,337	36,707
Foreign exchange gain — net of related depreciation on contracts containing embedded foreign currency derivative instrument	(c)	—	(7,114)
Interest capitalized on assets under construction — net of related depreciation	(d)	39,603	11,031
RSA	(e)	73,320	98,371
Pension and other post-retirement benefits	(f)	(61,718)	(46,762)
Post-retirement health care	(f)	(49,247)	(47,180)
Equity in net loss of associated companies	(g)	(160)	(163)
Amortization of land rights	(h)	(9,458)	(15,483)
Revenue recognition	(i)	19,146	22,910
Capital leases	(k)	(14,710)	(35,450)
Adjustment for consolidation of Dayamitra	(l)	5,694	5,694
Assets retirement obligations	(m)	(5,593)	25,735
Amendment and restatement of the KSO VII	(t)	8,134	8,134

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(2) a.	(continued)

	Note	2007	2008
Deferred income tax:
Deferred income tax on equity method investments	(n)	(1,539)	1,049
Deferred income tax effect on U.S. GAAP adjustments		359,424	(31,396)

		(1,059,916)	26,083
Minority interest		(8,127)	(9,148)

Net adjustments		(1,068,043)	16,935

Net income in accordance with U.S. GAAP		5,556,880	6,314,545

Net income per share in accordance with U.S.GAAP — in full Rupiah amount		278.05	318.68

Net income per ADS in accordance with U.S.GAAP — in full Rupiah amount (40 Series B shares per ADS)		11,121.87	12,747.37

b.	The significant adjustments to the consolidated stockholders’ equity as of June 30, 2007 and 2008 which would be required if U.S. GAAP have been applied, instead of Indonesian GAAP, in the consolidated financial statements, are set forth below:

	Note	2007	2008
Stockholders’ equity according to the consolidated balance sheets prepared under Indonesian GAAP		28,737,189	30,386,225

U.S. GAAP adjustments — (decrease) increase due to:
Capitalization of foreign exchange differences — net of related depreciation	(b)	(354,361)	(273,715)
Foreign exchange gain — net of related depreciation, on contracts containing embedded foreign currency derivative instrument	(c)	—	50,042
Interest capitalized on assets under construction — net of related depreciation	(d)	265,976	293,466
RSA	(e)	(91,287)	208,679
Pension and other post-retirement benefits	(f)	(203,023)	(869,267)
Post-retirement health care	(f)	(1,731,801)	(2,681,258)
Equity in net loss of associated companies	(g)	(19,005)	(19,332)
Amortization of land rights	(h)	(110,405)	(136,911)
Revenue recognition	(i)	(694,745)	(647,038)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(2) b.	(continued)

	Note	2007	2008
Amortization of goodwill	(j)	93,936	93,936
Capital leases	(k)	(72,125)	(124,854)
Adjustment for consolidation of Dayamitra	(l)	(39,823)	(28,436)
Assets retirement obligations	(m)	(19,391)	—
Amendment and restatement of the KSO VII	(t)	12,613	28,470

Deferred income tax:
Deferred income tax on equity method investments	(n)	37,484	36,941
Deferred income tax effect on U.S. GAAP adjustments		257,555	447,812

		(2,668,402)	(3,621,465)
Minority interest		56,173	(28,118)

Net adjustments		(2,612,229)	(3,649,583)

Stockholders’ equity in accordance with U.S. GAAP		26,124,960	26,736,642

c.	The changes in the stockholders’ equity in accordance with U.S. GAAP for the six months period ended June 30, 2007 and 2008, are as follows:

	2007	2008
Stockholders’ equity at beginning of year	26,308,572	29,817,815
Changes during the year:
Net income under U.S. GAAP	5,556,880	6,314,545
Dividends	(5,082,051)	(8,034,515)
Accumulated other comprehensive income, net of tax	218,486	260,887
Treasury stock	(876,927)	(1,622,090)

Stockholders’ equity at end of year	26,124,960	26,736,642

d.	With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2007	2008
Consolidated balance sheets
Current assets	16,943,576	17,896,344
Non-current assets	63,541,838	69,785,724

Total assets	80,485,414	87,682,068

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(2) d.	(continued)

	2007	2008
Current liabilities	27,083,560	31,650,828
Non-current liabilities	20,242,105	21,403,331

Total liabilities	47,325,665	53,054,159
Minority interest in net assets of subsidiaries	7,034,789	7,891,267
Stockholders’ equity	26,124,960	26,736,642

Total liabilities and stockholders’ equity	80,485,414	87,682,068

(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC
a.	Income tax
(i).	The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP, is as follows:

	2007	2008
Consolidated income before tax in accordance with U.S. GAAP	11,350,171	12,552,005
Income tax in accordance with U.S. GAAP at 30% statutory tax rate	3,405,051	3,765,602

Effect of non-deductible expenses (non-taxable income) at the enacted maximum tax rate (30%):
Net periodic post-retirement health care benefit cost	116,859	113,389
Amortization of discount on promissory notes and other borrowing costs	4,308	1,852
Tax penalty	—	169
Employee benefits	10,233	13,442
Permanent differences of the KSO Units	—	16,754
Income which was already subject to final tax	(15,158)	(2,315)
Equity in net (income) loss of associated companies	(1,077)	—
Others	16,831	60,837

Total	131,996	204,128

Income tax expense in accordance with U.S. GAAP	3,537,047	3,969,730

For the six months period ended June 30, 2007 and 2008, all of the Company and its subsidiaries’ operating revenues were earned in Indonesia, and accordingly, the Company and its subsidiaries have not been subjected to income tax in other countries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
a.	Income tax (continued)
(ii).	Accounting for uncertainty in income tax

The Company and its subsidiaries adopted the provisions of FASB Interpretation (“FIN”) 48, “Uncertainty in Income Tax: an Interpretation of SFAS 109” effective January 1, 2007. FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the tax benefit from an uncertain tax position shall be recognized when it is more likely than not, based on the technical merits of the position, that the position will be sustained on examination by the Tax Authorities. The amount of the tax benefits to be recognized is the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Based on the analysis of all tax positions of the Company and its subsidiaries related to income taxes subject to SFAS 109, the Company and its subsidiaries determined that there is no material impact on the consolidated financial statements for any years still subject to any tax examination, and that the recognition of unrecognized tax benefits will not have a material impact on the effective income tax rate in any given years. The Company and its subsidiaries do not anticipate that the current position of unrecognized tax benefits will significantly change in the next 12 months.

For the six months period ended June 30, 2008, there have been no interest and penalties incurred in relation with corporate income taxes. The Company and subsidiaries record interest and penalties for the underpayment of income taxes, if any, in interest expenses and other expenses account, respectively, in the consolidated financial statements.

As of June 30, 2008, the Company is subject to tax audits for fiscal years 2003, 2005 and 2006, Telkomsel for fiscal years 2003, GSD for fiscal years 2003 up to 2006, and Infomedia for fiscal years 2004 up to 2006. Currently, Telkomsel is being audited by the Tax Office for the fiscal year 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair values of financial instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:
(i).	Cash and cash equivalents and temporary investments

The carrying amounts approximate fair values because of the short-term nature of the financial assets.

(ii).	Short-term bank loans

The carrying amounts approximate fair values because of the short-term nature of the financial liabilities.

(iii).	Long-term liabilities

The fair values of long-term liabilities other than bonds and guaranteed notes are estimated by discounting the future cash flows of each liability at rates currently offered to the Company and its subsidiaries for similar debts of comparable maturities by the bankers of the Company and its subsidiaries.

The fair values of bonds and guaranteed notes are based on market prices at balance sheet date.

(iv).	The estimated fair values of the Company and its subsidiaries’ financial assets and liabilities are as follows:

	Carrying
	amount	Fair value
2007
Cash and cash equivalents	10,828,433	10,828,433
Temporary investments	188,139	188,139
Short-term bank loans	934,844	934,844
Long-term liabilities:
Two-step loans	4,205,223	3,874,472
Bonds	999,780	1,018,395
Bank loans	6,156,222	6,044,607
Deferred consideration for business combinations	4,063,056	4,153,115

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair values of financial instruments (continued)
(iv).	The estimated fair values of the Company and its subsidiaries’ financial assets and liabilities are as follows: (continued)

	Carrying
	amount	Fair value
2008
Cash and cash equivalents	10,140,791	10,140,791
Temporary investments	159,504	159,504
Short-term bank loans	70,984	70,984
Long-term liabilities:
Two-step loans	3,970,695	3,641,833
Bank loans	6,849,345	6,727,052
Deferred consideration for business combinations	3,046,870	3,115,543
The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involved various limitations, including the following:
a.	Fair values presented do not take into consideration the effect of future currency fluctuations.

b.	Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiaries would record upon disposal/termination of the financial assets and liabilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
c.	Comprehensive income

	2007	2008
Net income under U.S. GAAP	5,556,880	6,314,545
Unrealized holding (loss) gain on available-for-sale securities	1,704	(2,256)
Foreign currency translation adjustments of associated companies, net of tax of Rp.255 million and (Rp.331 million), for the six months period ended June 30, 2007 and 2008, respectively	596	(772)
Unrecognized actuarial losses prior service costs and transition obligations, net of tax	—	263,919

	5,559,180	6,575,436

d.	Employee benefits
(i).	The Company
a.	The disclosures under SFAS 132 (Revised 2003) “Employers’ Disclosures about Pension and Other Postretirement Benefits” and SFAS 106 are as follows:

	Pension		Health care
	2007	2008	2007	2008
Components of net periodic benefits costs
Service costs	101,804	141,067	56,585	71,991
Interest costs	431,087	538,484	362,019	451,750
Expected return on plan assets	(389,139)	(465,418)	(111,074)	(171,684)
Amortization of prior service costs (gains)	100,633	141,782	(184)	(184)
Recognized actuarial losses	—	—	91,823	134,462
Amortization of transition obligations	14,317	14,317	12,163	12,163

Total net periodic benefits costs	258,702	370,232	411,332	498,498

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i).	The Company (continued)
b.	The following table presents the changes in the benefits obligations, the changes in the plan assets, and the current and non-current portions of the accrued costs recognized in the Company’s U.S. GAAP consolidated balance sheets as of June 30, 2007 and 2008:

	Pension		Health care
	2007	2008	2007	2008
Changes in benefits obligations
Benefits obligation at beginning of year	8,121,381	10,727,812	6,985,343	8,925,612
Service costs	101,804	141,067	56,585	71,990
Interest costs	431,087	538,484	362,019	451,750
Plan participants’ contributions	21,911	22,083	—	—
Actuarial losses	143,367	68,743	418,167	14,994
Benefits paid	(167,288)	(220,799)	(89,755)	(110,998)
Effects on benefits changes	—	—	—	701,712

Benefits obligation at end of year	8,652,262	11,277,390	7,732,359	10,055,060

Change in plan assets
Fair value of plan assets at beginning of year	7,210,749	9,034,392	2,253,260	3,376,172
Expected return on plan assets	389,139	465,417	111,074	169,433
Actual return on plan assets	335,847	—	18,906	—
Employer’s contributions	350,081	444,531	570,222	500,000
Plan participants’ contributions	21,911	22,083	—	—
Benefits paid	(167,288)	(205,904)	(89,755)	(110,998)

Fair value of plan assets at end of year	8,140,439	9,760,519	2,863,707	3,934,607

Accrued costs	511,823	1,516,871	4,868,652	6,120,453

c.	The measurement date used to determine pension and health care benefits measures for the pension plans and the health care plan is December 31 for each of the years.

d.	The assumptions used by the independent actuary to determine the benefits obligation of the plans as of December 31, 2006 and 2007 were as follows:

	Pension		Health care
	2006	2007	2006	2007
Discount rate	10.5%	10.25%	10.5%	10.25%
Rate of compensation increases	8%	8%	—	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i).	The Company (continued)
e.	The assumptions used by the independent actuary to determine the net periodic benefits costs of the plans for the years ended December 31, 2006 and 2007, were as follows:

	Pension		Health care
	2006	2007	2006	2007
Discount rate	10.5%	10.25%	10.5%	10.25%
Expected long-term return on plan assets	10.5%	10%	8.5%	9%
Rate of compensation increases	8%	8%	—	—
f.	Future health care costs trend rates as of December 31, 2006 and 2007, were assumed as follows:

	2006	2007
Health care costs trend assumed for next year	12%	14%
Ultimate health care costs trend rate	8%	8%
Year that the rate reaches the ultimate trend rate	2011	2011
g.	The actuarial valuations for the defined benefit pension plan and post-retirement health care plan as of December 31, 2006 and 2007 were prepared on April 24, 2007 and March 31, 2008, respectively, by an independent actuary.

The discount rates were based on the Government Bond yields. The rates of compensation increases assumed were based on the long-term inflation rates of between 6% and 7%. The expected long-term returns on the plan assets were based on the average rate of earnings expected on the funds invested or to be invested.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i).	The Company (continued)
h.	The investment policies established by management for the pension plans require a minimum of 95% of the fund to be invested in the following asset types and a minimum overall rate of return of 10%:

Based on
percentage of fund invested
Time deposits	Up to 100%
Deposits on call	Up to 100%
Certificates of deposit	Up to 100%
Listed shares	Up to 50%
Listed debt securities	Up to 50%
Unlisted shares and debt securities	Up to 20%
Real estates	Up to 15%
Mutual funds	Up to 50%
Certificates by Bank Indonesia	Up to 100%
Securities by the Indonesian Government	Up to 75%
i.	The weighted average asset allocations of the Company’s pension plan as of June 30, 2007 and 2008, by asset category, were as follows:

	Plan assets
	as of June 30,
	2007	2008
Asset category
Debt securities	73%	70%
Deposit securities	7%	4%
Equity securities	16%	21%
Mutual fund	3%	4%
Real estates	1%	1%

Total	100%	100%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i).	The Company (continued)
j.	Equity securities include the Company’s common stock amounting to Rp.nil and Rp.247,429 million (0% and 3.0% of the total Company’s pension plan assets) as of June 30, 2007 and 2008, respectively.

Debt securities include the Company’s bonds amounting to Rp.nil (0% of the total Company’s pension plan assets) as of June 30, 2007 and 2008.

k.	Management has established investment policies for the post-retirement health care benefits plan which require a minimum of 95% of the fund to be invested in the following asset types:

Based on
Percentage of fund invested
Time deposits	Up to 100%
Deposits on call	Up to 100%
Listed shares	Not exceeding 50%
Listed debt securities	Not exceeding 50%
Mutual funds	Not exceeding 50%
Certificates by Bank Indonesia	Up to 50%
Securities by the Indonesian Government	Not exceeding 75%
l.	The weighted average asset allocations of the Company’s post-retirement health care plan as of June 30, 2007 and 2008, by asset category, were as follows:

	Plan assets
	as of June 30,
	2007	2008
Asset category

Deposit securities	26%	4%
Debt securities	31%	47%
Equity securities	12%	11%
Mutual fund	31%	38%

Total	100%	100%

m.	Debt securities include the Company’s Notes and bonds amounting to Rp.nil (0% of the total Company’s post retirement health care plan assets) as of June 30, 2007 and 2008, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee benefits (continued)
(i).	The Company (continued)
m.	(continued)

Equity securities include the Company’s stock amounting to Rp.nil and Rp.51,260 juta (0% and 1.0% of the total Company’s post-retirement health care plan assets) as of June 30, 2007 and 2008.

n.	The Company expected to contribute Rp.889,061 million to its defined benefit pension plan and Rp.1,100,000 million to its post-retirement health care plan during 2008.
(ii).	Expected future benefit payments

The expected benefits payments by the Company and its subsidiaries are as follows:

	Pension	Health care
2008	447,647	221,995
2009	547,783	260,798
2010	523,652	301,815
2011	592,041	342,446
2012	658,624	380,314
2013 - 2017	6,140,830	2,661,371
(iii).	The amounts recognized in accumulated other comprehensive income as of June 30, 2008 consisted of:

	2008
		Post-	Other post-
	Pension	retirement	retirement
	benefit	health care	benefits	Total	Deferred tax	Net of tax
Transition obligations	23,316	158,112	—	181,428	6,995	174,433
Prior service costs (gain)	1,923,186	(283)	39,997	1,962,900	588,955	1,373,945
Actuarial losses	265,638	3,315,567	173,797	3,755,002	132,851	3,622,151

Total	2,212,140	3,473,396	213,794	5,899,330	728,801	5,170,529

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
e.	Operating lease

For the six months period ended June 30, 2008, the Company and its subsidiaries recorded operating lease expenses for land and building, vehicle and office equipment totaling to Rp.634,957 million.

Certain subsidiaries entered into a non-cancelable office lease agreements. The minimum lease payment for each of the five succeeding years amounted to Rp.26,608 million, Rp.10,514 million, Rp.5,379 million, Rp.5,379 million and Rp.5,379 million for 2008, 2009, 2010, 2011 and 2012, respectively.

f.	Recent accounting pronouncements in the United States of America

In February 2007, FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115”. Under the provisions of SFAS 159, companies may choose to account for financial assets and liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value on an instrument-by-instrument basis. Changes in fair value shall be recognized in earnings for each reporting period. SFAS 159 shall be effective as of the beginning of the fiscal year that begins after November 15, 2007. The Company and its subsidiaries do not choose fair value to measure its financial assets and liabilities.

In December 2007, FASB issued SFAS 141 (Revised 2007), “Business Combinations”. The revision provides guidance on recognizing assets and liabilities arising from contingencies in a business combination. It also provides guidance on recording step-by-step acquisition, recognizing and measuring goodwill or a gain from a bargain purchase, equity interest exchange and noncontrolling interest presentation. SFAS 141 (Revised 2007) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application of SFAS 141 (Revised 2007) is prohibited. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of SFAS 141 (Revised 2007) shall not be adjusted.

In December 2007, FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51”. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It also provides guidance on recognizing a gain or loss in net income when a subsidiary is deconsolidated and providing disclosures in the consolidated financial statements. SFAS 160 shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 shall be applied prospectively except for the presentation and disclosure requirements. Earlier application of SFAS 160 is prohibited. The Company and its subsidiaries are currently assessing the impact of the requirements of SFAS 160 on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
JUNE 30, 2007 AND 2008,
AND SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)
(3)	Additional consolidated financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
f.	Recent accounting pronouncements in the United States of America (continued)

In March 2008, FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”, which is an amendment of SFAS 133. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities and requires an entity to provide enhanced disclosures about how and why the entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect the financial position, financial performance and cash flows. SFAS 161 shall be effective for the financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is encouraged. The Company and its subsidiaries are currently assessing the impact of the application of SFAS 161 on the consolidated financial statements.

In May 2008, FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles” which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 162 shall be effective 60 days following the Securities and Exchange Commission’s (SEC) approval of the Public Company Accounting Oversight Boards (PCAOB) amendments to Auditing Standard (AU) Section 411, “The Meaning of Present Fairly in Conformity With General Accepted Accounting Principles”. SFAS 162 will be used as guidance in applying U.S. GAAP by the Company and its subsidiaries.

In May 2008, FASB issued SFAS 163, “Accounting for Financial Guarantee Insurance Contract — an Interpretation of FASB Statement No.60 which interprets SFAS 60, “Accounting and Reporting by Insurance Enterprises” and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts that are not accounted for as derivative instruments. SFAS 163 provides guidance on recognizing, measuring and derecognizing unearned premium revenue and claim liability by an insurance enterprise. It also provides guidance on how to provide disclosures in financial statements by an insurance enterprise. SFAS 163 shall be effective for the financial statements issued for fiscal years beginning after December 15, 2008. SFAS 163 will not have impact on the consolidated financial statements.